      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 20, 1998
                                                      REGISTRATION NO. 333-29261
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------


                         POST EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-11
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                 OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES
                                 ---------------


                     HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                 ---------------

                           90 WEST STREET, SUITE 1508
                            NEW YORK, NEW YORK 10006
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
                                 ---------------

                                JOHN A. BURCHETT
                             CHIEF EXECUTIVE OFFICER
                     HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
                           90 WEST STREET, SUITE 1508
                            NEW YORK, NEW YORK 10006
                                 (212) 732-5086
       (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)
                                 ---------------

                                   COPIES TO:
                            CHARLES A. WRY, JR., ESQ.
                      MORSE, BARNES-BROWN & PENDLETON, P.C.
                                1601 TRAPELO ROAD
                                WALTHAM, MA 02451
                            TELEPHONE: (781) 622-5930
                            FACSIMILE: (781) 622-5933
                                 ---------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.


    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [X] 333-29261


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.


================================================================================

                                   PROSPECTUS



    5,920,378 Shares of Common Stock Issuable Upon Exercise of Certain Stock
                                Purchase Warrants



                     Hanover Capital Mortgage Holdings, Inc.



                                 July 20, 1998



    This Prospectus covers the offer and sale by Hanover Capital Mortgage Holdings, Inc. (the "Company") of up to 5,920,378 shares of the Company's common stock, $.01 par value per share (the "Common Stock"), 5,747,878 of which are issuable from time to time upon the exercise of Stock Purchase Warrants (the "Warrants") included in the Units issued by the Company in its initial public offering which closed on September 19, 1997 and 172,500 of which are issuable from time to time upon the exercise of Stock Purchase Warrants (the "Representatives' Warrants") issued to Stifel, Nicolaus & Company Incorporated and Nationsbank Montgomery Securities, underwriters of the initial public offering of the Company at the closing of such offering. Each Unit included one share of the Company's Common Stock and a Stock Purchase Warrant initially exercisable for one share of the Company's Common Stock. The current exercise price of a Warrant is $15.00 for one share of Common Stock. The Warrants became exercisable on the opening of business on March 19, 1998 and will continue to be exercisable through the close of business on September 15, 2000. The exercise price and the number of shares of Common Stock issuable upon the exercise of the Warrants is subject to adjustment in certain events. Each Representative Warrant is initially exercisable for one share of the Company's Common Stock. The current exercise price of a Representative Warrant is $15.00 for one share of Common Stock. The exercise price and the number of shares of Common Stock issuable upon the exercise of the Representatives' Warrants is subject to adjustment in certain events. The proceeds to the Company from the sale of Common Stock upon the exercise of the Warrants and the Representatives' Warrants will be $88,805,670 (assuming all of the Warrants are exercised), which will be used by the Company for general working capital and corporate purposes. The exercise of a Warrant or a Representative's Warrant is optional with the owner of the warrant, and the Company cannot predict whether or when any of the warrants will be exercised. See "Description of Securities--Warrants."



    On September 19, 1997 the Units began trading on the American Stock Exchange under the trading symbol HCM.U or HCM/U. Commencing March 19,1998, the Warrants became detachable from the Common Stock and, commencing March 20, 1998, the Common Stock and Warrants began trading separately on the American Stock Exchange under the symbols HCM and HCM.WS, respectively.



    SEE "RISK FACTORS" COMMENCING ON PAGE 10 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS. THESE RISKS INCLUDE:



-   Total dependence upon Principals and other key personnel.



- Inability of the Company to control the operations of the Company's taxable subsidiaries (which are controlled by the Principals), which could result in decisions by such subsidiaries that do not reflect the Company's best interests.



- Adverse general economic conditions, which generally cause decreasing demand for consumer credit and declining real estate values, either of which would negatively impact the Company's net income.



- Acceleration of prepayments on Mortgage Assets purchased by the Company at a premium will result in a corresponding write-off of unamortized premiums which could negatively impact the Company's net income, if any.



- Significant increases in short-term interest rates, which would adversely affect the Company's borrowing costs and could negatively impact the Company's net income.



- Difficulty of acquiring Mortgage Assets (as defined herein) at favorable spreads relative to borrowing costs in an environment of increasing competition.



- Consequences of failing to maintain REIT status which would result in the Company being subject to tax as a regular corporation.



- Failure of a public market to develop or be sustained for the Units, Common Stock or Warrants.




    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                                     PRICE TO      UNDERWRITING     PROCEEDS TO
                                      PUBLIC         DISCOUNT        COMPANY(1)
--------------------------------------------------------------------------------
Per Share.......................   $     15.00        $0.00         $     15.00
--------------------------------------------------------------------------------
Total...........................   $88,805,670        $0.00         $88,805,670
================================================================================



(1) Before deducting expenses of this offering of shares of Common Stock issuable upon exercise of the Warrants and the Representatives' Warrants payable by the Company, estimated to be $75,000.

                                TABLE OF CONTENTS



                                                                            PAGE



PROSPECTUS SUMMARY.........................................................   4
  The Company..............................................................   4
   General.................................................................   4
   Management..............................................................   5
   The Company's Operations................................................   5
   Competitive Advantages..................................................   6
   Structure of the Company................................................   7
  Structure of Company.....................................................   7
  Principals' Conflicts of Interest........................................   9
  Dividend Policy and Distributions........................................   9
  Summary Risk Factors.....................................................   1
RISK FACTORS...............................................................   1
  Dependence Upon Principals and Other Key Personnel.......................   1
  Recent Formation and Lack of Relevant Experience.........................   1
  Benefits to the Principals...............................................   2
  Negative Effect on Financial Condition Due to Board of
   Director's Ability to Change Policies of the Company....................   2
  Absence of Independent Valuation for Allocation of Equity
   Interest in HCHI........................................................   2
  Principals' Conflicts of Interest........................................   2
  Recent Negative Trends in Revenue and Income.............................   3
  Mortgage Assets with Poor Documentation and Poor Payment
   Histories...............................................................   3
  Defaults on Mortgage Assets..............................................   3
   Defaults on Commercial Mortgages........................................   3
   Effect of Adverse Economic Conditions on Multifamily
    Properties.............................................................   4
   Decreases in Value of Retail, Office and Industrial
    Properties.............................................................   4
   Environmental Liabilities Associated with Contaminated
    Properties.............................................................   5
  Risks Related to Operations..............................................   5
   Negative Effects of Fluctuating Interest Rates..........................   5
   Reduction of Income Due to Prepayment...................................   7
   Defaults by Borrowers under Mortgage Assets.............................   8
   Losses Related to Investing in Subordinated Classes of
   Mortgage-Backed Securities..............................................   8
   Losses Related to Borrowings and Substantial Leverage by the
    Company................................................................   9
   Insufficient Demand for Mortgage Loans and the Company's
    Loan Products..........................................................  10
   Lack of Geographic Diversification......................................  11
   Ability to Acquire Mortgage Assets at Favorable Spreads
    Relative to Borrowing Costs; Competition and Supply....................  11
  Failure to Maintain REIT Status; Company Subject to Tax
   as a Regular Corporation................................................  11
  Potential Characterization of Distribution as UBTI; Taxation
   of Tax-Exempt Investors.................................................  12
  Taxable Mortgage Pool Risk; Increased Taxation...........................  13
  Market Considerations....................................................  13
  Investment Company Act Risk..............................................  13
  Legislative and Regulatory Risk..........................................  14
  Shares Eligible for Future Sale..........................................  15
  Preferred Stock; Restrictions on Ownership of Common
   Stock; Anti-takeover Measures...........................................  16
THE COMPANY................................................................  17
USE OF PROCEEDS............................................................  17
DIVIDEND POLICY AND DISTRIBUTIONS..........................................  17
DIVIDEND REINVESTMENT PLAN.................................................  19
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS............................  20
   Overview................................................................  20
   Results of Operations...................................................  20
   Three Months Ended March 31, 1998 Compared to Three Months
    Ended March 31, 1996...................................................  20
   Year Ended December 31, 1997 Compared to Year
    Ended December 31, 1996................................................  24
   Financial Condition.....................................................  26
   Liquidity and Capital Resources.........................................  26
BUSINESS...................................................................  29
   General.................................................................  29
    Background.............................................................  29
    Business Strategy......................................................  30
   Investment Portfolio....................................................  30
    General................................................................  30
    Single-Family Mortgage Operations......................................  30
    Commercial Mortgage Loans and Multifamily Mortgage Loans
   Accumulation Period Acquisitions........................................  34
   Federal National Mortgage Association (FNMA)
    Securities.............................................................  36
   Due Diligence Operations................................................  37
   Financing...............................................................  37
    General................................................................  37
    Reverse Repurchase Agreements..........................................  37
   Securitization and Sale Process.........................................  38
    General................................................................  38
    Credit Enhancement.....................................................  40
    Other Mortgage-Backed Securities.......................................  40
    Capital Allocation Guidelines (CAG)....................................  41
    Implementation of the CAG -- Mark to Market Accounting.................  41
   Risk Management.........................................................  42
    Credit Risk Management.................................................  42
    Interest Rate Risk Management..........................................  43
    Prepayment Risk Management.............................................  43
   Hedging.................................................................  43
    Investment Portfolio...................................................  43
    Costs and Limitations..................................................  44
   Servicing Rights........................................................  45
   Regulation..............................................................  45
   Competition.............................................................  45
   Employees...............................................................  46
   Service Marks...........................................................  46
   Future Revisions in Policies and Strategies.............................  46
   Relationship with Affiliates and Prior Business
HCHI ORGANIZATIONAL CHART..................................................  47
MANAGEMENT.................................................................  50
   Directors and Executive Officers........................................  50
   Terms of Directors and Officers.........................................  53
   Committees of the Board.................................................  54
   Compensation of Directors...............................................  54
   Compensation Committee Interlocks.......................................  55
   Executive Compensation..................................................  55
   Bonus Incentive Compensation Plan.......................................  56
Option Grants in Fiscal Year Ended December 31, 1997.......................  57
Aggregated Option Exercises in Fiscal Year Ended December 31,
1997 and Fiscal Year End Option Values.....................................  58
   Employment Agreements...................................................  58
   401(k) Plan.............................................................  59
   1997 Stock Option Plan..................................................  59
CERTAIN TRANSACTIONS.......................................................  62
   Management Agreement....................................................  62
   The HCP Shareholders' Agreement.........................................  64
   The Formation Transactions..............................................  62
   Employment Agreements...................................................  63
   The HCP Shareholders' Agreement.........................................  64
   Loans to the Principals.................................................  65
PRINCIPAL STOCKHOLDERS.....................................................  66
DESCRIPTION OF SECURITIES..................................................  67
   Common Stock............................................................  67
   Preferred Stock.........................................................  67
   Warrants................................................................  68
   Repurchase of Shares and Restrictions on Transfer.......................  69
   Transfer Agent..........................................................  71
SHARES ELIGIBLE FOR FUTURE SALE............................................  71
   General.................................................................  71
   Registration Rights.....................................................  72
CERTAIN PROVISIONS OF MARYLAND LAW AND OF

  THE COMPANY'S CHARTER AND BYLAWS.........................................   73
   Removal of Directors....................................................   73
   Business Combinations...................................................   73
   Control Share Acquisitions..............................................   73
   Amendment to the Charter................................................   74
   Dissolution of the Company..............................................   74
   Advance Notice of Director Nominations and New Business.................   74
   Anti-takeover Effect of Certain Provisions of Maryland..................   75
    Law and the Charter and Bylaws.........................................   75
   Limitation of Liability and Indemnification.............................   75
FEDERAL INCOME TAX CONSIDERATIONS..........................................   77
   General.................................................................   77
   Opinion of Counsel......................................................   78
   Requirements for Qualification as a REIT................................   78
   Record Keeping Requirements.............................................   83
   Termination or Revocation of REIT Status................................   83
   Taxation of HCHI........................................................   83
   Taxation of Taxable Affiliates..........................................   84
   Taxation of Taxable U.S. Stockholders...................................   85
   Withholding.............................................................   86
   Taxation of Tax-Exempt Stockholders.....................................   87
   Certain United States Federal Income Tax Considerations
    Applicable to Foreign Holders..........................................   87
   Information Reporting and Backup Withholding............................   88
   Special Considerations..................................................   89
   Other Tax Consequences..................................................   89
ERISA INVESTORS............................................................   90
LEGAL MATTERS..............................................................   91
EXPERTS
ADDITIONAL INFORMATION.....................................................   91
GLOSSARY...................................................................   92
TABLE OF CONTENTS TO FINANCIAL STATEMENTS..................................  F-1

                               PROSPECTUS SUMMARY


    The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus. Certain capitalized terms not otherwise defined herein have the meanings assigned to them in the Glossary, which begins on page 92. The "Company" means either (i) Hanover Capital
Mortgage Holdings, Inc., a Maryland corporation ("HCHI"), or (ii) HCHI, Hanover Capital Partners Ltd., a New York corporation ("HCP"), Hanover Capital Mortgage Corporation, a Missouri corporation ("HCMC"), and Hanover Capital Securities, Inc., a New York corporation ("HCS"), collectively, as the context may require.


                                   THE COMPANY

GENERAL


    The Company is a specialty finance company, the activities of which include
(i) acquiring primarily Single-Family Mortgage Loans that are at least twelve months old ("seasoned" Single-Family Mortgage Loans) or that were intended to be of certain credit quality but that do not meet the originally intended market parameters due to errors or credit deterioration ("fall-out" Single-Family Mortgage Loans and, together with seasoned Single-Family Mortgage Loans, "subprime" Single-Family Mortgage Loans), (ii) originating, holding, selling and servicing Multifamily Mortgage Loans and Commercial Mortgage Loans, (iii) securitizing Mortgage Loans and retaining interests therein, (iv) purchasing Mortgage Assets in the secondary mortgage market, (v) managing the resulting combined portfolio in a tax-advantaged REIT structure, and (vi) offering due diligence services to buyers, sellers and holders of Mortgage Loans. The Company's principal business objective is to generate increasing earnings and dividends for distribution to stockholders. The Company acquires Single-Family Mortgage Loans through a network of sales representatives targeting financial institutions throughout the United States. The Company originates Multifamily Mortgage Loans and Commercial Mortgage Loans through HCMC. The Company has elected to be taxed as a real estate investment trust under the Internal Revenue Code of 1986, as amended. The Company will generally not be subject to Federal income tax to the extent it distributes its earnings to its stockholders and maintains its qualification as a REIT. Taxable affiliates of the Company, however, including HCP, HCMC and HCS, will be subject to Federal income tax. See "Federal Income Tax Considerations -- Requirements for Qualification as a REIT," " -- Taxation of HCHI" and " -- Taxation of Taxable Affiliates." The Company is self-advised and self-managed.



    The Company determined to elect REIT status primarily for the tax advantages. Management believes that the REIT structure is the most desirable structure for owning Mortgage Assets because it generally eliminates corporate-level Federal income taxation. In addition, as the Company is not a traditional lender which accepts deposits, it is subject to substantially less regulatory oversight and incurs lower compliance expenses than banks, thrifts and many other originators of Mortgage Assets. The Principals believe that the Company will generate attractive earnings and dividends per share for stockholders through the combination of (i) purchasing subprime Single-Family Mortgage Loans which generally have higher yields than newly originated, conforming Single-Family Mortgage Loans, (ii) its focus on originating Multifamily Mortgage Loans and Commercial Mortgage Loans, which generally have higher yields than conforming Single-Family Mortgage Loans, and (iii) using long-term financing that allows the Company to realize net interest income over time as REIT-qualified income, as opposed to fully taxable gain-on-sale income. In general, "subprime" Single-Family Mortgage Loans are Single-Family Mortgage Loans that are either twelve months or older (also referred to as "seasoned" Single-Family Mortgage Loans) or were intended to be of a certain credit quality but do not meet the originally intended market parameters due to documentation errors or credit deterioration (also referred to as "fall-out" Single-Family Mortgage Loans). "Conforming" Single-Family Mortgage Loans are newly originated Single-

Family Mortgage Loans of top quality and of a size acceptable to the Agencies. See "Business -- Single-Family Mortgage Operations-Single-Family Market Trends." See also "Risk Factors -- Defaults on Mortgage Assets."


MANAGEMENT


    The business of the Company is managed by John A. Burchett, Joyce S. Mizerak, Irma N. Tavares and George J. Ostendorf. Prior to founding HCP in February 1989, these four individuals (each, a "Principal" and collectively, the "Principals") were employed in the mortgage trading operations of Bankers Trust Company. Prior to that time, the Principals were employed by Citicorp Investment Bank, where they supervised trades of Mortgage Assets and were responsible for the management and hedging of portfolios of Mortgage Assets. At Citicorp Investment Bank, Mr. Burchett co-managed the mortgage finance department, which included responsibilities for the trading of mortgage assets, and led the development of its residential conduit, Citimae. At Citicorp Investment Bank, Ms. Tavares was responsible initially for mortgage operations and eventually for trading of whole loan packages and adjustable rate mortgage securities. While employed at Citicorp Investment Bank, Ms. Mizerak originally was responsible for contract finance and securitization and later for whole loan trading. Mr. Ostendorf was responsible for marketing, sales and customer relations for the Chicago mortgage finance office. Ms. Tavares, Ms. Mizerak and Mr. Ostendorf had similar responsibilities at Bankers Trust Company. See "Management -- Directors and Executive Officers."


THE COMPANY'S OPERATIONS


    General. HCHI was incorporated in the state of Maryland on June 10, 1997 and has conducted business operations since the closing of the Company's initial public offering on September 19, 1997. Since its incorporation in 1989, HCP has managed short-term trading (generally involving holding periods of eighteen months or less) of Single-Family Mortgage Loans for Alpine Associates, A Limited Partnership, and for BT Realty Resources, Inc., a subsidiary of Bankers Trust New York Corp. In managing trading activities, HCP has typically targeted pools containing subprime Single-Family Mortgage Loans with deficiencies that could be corrected to permit resales on favorable terms. In addition, HCP provides Mortgage Loan due diligence services. After the closing of the Company's initial public offering in September 1997, HCP ceased to manage trading activities for Alpine Associates and BT Realty Resources but has continued to provide due diligence services. HCMC, which was incorporated in 1992, originates, sells and services Multifamily Mortgage Loans and, since the closing of the Company's initial public offering has also originated, sold and serviced Commercial Mortgage Loans. HCS, which was incorporated in 1989, is a broker/dealer.



    Investment Portfolio. The primary business of the Company is investing in first lien Single-Family Mortgage Loans, Multifamily Mortgage Loans and Commercial Mortgage Loans and Mortgage Securities secured by or representing an interest in Mortgage Loans (the "Investment Portfolio). HCHI's focus in acquiring Single-Family Mortgage Loans for the Investment Portfolio is on pools that contain subprime Single-Family Mortgage Loans. HCHI, however, also invests in Multifamily Mortgage Loans and Commercial Mortgage Loans. In addition, Mortgage Loans and Mortgage Securities in the Investment Portfolio generally will be held on a long-term basis, so that returns will be earned over the lives of Mortgage Loans and Mortgage Securities rather than from their sales. Although HCMC has originated and sold Multifamily Mortgage Loans, neither HCP nor any of the Principals has significant experience in managing investments in Multifamily Mortgage Loans or Commercial Loans or in managing long-term investments in any Mortgage Loans or Mortgage Securities. See "Risk Factors -- Limited Experience of Principals."


    HCMC has originated Multifamily Mortgage Loans since its inception in 1992. The Principals believe HCMC was one of the first commercial mortgage banking operations to originate Multifamily Mortgage Loans for sale to conduits and, from direct borrower originations and its network of third party brokers, can provide Multifamily Mortgage Loans and Commercial Mortgage Loans of sufficient credit quality to meet the requirements for securitization and sales to third party investors and into the Investment Portfolio. Subsequent to the closing of the Company's initial public offering, the Company has primarily originated, through HCMC, Multifamily Mortgage Loans and Commercial Mortgage Loans, including Mortgage Loans secured by income-producing commercial properties such as office, retail, warehouse and mini-storage facilities, and has subsequently sold the Mortgage Loans to investors. It is not anticipated that the Company will originate Single-Family Mortgage Loans. The Principals believe that the Company has certain competitive advantages over other entities in the commercial mortgage market due to the speed, consistency and flexibility it seeks to achieve by being a vertically integrated company (i.e., acting as originator, servicer and owner of Commercial Mortgage Loans).



    The Company acquires and securitizes Single-Family Mortgage Loans and Commercial Mortgage Loans so as to earn higher returns than could generally be earned from purchasing Mortgage Securities in the marketplace. However, there can be no assurance that the Company will be able to earn such higher returns. In addition, although HCP has rendered advisory services in connection with securitization transactions, neither it nor HCMC has securitized any significant amount of Mortgage Loans.



    Accumulation Period Acquisitions. The Company initially allocated a majority of the net proceeds raised in the Company's initial public offering to build a portfolio of Mortgage Assets, primarily comprised of adjustable rate mortgage pass-through securities of high investment quality (i.e., Agency, "AAA" or "AA"-rated), to provide income during the initial period required to acquire Mortgage Loans. The Principals intend that the Company will earn an acceptable level of return on the initial Investment Portfolio until the net proceeds from the Company's initial public offering can be fully invested in higher yielding Mortgage Assets. However, there can be no assurance that the Company will be able to earn such a level of return or any return at all. A similar portfolio acquisition strategy will be employed whenever the Company must invest the net proceeds of a new issuance of debt or equity securities.



    Due Diligence Operations. The Company continues to conduct the Due Diligence Operations, which have been historically performed for commercial banks, government agencies, private mortgage banks, credit unions and insurance companies. The Due Diligence Operations consist of the underwriting of credit, the analysis of loan documentation and collateral, and the analysis of the accuracy of the servicing accounting for Mortgage Loans. Such due diligence analysis is performed on a loan by loan basis. Audits of the accuracy of the interest charged on adjustable rate Mortgage Loans are frequently a part of the due diligence services provided to customers. The Company performs due diligence on the Mortgage Loans it acquires and for third parties. The Principals of the Company believe that the Due Diligence Operations will provide a source of revenue and a competitive advantage to the Company through the underwriting and pricing expertise gained through this business. However, there is no assurance that the Due Diligence Operations will in fact provide such revenue or competitive advantage.

STRUCTURE OF THE COMPANY



    The Structure. The following diagram depicts the structure of the Company. The structure was designed primarily to (i) permit the Company to acquire the ownership of a majority of the stock in HCP while preserving HCHI's qualification as a REIT, and (ii) permit certain activities of HCP to be wound down before and after the closing of the Company's initial public offering. See "Federal Income Tax Considerations -- Requirements for Qualification as a REIT."


                              STRUCTURE OF COMPANY


                                     [GRAPH]







----------
(1) The Principals own 716,677 shares of Common Stock, representing 11.08% of the outstanding shares of Common Stock. The Principals may also be issued up to 216,667 additional shares of Common Stock, increasing their percentage ownership of the outstanding shares of Common Stock to up to 13.96%, if the Earn-Out vests. In addition, the Principals may acquire additional shares of Common Stock upon the exercise of stock options granted to them under the Company's 1997 Executive and Non-Employee Director Stock Option Plan or pursuant to the Company's Bonus Incentive Compensation Plan. See "Management -- Bonus Incentive Compensation Plan" and "Management -- 1997 Stock Option Plan."



(2) HCHI owns 100% of the HCP Preferred representing the right to receive 97% of dividend distributions from HCP, and the Principals own 100% of the common stock of HCP representing the right to receive 3% of dividend distributions from HCP.



    The Principals currently own 716,677 shares of Common Stock of HCHI, or 11.08% of the outstanding shares of Common Stock. If the Earn-Out vests, HCHI will issue up to 216,667 additional shares of Common Stock to the Principals as an additional payment for their contribution of the HCP Preferred to HCHI. The Earn-Out may vest in full or in part on any September 30 beginning with September 30, 1998 and ending with September 30, 2002 (each, an "Earn-Out Measuring Date"). The Earn-Out will vest in full as of any Earn-Out Measuring Date through which the return on a Unit is at least equal to the initial public offering price of the Unit. One-third of the Earn-Out will vest as of any Earn-Out Measuring Date through which the return on a Unit is at least equal to a 20% annualized return on the initial public offering price of the Unit. The return on a Unit is determined by adding (i) the appreciation in the value of the Unit since the closing of the Company's initial public offering on September 19, 1997, and (ii) the amount of distributions made by the Company on the share of Common Stock included in the Unit since the closing of the Company's initial public offering. The appreciation in the value of a Unit as of any Earn-Out Measuring Date is the average difference, during the 30 day period that ends on the Earn-Out Measuring Date, between the market price of the share of Common Stock included in the Unit and the initial public offering price of the Unit multiplied by two to take into account the value of the Warrant included in the Unit. The Principals may acquire additional shares of Common Stock upon the exercise of stock options granted to them under the Company's 1997 Executive and Non-Employee Director Stock Option Plan or pursuant to the Company's Bonus Incentive Compensation Plan. See "Management -- 1997 Stock Option Plan;" and "Management -- Bonus Incentive Compensation Plan."



    It is anticipated that HCHI will earn substantially all of its revenue from the net cash flow from the Investment Portfolio and the operations of HCP, HCMC and HCS. The amounts that HCHI may in turn distribute to its stockholders will be reduced by the operating expenses of HCHI, including any Federal income tax that HCHI must pay if it fails to qualify as a REIT. See "Federal Income Tax Considerations -- Requirements for Qualification as a REIT" and " -- Taxation of HCHI."



    Except as described below, HCP, HCMC and HCS continue to own their pre-initial public offering assets and conduct their pre-initial public offering activities as taxable, non-controlled subsidiaries of HCHI. HCP conducts the Due Diligence Operations and supports HCHI's acquisition and investment activities by providing due diligence services. HCMC originates, sells and services Multifamily Mortgage Loans and Commercial Mortgage Loans and serves as a source of Multifamily Mortgage Loans and Commercial Mortgage Loans for HCHI. HCS facilitates the Company's trading activities by acting as a broker/dealer. See "Risk Factors -- Principals' Conflicts of Interest."



    HCHI owns all of the HCP Preferred, but generally has no right to participate in the operations of HCP, HCMC and HCS (other than to approve certain fundamental transactions such as mergers, consolidations, sales of all or substantially all assets, and any voluntary liquidation) because the HCP Preferred is nonvoting. Instead, as the holders of all of the HCP Common, the Principals generally control the operations of HCP, HCMC and HCS. This ownership structure is required because as a REIT, HCHI generally may not own more than 10% of the voting securities of any other issuer. See "Federal Income Tax Considerations -- Requirements for Qualification as a REIT -- Nature of Assets." Accordingly, the purchasers of the Company's Common Stock will not own an interest in any entity that controls HCP, HCMC or HCS.



    As the directors of HCP, the Principals intend to cause HCP to distribute its net cash from operations as dividends on a quarterly basis to the extent consistent with HCHI's REIT qualification. For purposes of receiving dividends, there is no difference between a share of the HCP Preferred and a share of the HCP Common, so that the HCP Preferred has no dividend rate or preference over the HCP Common. Instead, dividend distributions by HCP will be made in the same amount per share of HCP Preferred and HCP Common. Accordingly, each dividend distribution by HCP will be made to HCHI and the Principals in proportion to the numbers of shares held by them (so that, initially, each dividend distribution will be made 97% to HCHI and 3% to the Principals). As the holder of the HCP Preferred, however, based on a price of the Common Stock in the Company's initial public offering of $15.00 per share, HCHI will have the right to receive $10,750,005 (up to $15,750,010 if the Earn-Out vests, including the forgiveness of loans from HCHI of up to $1,750,000 (all of which has been loaned to date), but without regard to any salaries or other compensation for services, any additional shares of Common Stock that may be issued as compensation for services and any releases of personal guarantees) in HCP's liquidation before any other shareholders receive anything. See "Certain Transactions Loans to the Principals." Thus, the Principals control the operations of HCP, HCMC and HCS, but have the right to receive only 3% of the dividend distributions made by HCP. See "Risk Factors -- Principals' Conflicts of Interest." Shares of HCP Common held by a Principal may be repurchased if, among other things, the Principal ceases to be employed by the Company or to own an interest in HCHI. See "Certain Transactions -- The HCP Shareholders' Agreement."



    The Principals received 716,667 shares of Common Stock (representing 11.08% of the outstanding shares of Common Stock) in exchange for the HCP Preferred (which represents 97% of the book value of HCP at June

30, 1997, or $688,854). HCHI will record the carrying value of its investment in HCP at cost (which has been determined to be the net book value of the HCP Preferred) and account for the investment under the equity method. Upon the full vesting of the Earn-Out, up to 216,667 additional shares of Common Stock may be issued to the Principals, giving the Principals up to 13.96% of the outstanding Common Stock (taking into account the issuance of such additional shares of Common Stock). HCHI will receive no additional consideration in exchange for the 216,667 additional shares of Common Stock. In addition, up to $1,750,000 in loans made by HCHI to the Principals to enable the Principals to pay taxes (all of which has been loaned to date) will be forgiven to the extent that the Earn-Out vests. See "Risk Factors -- Benefits to the Principals" and "Certain Transactions - The Formation Transactions."



    In connection with the contribution by the Principals of the HCP Preferred to HCHI, no third-party appraisals or fairness opinions have been or will be obtained. There can be no assurance that the value of the Common Stock received by the Principals and the amount of any forgiven loans will be equivalent to the fair market value of the HCP Preferred contributed by them to HCHI. See "Risk Factors -- Benefits to the Principals" and " -- Absence of Independent Valuation for Allocation of Equity Interests in HCHI" and "Certain Transactions - The Formation Transactions."


                        PRINCIPALS' CONFLICTS OF INTEREST


    The Principals' interests might conflict with those of the purchasers of the Company's Common Stock in certain respects, particularly as follows:



         - The terms of the agreements by which the Principals acquired their shares of Common Stock and their loans to pay taxes were not determined through arm's-length negotiation. The Principals' obligations to enforce those agreements as directors and officers of HCHI may conflict with their interests as stockholders, directors and officers of HCHI.



         - The Principals continue to own the HCP Common. As the owners of the HCP Common, the Principals are entitled to receive only 3% of the dividend distributions made by HCP but control the operations of HCP, HCMC and HCS. HCP Common held by a Principal may be repurchased if, among other things, the Principal ceases to be employed by the Company or to own an interest in HCHI.


                        DIVIDEND POLICY AND DISTRIBUTIONS


    The Company intends to distribute 95% or more of its net taxable income (which does not necessarily equal net income as calculated in accordance with GAAP) to its stockholders on a quarterly basis each year so as to comply with the REIT provisions of the Code. Any taxable income remaining after the distribution of the regular quarterly dividends will be distributed annually in a special dividend on or prior to the date of the first regular quarterly dividend payment date of the following taxable year. The dividend policy is subject to revision in the discretion of the Board of Directors of the Company. All distributions will be made based upon such factors as the Board of Directors of the Company deems relevant. The Board of Directors of the Company has not established a minimum distribution level. To date, the Company has made the following quarterly dividend distributions. On January 12, 1998, the Company paid a dividend of $0.16 on each share of Common Stock and on April 13, 1998, the Company paid a dividend of $0.21 on each share of Common Stock. In addition, the Company has declared a dividend of $0.21 on each share of Common Stock, payable on July 13, 1998 to holders of record of the Company's Common Stock on June 30, 1998. See "Federal Income Tax Considerations."

                              SUMMARY RISK FACTORS


    An investment in the Company's Common Stock involves various risks, and prospective investors should consider carefully the matters discussed under "Risk Factors" prior to an investment in the Company's Common Stock. Among such risks are the following:


        - The Company's success will depend heavily upon the efforts of the Principals, each of whom would be difficult to replace.


        - HCHI was formed in June 1997 and has conducted operations for less than one year. The earnings of HCHI depend primarily upon the Principals' ability to acquire and manage the Investment Portfolio. Although HCP has managed the short-term trading of Single-Family Mortgage Loans and HCMC has originated Multifamily Mortgage Loans, the Principals have limited experience in managing investments in Multifamily Mortgage Loans and Commercial Mortgage Loans and in managing long-term investments in any Mortgage Loans or Mortgage Securities. In addition, the officers and directors of HCHI have limited experience in managing a public company or a REIT.


        - The investment and financing policies of the Company and its policies with respect to certain other activities, including growth, debt capitalization, distributions, REIT status and operating policies, will be determined by the Board of Directors.


        - Acceleration of prepayments on Mortgage Assets purchased by the Company at a premium will result in a corresponding write-off of unamortized premiums which could negatively impact the Company's net income, if any.



        - There can be no assurance that the exercise price of the Warrants reflects the fair market value of the interest in the Company represented by the shares of Common Stock received upon exercise thereof.


        - The Company will not control the operations of the Company's taxable subsidiaries (which are controlled by the Principals), which could result in decisions by such subsidiaries that do not reflect the Company's best interests.


        - The Principals may have conflicts of interest with respect to their obligations as officers and directors of the Company, in connection with the operations of the Company and the enforcement of the terms of the agreements pursuant to which such individuals acquired their Common Stock in HCHI and loans from HCHI.


        - Adverse general economic conditions, which generally cause decreasing demand for consumer credit and declining real estate values, could negatively impact the Company's net income, if any.

        - Significant increases in short-term interest rates could adversely affect the Company's borrowing costs and could negatively impact the Company's net income.

        - The Company may experience difficulty in acquiring Mortgage Assets at favorable spreads relative to borrowing costs in an environment of increasing competition.

        - If the Company fails to maintain its qualification as a REIT, the Company will be subject to Federal income tax as a regular corporation.

        - The failure of a public market to develop or be sustained for the Units, the Common Stock or the Warrants may occur.

                                  RISK FACTORS



    In addition to the other information contained in this Prospectus, the following risk factors should be carefully considered in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby.



    This Prospectus contains forward-looking statements within the meaning of the Federal securities laws. Discussions containing such forward-looking statements may be found in the material set forth under "Prospectus Summary," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" as well as within the Prospectus generally. Actual results could differ materially from those described in the forward-looking statements as a result of the risks and uncertainties set forth below and within the Prospectus generally.



DEPENDENCE UPON PRINCIPALS AND OTHER KEY PERSONNEL



    The Company's operations will depend heavily upon the efforts of John A. Burchett, Joyce S. Mizerak, Irma N. Tavares and George J. Ostendorf, each of whom would be difficult to replace. Mr. Burchett, Ms. Mizerak, Ms. Tavares and Mr. Ostendorf have signed employment and non-competition agreements with the Company. See "Management -- Employment Agreements." There can be no assurance, however, that any of these individuals will remain in the Company's employ. The loss of any one of these individuals could have a material adverse effect upon the Company's business and results of operations. See "Management -- Directors and Executive Officers."



RECENT FORMATION AND LACK OF RELEVANT EXPERIENCE



         HCHI was formed in June 1997 and has conducted operations for less than one year. The earnings of HCHI will depend primarily upon the Principals' ability to acquire and manage the Investment Portfolio. Although HCP has managed the short-term trading of Single-Family Mortgage Loans and HCMC has originated Multifamily Mortgage Loans, the Principals have limited experience in managing investments in Multifamily Mortgage Loans and Commercial Mortgage Loans and in managing long-term investments in any Mortgage Loans or Mortgage Securities. In addition, the officers and directors of HCHI have limited experience in managing a public company or a REIT. See "Management - Directors and Executive Officers." Although HCP has previously rendered advisory services in connection with securitization transactions, neither it nor HCMC has securitized any significant amount of Mortgage Loans. There can be no assurance that the Company will be able to successfully operate its business as described in this Prospectus. If the Company does not originate and acquire a sufficient number of Mortgage Loans, or securitize its Mortgage Loans as planned, the Company's business and results of operations will be materially adversely affected.



    Historical financial information presented in this Prospectus and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" should be regarded solely as background information and may not be indicative of future results, which may vary substantially and adversely from historical results.

NEGATIVE EFFECT ON FINANCIAL CONDITION DUE TO BOARD OF DIRECTOR'S ABILITY TO CHANGE POLICIES OF THE COMPANY



    The investment and financing policies of the Company and its policies with respect to certain other activities, including growth, debt capitalization, distributions, REIT status and operating policies, are determined by the Board of Directors. The Board of Directors has no present intention to amend or revise these policies. However, the Board of Directors may do so at any time without a vote of the Company's stockholders. A change in these policies could adversely affect the Company's financial condition or results of operations.



ABSENCE OF INDEPENDENT VALUATION FOR ALLOCATION OF EQUITY INTERESTS IN HCHI



    The capitalization of HCHI and the amounts and terms of the loans of up to $1,750,000 (all of which has been loaned to date; See "Certain Transactions - Loans to the Principals") made to the Principals were not determined by arm's-length negotiations. The Company did not obtain an independent valuation of the businesses of the Company or a fairness opinion in connection with the capitalization and valuation of HCHI. No third-party appraisals or fairness opinions have been or will be obtained in connection with the contributions of the HCP Preferred to HCHI.



PRINCIPALS' CONFLICTS OF INTEREST



    The terms of the agreements pursuant to which the Principals acquired their Common Stock, and were made loans to pay taxes on their acquisitions of Common Stock, were not determined through arms-length negotiation. The Principals may have a conflict of interest with respect to their obligations as officers and directors of the Company to enforce the terms of such agreements. Certain aspects of the businesses of the Company will be carried on through HCP, HCMC and HCS because income from the businesses might jeopardize HCHI's status as a REIT if such operations were carried on directly by HCHI. The Principals own all of the voting common stock of HCP, and HCHI owns all of the non-voting HCP Preferred. As the holder of the HCP Preferred, HCHI receives 97% of the dividend distributions generated by the operations of HCP, HCMC and HCS (and, based on a public offering price of $15.00 per Unit, has a liquidation preference that is initially equal to $10,750,005 and that may increase to up to $15,750,010 if the Earn-Out vests). However, HCHI's investment in HCP, through non-voting preferred stock, is subject to the risk that the Principals might have interests which are inconsistent with the interests of HCHI.



    The Principals are parties to a shareholders' agreement that provides for, among other things, (i) rights of first refusal in the event any Principal proposes to sell his or her shares of HCP Common, and (ii) rights to redeem or purchase the shares of HCP Common held by any Principal who dies, becomes incompetent, suffers a bankruptcy, ceases to hold shares of Common Stock or is no longer employed by HCHI, HCP, HCMC or HCS. There can be no assurance, however, that the HCP Common will be held at all times by persons who also hold shares of Common Stock. In addition, there can be no assurance that the current relationship between HCHI, on the one hand, and HCP, HCMC and HCS, on the other hand, will continue indefinitely. See "Certain Transactions -- The HCP Shareholders' Agreement."



    The Principals currently serve as directors and officers of each of HCHI, HCP, HCMC and HCS. In addition, certain other officers and employees of HCP, HCMC and HCS will serve as officers and employees of HCHI. Each of the Principals has entered into an employment agreement with the Company. See "Management -- Employment Agreements." There can be no assurance that disputes among the Principals, as shareholders, which may delay decisions of the Principals as directors and officers, will not occur, or that if they occur they will not adversely effect the operation of the Company.



RECENT NEGATIVE TRENDS IN REVENUE AND INCOME



    Prepayment speeds on adjustable rate Mortgage Securities purchased by the Company in December 1997 accelerated significantly in the second quarter of 1998. As a result, the Company will reflect an additional write-off of unamortized mortgage security premiums of approximately $1,169,000 for the period April 1 to June 30, 1998. Although the prepayment speeds have declined slightly from the highest levels experienced in April, management expects the prepayment speeds on Mortgage Securities to remain at higher than normal levels (45% to 50%) through the remainder of 1998. The higher than expected prepayment speeds are expected to reduce the Company's effective yield on the overall Mortgage Securities which would generate a loss from its investment in Mortgage Securities in the second half of 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Events."



MORTGAGE ASSETS WITH POOR DOCUMENTATION AND POOR PAYMENT HISTORIES



    The Company invests in Single-Family Mortgage Loans that are at least twelve months old ("seasoned Single-Family Mortgage Loans") or that were intended to be of certain credit quality but that do not meet the originally intended market parameters due to errors or credit deterioration ("fall-out Single-Family Mortgage Loans" and, together with seasoned Single-Family Mortgage Loans, "subprime Single-Family Mortgage Loans"). Single-Family Mortgage Loans that are missing applicable documents, such as the original note, mortgage or title policy, may be difficult to enforce. Single-Family Mortgage Loans that are missing origination documents, such as the original appraisal, application or disclosure documents, risk having inadequate property valuations. Such Mortgage Loans also risk exposure to consumer protection relief in the event of a loss of disclosure documents which limit the ability of the Company to audit origination disclosure procedures. In addition, Single-Family Mortgage Loans with poor payment histories are subject to increased future delinquencies due to poor borrower payment habits or a continuous cash flow problem.


DEFAULTS ON MORTGAGE ASSETS

    Defaults on Commercial Mortgages

    Commercial Mortgage Loans have certain distinct risk characteristics. Commercial properties tend to be unique and more difficult to value than single-family residential properties. Commercial Mortgage Loans also tend to have shorter maturities than Single-Family Mortgage Loans and may have a significant principal balance or "balloon" due on maturity. The Company expects that a majority of its Commercial Mortgage Loans will have a balloon payment due at maturity. Commercial Mortgage Loans with balloon payments involve a greater risk to a lender than self-amortizing Commercial Mortgage Loans, because the ability of a borrower to pay such amount will normally depend on its ability to fully refinance the Commercial Mortgage Loan or sell the related property at a price sufficient to permit the borrower to make the balloon payment. The Company is not under any obligation to refinance any Commercial Mortgage Loans. Commercial mortgage lending is generally viewed as exposing the lender to a relatively greater risk of loss than single-family mortgage lending, in part because it typically involves larger Mortgage Loans to single borrowers or groups of related borrowers than Single-Family

Mortgage Loans. Further, the repayment of Commercial Mortgage Loans secured by income producing properties is typically dependent upon the successful operation of the related properties. The successful operation of a commercial property is dependent upon the performance and viability of the property manager of the applicable project. There can be no assurance regarding the performance of any operators or managers or persons who may become operators or managers of the applicable commercial properties. See "Business -- Investment Portfolio -- Commercial Mortgage Loans and Multifamily Mortgage Loans."

    Commercial Mortgage Loans generally are nonrecourse to the borrower. In the event of foreclosure on a Commercial Mortgage Loan, the value of the property and other collateral securing the Commercial Mortgage Loan may be less than the amounts due on the Commercial Mortgage Loan. There may also be costs and delays involved in enforcing rights of a property owner against tenants in default under the terms of leases with respect to commercial properties, who may seek the protection of the bankruptcy laws which can result in termination of lease contracts.

   Effect of Adverse Economic Conditions on Multifamily Properties


    Adverse economic conditions, either local, regional or national, may limit the rent that can be charged by a multifamily borrower and may result in a reduction in timely rent payments or a reduction in occupancy levels. Further, the costs of operating a multifamily property may increase, including the costs of utilities and the costs of required capital expenditures. Occupancy and rent levels may also be affected by construction of additional housing units, local military base closings and national and local politics, including current or future rent stabilization and rent control laws and agreements. In addition, the level of mortgage interest rates may encourage tenants to purchase single-family housing. All of these conditions and events may increase the possibility that a borrower may default on its obligations under its Multifamily Mortgage Loan. See "Business Investment Portfolio -- Commercial Mortgage Loans and Multifamily Mortgage Loans."


   Decreases in Value of Retail, Office and Industrial Properties

    Income from, and the market value of, retail, office or industrial properties would be adversely affected if space in such properties could not be leased, if tenants were unable to pay rent, if a significant tenant were to become a debtor in a case under the United States Bankruptcy Code and its lease were rejected, or if for any other reason rental payments could not be collected.


    If sales of retail tenants were to decline, percentage rents may decline, tenants could be unable to pay their base rent, or delays in enforcing the lessor's rights could be experienced. Repayment of the related Commercial Mortgage Loans may also be affected by the expiration of tenant leases and the ability of the borrowers to renew leases or to release the space on favorable terms. Even if vacated space is successfully released, the associated costs, including tenant improvements and leasing commissions (to the extent not reserved), could be substantial and could reduce cash flow from the properties. Retail properties are, in general, affected by the health of the retail industry, which is currently undergoing a consolidation and is experiencing changes due to the growing market share of "off-price" and direct mail retailing. A particular retail property may be adversely affected by the bankruptcy, decline in drawing power, departure or cessation of operations of an anchor tenant, a shift in consumer demand due to demographic changes (for example, population decreases or changes in average age or income) and/or changes in consumer preference.

    An office property may be adversely affected if there is an economic decline in the businesses operated by the tenant of the property. The risk of such an adverse effect is increased if rental revenue is dependent on a single tenant or if there is a significant concentration of tenants in a particular business or industry. Owners of office properties are generally required to expend significant amounts of cash for general capital improvements, tenant improvements and costs of re-leasing space, including commissions. Office properties that are not equipped to accommodate the needs of modern businesses may become functionally obsolete and, thus, non-competitive.

    Industrial and warehouse properties may be adversely affected by reduced demand for industrial space occasioned by a general economic decline in a particular industry (for example, a decline in defense spending), and a particular industrial or warehouse property that suited the needs of its original tenant may be difficult to re-lease to another tenant or may become functionally obsolete relative to newer industrial properties.

    Environmental Liabilities Associated with Contaminated Properties

    Certain properties securing Mortgage Loans may be contaminated by hazardous substances resulting in reduced property values. If the Company forecloses on a defaulted Mortgage Loan on such property, the Company may be subject to environmental liabilities regardless of whether the Company was responsible for the contamination. The Company intends to exercise due diligence to discover potential environmental liabilities before purchasing any property through foreclosure. However, hazardous substances or waste, contaminants and pollutants may be discovered on properties during the Company's ownership or after a sale to a third party. If such substances are discovered on a property, the Company may be subject to liability for clean-up. The Company may also be liable to tenants and owners of neighboring properties. In addition, the Company may find it difficult or impossible to sell the property during or following any such clean-up. Further, under certain circumstances, such as if the Company were found to have participated in the management or operation of a property, the Company may be subject to environmental liabilities with respect to such property absent a foreclosure on the property. See "Business -- Investment Portfolio -- Commercial Mortgage Loans and Multifamily Mortgage Loans."

RISKS RELATED TO OPERATIONS

    Negative Effects of Fluctuating Interest Rates

    Impact on Profitability of Mortgage Loans. The Company's earnings will be affected by changes in interest rates. The Company will be subject to the risk of rising mortgage interest rates (including changes in interest rates between the time it commits to purchase Mortgage Loans at a fixed price and the time it sells or securitizes those Mortgage Loans), which will adversely affect the value of the Investment Portfolio. While hedging techniques will be used to reduce these risks, there still may be changes in income due to changes in interest rates. In addition, hedging involves transaction and other costs, and such costs increase dramatically as the period covered by the hedging protection increases and also increase in periods of rising and fluctuating interest rates. See "Business -- Risk Management -- Interest Rate Risk Management" and " -- Hedging -- Costs and Limitations."

    Impact on Overall Operations. Higher interest rates may discourage borrowers from refinancing Mortgage Loans, borrowing to purchase a single-family residence or commercial property, or seeking a second Mortgage Loan, thus decreasing the volume of Mortgage Loans originated by third-parties. This could have an adverse effect on the Company's net interest spread during the accumulation of Mortgage Loans held for sale and on the net interest spread on Mortgage Loans held for long-term investment which are financed through reverse repurchase agreements. If short-term interest rates exceed long-term interest rates, there could also be a negative effect on the Company's net interest spread. See "Business -- Risk Management -- Interest Rate Risk Management."


    Financial Impact on Net Interest Income. Some Mortgage Assets held by the Company for long-term investment may have adjustable interest rates or pass-through rates based on short-term interest rates. The Company's short-term borrowings generally will bear interest at fixed rates and have maturities of less than one year. However, certain of these borrowings will include variable rates. Consequently, changes in short-term interest rates may affect the Company's net interest income. ARMs owned by the Company or mortgage-backed securities backed by ARMs will be subject to periodic interest rate adjustments based on an index such as the CMT Index or LIBOR. Interest rates on the Company's borrowings may also be based on short-term indices. If any of the Company's Mortgage Assets are financed with borrowings that bear interest based on an index different from that used for the related Mortgage Assets, so-called "basis" interest rate risk will arise. In that event, if the index used for the Mortgage Assets is a "lagging" index that reflects market interest rate changes on a delayed basis, and the rate on the related borrowings reflects market rate changes more rapidly, the Company's net interest income will be adversely affected in periods of increasing market interest rates. If the Company utilizes short-term debt financing to originate or acquire fixed rate mortgages or mortgage-backed securities or issues adjustable rate mortgage-backed securities backed by fixed rate mortgages, the Company may also be subject to interest rate risks. See "Business -- Risk Management -- Interest Rate Risk Management."

    Impact of Periodic and Life Caps on Net Interest Margin. Some Mortgage Assets will also be subject to periodic rate adjustments that may be less frequent than the adjustments in rates on the borrowings or financings utilized by the Company. Accordingly, in a period of increasing interest rates, the Company could experience a decrease in net interest income or a net loss because the interest rates on the Company's borrowings could adjust faster than the interest rates on the ARMs or mortgage-backed securities backed by ARMs held in the Investment Portfolio. Moreover, ARMs are typically subject to periodic and lifetime interest rate caps, which limit the amount the interest rate can change during a given period. The Company's short-term borrowings will not be subject to similar restrictions. Hence, in a period of increasing interest rates, the Company could also experience a decrease in net interest income or a net loss in the absence of effective hedging because the interest rates on borrowings could increase without limitation, while the interest rates on the Company's ARMs and mortgage-backed securities backed by ARMs would be limited by caps. Further, some ARMs may be subject to periodic payment caps that result in some portion of the interest accruing on the ARMs being deferred and added to the principal outstanding. This could result in receipt by the Company of less cash on its ARMs than is required to pay interest on the related borrowings, which will not have such payment caps. The Company expects that the net effect of these factors will be to lower the Company's net interest income or cause a net loss during periods of rising interest rates. No assurance can be given as to the amount or timing of changes in interest rates or their effect on the Company's Mortgage Assets held for long-term investment or net interest income. If the Company utilizes short-term debt financing to originate or acquire fixed rate mortgages or mortgage-backed securities or issues adjustable rate mortgage-backed securities backed by fixed rate mortgages, the Company may also be subject to interest rate risks.

    Impact on Derivative Securities Held For Investment. Rising interest rates may have a negative effect, in particular, on the yield of any mortgage-backed securities in the Investment Portfolio purchased at a premium in connection with the Company's hedging activities. If the Company were required to dispose of any such mortgage-backed securities during a period of rising interest rates, a loss could be incurred. Lower long-term rates of interest may negatively affect the yield on servicing fees receivable and on Mortgage Assets purchased at a premium in connection with the Company's hedging activities. In certain low interest rate environments, the Company may not fully recoup any initial investment in such securities or investments.


    Impact on Origination Volume. Higher interest rates may also negatively impact the conduit operations by reducing originations of Multifamily Mortgage Loans and Commercial Mortgage Loans, since high interest rates will limit the ability of borrowers to incur new debt or to refinance existing mortgages.


    Reduction of Income Due to Prepayments on Mortgage Assets


    Mortgage prepayment rates vary from time to time and may cause changes in the amount of the Company's net interest income or net losses. Prepayments on Mortgage Assets generally increase when mortgage interest rates fall below the then-current interest rates on such Mortgage Assets. Conversely, prepayments of the Mortgage Assets generally decrease when mortgage interest rates exceed the then-current interest rate on the Mortgage Assets. Prepayment experience also may be affected by the geographic location of the property securing the Mortgage Loans, the assumability of the Mortgage Loans, the ability of an ARM Mortgage loan to convert to a fixed-rate Mortgage Loan, conditions in the housing and financial markets, and general economic conditions. In addition, prepayments on ARMs are affected by conditions in the fixed-rate mortgage market. If the interest rates on ARMs increase at a rate greater than the interest rates on fixed-rate Mortgage Loans, prepayments on ARMs will tend to increase. In periods of fluctuating interest rates, interest rates on ARMs may exceed interest rates on fixed-rate Mortgage Loans, which may tend to cause prepayments on ARMs to increase at a greater rate than anticipated. In addition, any future limitations on the rights of borrowers to deduct interest payments on Mortgage Loans for Federal income tax purposes may result in a higher rate of prepayment of Mortgage Loans. See "Business -- Risk Management -- Prepayment Risk Management."



    Prepayments of Mortgage Loans could affect the Company in several adverse ways. The prepayment of any Mortgage Loan that had been purchased at a premium by the Company (or backing a Mortgage Security that had been purchased by the Company at a premium) would result in the immediate write-off of any remaining capitalized premium amount and a consequent increase of the Company's amortization of purchased mortgage servicing rights (to the extent it has retained servicing) by such amount. See "Business -- PMSR/OMSR."


    Substantially all of the Commercial Mortgage Loans originated by the Company will contain provisions restricting prepayment. The restrictions may prohibit prepayments in whole or in part during a specified period of time and/or require the payment of a prepayment charge or fee. Prepayment restrictions may, but do not necessarily, deter prepayments. Prepayment charges or fees may be less than the amount which would fully compensate for the difference between the yield on the reinvestment of the prepayment proceeds and the expected yield to maturity of the prepaid Commercial Mortgage Loan. There can be no assurance that the borrower on a Commercial Mortgage Loan which is being prepaid will have sufficient financial resources to pay all or any required prepayment charges, particularly where the prepayment results from acceleration of the Commercial Mortgage Loan following a payment default. No assurance can be given that foreclosure proceeds will be sufficient to make any prepayment charges required in connection with a defaulted Commercial Mortgage Loan. No representation or warranty is made as to the effect of prepayment charges on the rate of prepayment of the related Commercial Mortgage Loan.

    The laws of a number of states are unclear whether provisions requiring payment of prepayment charges upon a voluntary or involuntary prepayment are enforceable. In particular, no assurance can be given that prepayment charges required in connection with an involuntary prepayment will be enforceable under applicable law or, if enforceable, that foreclosure proceeds will be sufficient to make the payment. Proceeds recovered in respect of any defaulted Commercial Mortgage Loans will, in general, be applied to cover outstanding property protection expenses, servicing expenses and unpaid principal and interest before being applied to any prepayment charges.

    Defaults by Borrowers under Mortgage Assets


    The Company makes long-term investments in Mortgage Assets. Accordingly, during the time it holds Mortgage Assets for investment, the Company will be subject to the risks of borrower defaults and bankruptcies and special hazard losses (such as those occurring from earthquakes or floods) that are not covered by standard hazard insurance. If a default occurs on any Mortgage Loan held by the Company, the Company will bear the risk of loss of principal to the extent of any deficiency between the value of the mortgaged property, plus any payments from an insurer or guarantor, and the amount owing on the Mortgage Loan. In addition, Mortgage Loans in default are not eligible collateral for borrowings, and will have to be financed by the Company from other funds until ultimately liquidated.


    With respect to second Mortgage Loans, the Company's security interest in the property is subordinated to the interest of the first mortgage holder. If the value of the property securing the second Mortgage Loan is not sufficient to repay the borrower's obligation to the first Mortgage Loan holder upon foreclosure or if there is no additional value in such property after satisfying the borrower's obligation to the first Mortgage Loan holder, the borrower's obligation to the Company may not be satisfied. See "Business -- Risk Management -- Credit Risk Management."

Losses Related to Investing in Subordinated Classes of Mortgage-Backed
Securities

    The Company will bear the risk of loss on any mortgage-backed securities it purchases in the secondary mortgage market or otherwise. The Company has not previously insured mortgage-backed securities through monoline insurers. However, if monoline insurers are contracted to insure against these types of losses, the Company would be dependent in part upon the creditworthiness and claims-paying ability of the insurer and the timeliness of reimbursement in the event of a default on the underlying obligations. Further, the insurance coverage for various types of losses is limited, and losses in excess of the limitations would be borne by the Company.

    The yield derived from certain classes of mortgage-backed securities, which may be created in connection with securitizations by the Company and subsequently retained by the Company, is particularly sensitive to interest rate, prepayment and credit risks. The Investment Portfolio will include subordinated securities and investments in servicing fees receivables. See "Risk Factors -- Risks Related to Operations;" " -- Negative Effects of Fluctuating Interest Rates; " -- Reduction of Income Due to Prepayment." Because subordinated securities, in general, bear all losses prior to the applicable senior securities, the amount of credit risk associated with any investment in subordinated securities would be significantly greater than the risk associated with a comparable investment in the related senior securities and, on a percentage basis, the risk would be greater than holding the underlying Mortgage Loans directly. See "Business -- Investment Portfolio;" -- "Securitization and Sale Process."

 Losses Related to Borrowings and Substantial Leverage by the Company


  General. The Company intends to leverage the Investment Portfolio by borrowing a substantial portion (up to approximately 92%, depending on the nature of the underlying Mortgage Asset) of the market value of substantially all of its investments in Mortgage Assets. The Company expects generally to maintain a ratio of equity capital (book value of stockholders' equity) to book value of total assets of approximately 10%-12%, although the percentage may vary from time to time depending upon market conditions and other factors. The Company is not limited by its charter or bylaws as to the amount it may borrow, whether secured or unsecured, and the ratio of equity capital could at times be lower. A majority of the Company's borrowings are expected to be collateralized borrowings, primarily in the form of reverse repurchase agreements, which are based on the market value of the Company's Mortgage Assets pledged to secure the specific borrowings. The cost of borrowing under a reverse repurchase agreement corresponds to the referenced interest rate (e.g., the CMT Index or LIBOR) plus or minus a margin. The margin over or under the referenced interest rate varies depending upon the lender, the nature and liquidity of the underlying collateral, the movement of interest rates, the availability of financing in the market and other factors. If the returns on the Mortgage Assets purchased with borrowed funds fail to cover the cost of the borrowings, the Company will experience net interest losses and may experience net losses. See "Business -- Investment Portfolio."



  Failure to Refinance Outstanding Borrowings. The Company's ability to achieve its investment objectives will depend not only on its ability to borrow money in sufficient amounts and on favorable terms but also on its ability to renew or replace its maturing short-term borrowings on a continuous basis. The Company's business strategy relies on short-term borrowings to fund long-term Mortgage Loans at certain times. If the Company is not able to renew or replace maturing borrowings, it could be required to sell, under adverse market conditions, all or a portion of its Mortgage Assets, and could incur losses as a result. In such event the Company may be required to terminate hedge positions, which could result in further losses. These events could have a material adverse effect on the Company, and could jeopardize the Company's qualification as a REIT by, among other things, causing the value of the HCP Preferred to exceed 5% of the value of the Company's total assets. See "Risk Factors -- Consequences of Failure to Maintain REIT Status; Company Subject to Tax as a Regular Corporation."


  Initiation of Margin Calls. Certain of the Company's borrowings may be cross-collateralized to secure multiple borrowings from a single lender. A decline in the market value of the collateral could limit the Company's ability to borrow or result in lenders initiating margin calls (i.e., requiring a pledge of cash or additional assets to reestablish the ratio of the amount of the borrowing to the value of the collateral). The Company could be required to sell Mortgage

Assets under adverse market conditions to maintain liquidity. If these sales were made at prices lower than the carrying value of the Mortgage Assets, the Company would experience losses. A default by the Company under its collateralized borrowings could also result in a liquidation of the collateral, including any cross-collateralized Mortgage Assets, and a resulting loss of the difference between the value of the collateral and the amount borrowed.

  Liquidation of Collateral Upon Bankruptcy. In the event of a bankruptcy of the Company, certain reverse repurchase agreements may qualify for special treatment under the Bankruptcy Code, the effect of which is, among other things, to allow the creditors under such agreements to avoid the automatic stay provisions of the Bankruptcy Code and to liquidate the collateral under the agreements without delay. Conversely, in the event of a bankruptcy of a party with whom the Company had a reverse repurchase agreement, the Company might experience difficulty repurchasing the collateral under the agreement if it were to be repudiated and the Company's claim against the bankrupt lender for the resulting damages were to be treated as an unsecured claim. In this event, payment of the Company's claim would be subject to significant delay and, if and when paid, the amount paid might be substantially less than the damages actually suffered by the Company. Although the Company intends to enter into reverse repurchase agreements with several different parties and has developed procedures to reduce its exposure to such risks, no assurance can be given that the Company will be able to avoid such risks. See "Business -- Financing."

  Need for Additional Debt or Equity Financing. The Company's liquidity is also affected by its ability to access the debt and equity capital markets. To the extent that the Company is unable regularly to access such markets, the Company could be forced to sell Mortgage Assets at unfavorable prices or discontinue various business activities in order to meet its liquidity needs. Any such inability to access the capital markets could have a negative impact on the Company's earnings. In addition, the REIT provisions of the Code require the Company to distribute to its holders of Common Stock substantially all of its net earnings, thereby restricting the Company's ability to retain earnings and replenish the capital necessary or advisable for its business activities.

 Insufficient Demand for Mortgage Loans and the Company's Loan Products

  The availability of Mortgage Loans meeting the Company's criteria depends on, among other things, the size of and level of activity in the residential, multifamily and commercial real estate lending markets. The size and level of activity in the residential real estate lending markets depends on various factors, including the level of interest rates, regional and national economic conditions, inflation and deflation in property values, as well as the general regulatory and tax environment as it relates to mortgage lending. See " -- Legislative and Regulatory Risk." To the extent the Company is unable to obtain sufficient Mortgage Loans meeting its criteria, the Company's business will be adversely affected.


  In general, lower interest rates generate greater demand for Mortgage Loans, because more individuals can afford to purchase single-family and commercial properties. However, if low interest rates are accompanied by a weak economy and high unemployment, demand for Mortgage Loans may decline. Conversely, higher interest rates often result in lower levels of real estate finance and refinance activity, which may decrease Mortgage Loan purchase volume levels, resulting in decreased economies of scale and higher costs per unit, reduced fee income, smaller gains on the sale of Mortgage Loans and lower net income during the accumulation phase.

  FNMA and FHLMC are not currently permitted to purchase Single-Family Mortgage Loans with original principal balances above $214,600, with certain exceptions. If this dollar limitation were increased without a commensurate increase in home prices, the Company's ability to maintain or increase its current acquisition levels could be adversely affected as the size of the non-conforming Single-Family Mortgage Loan market may be reduced, and FNMA and FHLMC may be in a position to purchase a greater percentage of the Single-Family Mortgage Loans in the secondary market than they currently acquire.

 Lack of Geographic Diversification

  Although the Company intends to seek geographic diversification of the properties underlying the Company's Mortgage Assets, it does not intend to set specific diversification requirements (whether by state, zip code or other geographic measure). Concentration in any one area will increase exposure of the Company's Investment Portfolio to the economic and natural hazard risks associated with that area. See "Business -- Risk Management -- Credit Risk Management."

  Ability to Acquire Mortgage Assets at Favorable Spreads Relative to Borrowing Costs; Competition and Supply


  The Company's net income depends on the Company's ability to acquire Mortgage Assets at favorable spreads over the Company's borrowing costs. In acquiring Mortgage Assets, the Company competes with other REITs, investment banking firms, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, other lenders, GNMA, FNMA, FHLMC, and other entities purchasing Mortgage Assets, many of which have greater financial resources than the Company and more experience in securitizations. In addition, there are several mortgage REITs similar to the Company, and others may be organized in the future. The effect of the existence of additional REITs may be to increase competition for the available supply of Mortgage Assets suitable for purchase by the Company. There can be no assurance that the Company will be able to acquire sufficient Mortgage Assets at spreads above the Company's cost of funds. The Company will also face competition for financing, and the effect of the existence of additional mortgage REITs may be to reduce the Company's access to sufficient funds to carry out its business strategy and/or to increase the costs of funds to the Company. Continued consolidation in the financial services industry may also reduce the number of current sellers of Mortgage Assets to the Investment Portfolio, thus reducing the Company's potential customer base, resulting in the Company's purchasing a larger percentage of Mortgage Loans from a smaller number of sellers. Such changes could negatively impact the Investment Portfolio. See "Business -- Competition."


  The Company will face competition in its Due Diligence Operations from financial institutions, including, but not limited to, banks and investment banks. Many of the institutions with which the Company will compete in this area have significantly greater financial resources than the Company. Increased competition in the Due Diligence Operations could adversely affect the Company's profitability. See "Business -- Competition."

FAILURE TO MAINTAIN REIT STATUS; COMPANY SUBJECT TO TAX AS A REGULAR CORPORATION


  The Company has elected to be taxed as a REIT and intends to at all times conduct its business operations so as to continue to qualify as a REIT for Federal income tax purposes. To qualify as a REIT, the Company must satisfy a series of complicated tests related to, among other things, the nature of its assets and income, the ownership of its Common Stock, and the amount and timing of distributions to its stockholders. The REIT election covers only HCHI and not any of the Company's taxable subsidiaries, including HCP, HCMC and HCS, which are subject to Federal income tax. See "Federal Income Tax Considerations -- Requirements for Qualification as a REIT;" -- "Taxation of Taxable Affiliates."



  The continued qualification of the Company as a REIT could be jeopardized by, among other things, (i) the hedging of interest rate and prepayment risks with instruments that are not Qualified REIT Assets or Qualified Hedges, (ii) the payment by HCP of excessive amounts of dividends, and (iii) the failure of the Company to distribute sufficient amounts of its income to its stockholders. In addition, it is anticipated that the Mortgage Assets will be highly leveraged. Borrowings could result in the termination of the Company's qualification as a REIT if required payments on borrowings leave the Company with insufficient amounts to distribute to its stockholders. An inability of the Company to fund acquisitions of Mortgage Assets with borrowings, on the other hand, could result in the termination of the Company's qualification as a REIT if the value of the HCP Preferred exceeds 5% of the value of the Company's total assets. See "Business -- Hedging" and "Federal Income Tax Considerations -- Requirements for Qualification as a REIT."


  If the Company fails to qualify as a REIT in any taxable year and certain relief provisions of the Code do not apply, the Company will be subject to Federal income tax as a regular, domestic corporation, and its stockholders will be subject to tax in the same manner as stockholders of a regular corporation. Distributions to its stockholders in any year in which the Company fails to qualify as a REIT would not be deductible by the Company in computing its taxable income. As a result, the Company could be subject to income tax liability, thereby significantly reducing or eliminating the amount of cash available for distribution to its stockholders. Further, the Company could also be disqualified from re-electing REIT status for the four taxable years following the year during which it became disqualified. See "Federal Income Tax Considerations -- Termination of Revocation of REIT Status."


  The Principals have limited experience in managing a REIT. No assurance can be given that future legislation, regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to REIT qualification or the Federal income tax consequences of such qualification. See "Federal Income Tax Considerations -- Requirements for Qualification as a REIT."


POTENTIAL CHARACTERIZATION OF DISTRIBUTIONS AS UBTI; TAXATION OF TAX-EXEMPT INVESTORS

  In the event that (i) the Company is subject to the rules relating to taxable mortgage pools (discussed below) or if a pension trust owns more than 10% of the Common Stock and (a) at least one pension trust owns more than 25% of the Common Stock, or (b) one or more pension trusts, each owning more than 10% of the Common Stock, own in the aggregate more than 50% of the Common Stock, (ii) a tax-exempt stockholder has incurred indebtedness to purchase or hold Common Stock or is not exempt from Federal income taxation under certain special sections of the Code, or (iii) any residual REMIC interests generate "excess inclusion income," distributions to and, in the case of a stockholder described in (ii), gains realized on the sale of Common Stock by, such tax-exempt stockholder may be subject to Federal income tax as unrelated business taxable income as defined in section 512 of the Code ("UBTI"). See "Federal Income Tax Considerations -- Taxation of Tax-Exempt Stockholders."

TAXABLE MORTGAGE POOL RISK; INCREASED TAXATION


  The Company intends to enter into reverse repurchase agreements and CMO and other secured lending transactions pursuant to which it may borrow funds with differing maturity dates which are cross- collateralized by specific Mortgage Loans. Some financing activities may create taxable mortgage pools. A REIT that incurs debt obligations with two or more maturities, which are supported by Mortgage Loans or mortgage-backed securities, may be classified as a "taxable mortgage pool" under the Code if payments required to be made on the debt obligations bear a specified relationship to the payments received on such Mortgage Loans. If all or a portion of the Company were treated as a taxable mortgage pool, the Company's status as a REIT would not be impaired, but a portion of the Company's taxable income may, under proposed regulations, be characterized as "excess inclusion" income and allocated to the stockholders. Any excess inclusion income (i) could not be offset by the net operating losses of a stockholder, (ii) would be subject to tax as UBTI to a tax-exempt stockholder, (iii) would be subject to the application of Federal income tax withholding at the maximum rate (without reduction for any otherwise applicable income tax treaty) with respect to amounts allocable to foreign stockholders, and (iv) would be taxable (at the highest corporate tax rate) to a REIT, rather than its stockholders, to the extent allocable to shares of stock held by disqualified organizations (generally, tax-exempt entities not subject to tax on unrelated business income, including governmental organizations). See "Federal Income Tax Considerations -- Taxation of Taxable U.S. Stockholders; -- Taxation of Tax-Exempt Stockholders; -- Taxation of Non-U.S. Stockholders; -- Special Considerations."



MARKET CONSIDERATIONS



  Fluctuation in Market Price. The market price of the Company's Common Stock will be influenced by any variation between the net yield on the Company's Mortgage Assets and prevailing market interest rates. Earnings will not necessarily be greater in high interest rate environments than in low interest rate environments. Moreover, in periods of high interest rates, the net income of the Company, and, therefore, the dividend yield on the Common Stock, may be less attractive compared with alternative investments, which could negatively impact the price of the Common Stock. If the anticipated or actual net yield on the Company's Mortgage Assets declines or if prevailing market interest rates rise, thereby decreasing the positive spread between the net yield on such investments and the cost of the Company's borrowings, the market price of the Common Stock may be adversely affected.



  Effects of Future Offerings. The Company in the future may increase its capital resources through private or public offerings of its Common Stock, securities convertible into its Common Stock, preferred stock or debt securities. All debt securities and preferred stock will be senior to the Common Stock in the event of a liquidation of the Company. The actual or perceived effect of such offerings, the timing of which cannot be predicted, may be the dilution of the book value or earnings per share of the Common Stock outstanding, which may result in the reduction of the market price of the Common Stock.



INVESTMENT COMPANY ACT RISK



  The Company at all times intends to conduct its business so as not to become regulated as an investment company under the Investment Company Act. Accordingly, the Company does not expect to be subject to the restrictive provisions of the Investment Company Act. The Investment

Company Act exempts entities that are "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate ("Qualifying Interests")." Under the current interpretation of the staff of the Commission, in order to qualify for this exemption, the Company must maintain at least 55% of its assets directly in mortgage loans, qualifying pass-through certificates and certain other Qualifying Interests in real estate. Unless certain mortgage securities represent all of the securities issued with respect to an underlying pool of mortgages, the mortgage securities may be treated as securities separate from the underlying Mortgage Loans and, thus, may not qualify as Qualifying Interests for purposes of the 55% requirement. Therefore, the Company's ability to invest in certain mortgage securities may be limited by considerations of the provisions of the Investment Company Act. In addition, in order to meet the 55% requirement under the Investment Company Act, the Company intends to consider privately issued certificates issued with respect to an underlying pool as to which the Company holds all issued certificates as Qualifying Interests. If the Commission, or its staff, adopts a contrary interpretation with respect to such securities, the Company could be required to restructure its activities to the extent its holding of such privately issued certificates did not comply with the new interpretation. Such a restructuring could require the sale of a substantial amount of privately issued certificates at an inopportune time. Further, in order to insure that the Company at all times continues to qualify for exemption from the Investment Company Act, the Company may be required at times to adopt less efficient methods of financing certain of its Mortgage Loans and investments in mortgage-backed securities than would otherwise be the case and may be precluded from acquiring certain types of Mortgage Assets whose yield may be higher than the yield on Mortgage Assets that are consistent with the exemption. The net effect of these factors will be to reduce at times the Company's net interest income, although the Company does not expect the effect to be material. If the Company fails to qualify for exemption from registration as an investment company, its ability to use leverage would be substantially reduced, and it would be unable to conduct its business as described in this Prospectus. Any failure to qualify for the exemption could have a material adverse effect on the Company.


LEGISLATIVE AND REGULATORY RISK

  Members of Congress and government officials from time to time have suggested the elimination of the mortgage interest deduction for Federal income tax purposes, either entirely or in part, based on borrower income, type of Mortgage Loan or principal amount. The reduction or elimination of these tax benefits could have a material adverse effect on the demand for the Company's Mortgage Loans.


  In addition, a budget proposal recently made by President Clinton included a provision that would have required income of a taxable subsidiary of a REIT to be taken into account in determining whether the REIT satisfies the tests for continued qualification as a REIT relating to the nature of its income. Although HCP, HCMC and HCS would have been eligible for a grandfather exemption, the exemption with respect to any of those entities would have been lost if the entity engaged in new activities or acquired a substantial amount of new assets. See "Federal Income Tax Considerations - Requirements for Qualification as a REIT."



  The Company's business is subject to regulation, supervision and licensing by Federal, state and local governmental authorities. It is also subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. Regulated matters include, without limitation, collection and foreclosure procedures, qualification and licensing requirements for mortgage banking and otherwise doing business in various jurisdictions and other trade practices. In addition, the Company's activities are subject to the rules and regulations of the Department of Housing and Urban Development. Failure to comply with these rules and regulations can lead to loss of approved status, termination or suspension of servicing contracts without compensation to the servicer, demands for indemnification or Mortgage Loan repurchases, certain rights of rescission for Mortgage Loans, class action lawsuits and administrative enforcement actions. There can be no assurance that the Company will maintain compliance with these requirements in the future without additional expense, or that more restrictive local, state or Federal laws, rules and regulations will not be adopted or that existing laws and regulations will not be interpreted in a more restrictive manner, which would make compliance more difficult for the Company.

  The laws and regulations described above are subject to legislative, administrative and judicial interpretation, and certain of these laws and regulations have been infrequently interpreted or only recently enacted. Infrequent interpretations of these laws and regulations or an insignificant number of interpretations of recently enacted regulations can result in ambiguity with respect to permitted conduct under these laws and regulations. Any ambiguity under the regulations to which the Company is subject may lead to regulatory investigations or enforcement actions and private causes of action, such as class action lawsuits, with respect to the Company's compliance with the applicable laws and regulations. As a mortgage lender, the Company will be subject to regulatory enforcement actions and private causes of action from time to time with respect to its compliance with applicable laws and regulations. See "Business -- Regulation."

SHARES ELIGIBLE FOR FUTURE SALE


  Sales of substantial amounts of the Common Stock in the public market or the prospect of such sales could materially and adversely affect the market price of the Common Stock. The 5,750,000 shares of Common Stock offered as part of the Units pursuant to the Company's initial public offering became eligible for sale independent of the Units in the public market without restriction beginning on March 19, 1998, the date that the Warrants became detachable. 2,122 shares of Common Stock which have been issued pursuant to the exercise of Warrants are also currently eligible for sale without restriction in the public market. The [5,920,378] shares of Common Stock issuable upon exercise of the Warrants and the Representatives' Warrants will be immediately eligible for sale in the public market without restriction beginning on the date that they are issued upon exercise of the Warrants or the Representatives' Warrants, as applicable, assuming that a current prospectus is then in effect covering the issuance of such shares. The 716,667 shares of Common Stock issued to the Principals, and the 216,667 shares of Common Stock that may be issued to the Principals if the Earn-Out vests, are and will be restricted and are not and will not be salable pursuant to Rule 144 or otherwise sooner than the date which is one year from the date of issue of such shares (except pursuant to registration rights). The Company and the Principals have agreed with the underwriters of the Company's initial public offering that, for a period of one year following the closing of the initial public offering (i.e., until September 15, 1998), and except for up to 100,000 shares of Common Stock that may now be registered and sold, the Principals will not sell, contract to sell or otherwise dispose of shares of Common Stock or rights to acquire such shares (other than pursuant to employee plans) without the prior written consent of the Representatives. See "Shares Eligible for Future Sale" Additionally, (i) stock options for 325,333 shares of Common Stock may be granted to the Principals and other employees of the Company at a per share exercise price equal to the initial public offering price pursuant to the Company's 1997 Stock Option Plan, (ii) 5,747,878 shares of Common Stock may be issued upon the exercise of the Warrants, and (iii) up to 172,500 shares of Common Stock may be issued upon exercise of the Representatives' Warrants. The Principals have registration rights which will permit them to sell, free of the Rule 144 volume limitation, up to 100,000 shares of Common Stock in the aggregate at any time and the remainder of their shares of Common Stock at any time after the one year lock-up period expires. See "Shares Eligible for Future Sale -- Registration Rights."


PREFERRED STOCK; RESTRICTIONS ON OWNERSHIP OF COMMON STOCK; ANTI-TAKEOVER
MEASURES

  The charter authorizes the Board of Directors to issue shares of Preferred Stock designated in one or more classes or series. The Preferred Stock may be issued from time to time with such designations, rights and preferences as shall be determined by the Board of Directors. Preferred Stock would be available for possible future financing of, or acquisitions by, the Company and for general corporate purposes without any legal requirement that further stockholder authorization for issuance be obtained. The issuance of Preferred Stock could have the effect of making an attempt to gain control of the Company more difficult by means of a merger, tender offer, proxy contest or otherwise. The Preferred Stock, if issued, may have a preference on dividend payments which could affect the ability of the Company to make dividend distributions to the holders of Common Stock. As of the date of this Prospectus, no shares of Preferred Stock have been issued and the Company does not intend to issue any Preferred Stock prior to the closing of the Offering. Certain provisions of the Company's charter may also have the effect of delaying, deferring or preventing a change in control of the Company. See "Certain Provisions of Maryland Law and of the Company's Charter and Bylaws;" and "Description of Securities."

  To meet the requirements for qualification as a REIT at all times, the Company's charter prohibits any person other than John A. Burchett from acquiring or holding, directly or constructively, shares of Common Stock in excess of 9.5% of the value of the aggregate of the outstanding shares of Common Stock (the "Ownership Limit"). Mr. Burchett's ownership percentage may not exceed 11.99%. For this purpose, the term "ownership" is defined in accordance with the REIT provisions of the Code, the constructive ownership provisions of
Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code, and the term "person" is defined to include a "group" so as to have the same meaning as for purposes of Section 13(d)(3) of the Exchange Act apply. Accordingly, shares of Common Stock owned or deemed to be owned by a person who individually owns less than 9.5% (or 11.99% in the case of Mr. Burchett) of the outstanding shares of Common Stock may nevertheless be in violation of the ownership limitations set forth in the Company's charter. The Company's charter further prohibits (1) any person from beneficially or constructively owning shares of Common Stock that would result in the Company being "closely held" under Section 856(h) of the Code or otherwise cause the Company to fail to qualify as a REIT, and (2) any person from transferring shares of Common Stock if such transfer would result in shares of Common Stock being owned by fewer than 100 persons.


YEAR 2000 COMPLIANCE



  The inability of computers, software and other equipment utilizing microprocessors to recognize and properly process data fields containing a two digit year is commonly referred to as the Year 2000 Compliance issue. As the year 2000 approaches, such systems may be unable to accurately process certain date-based information.



  The Company has identified all significant applications that will require modification to ensure Year 2000 Compliance. Internal resources are primarily being used to make the required modifications and test Year 2000 Compliance. The modification process of all significant applications is substantially complete. The Company plans to complete the testing process of all significant applications by December 31, 1998.



  In addition, the Company has communicated with others with whom it does significant business to determine their Year 2000 readiness and the extent to which the Company may be vulnerable to any third party Year 2000 issues. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.



  The total cost to the Company of these Year 2000 Compliance activities has not been and is not anticipated to be material to the Company's financial position or results of operations in any year. These costs and the date on which the Company plans to complete the Year 2000 modification and testing processes are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ from those plans.




                                   THE COMPANY



  The Company was incorporated in the state of Maryland on June 10, 1997. The Company generally will not be subject to Federal income tax to the extent that certain REIT qualification requirements are met. See "Federal Income Tax Considerations -- Requirements for Qualification as a REIT." HCP (and its subsidiaries) will not be consolidated with the Company for accounting purposes because the Company will not own any of HCP's voting common stock and the Company will not control HCP. All taxable income of HCP, HCMC and HCS is subject to Federal and state income taxes, where applicable. See "Federal Income Tax Considerations -- Taxation of Taxable Affiliates."



  The principal executive office of the Company is located at 90 West Street, Suite 1508, New York, New York 10006, telephone (212) 732-5086.



                                 USE OF PROCEEDS



  The net proceeds of the issuance of the shares of the Company's Common Stock upon exercise of the Warrants are estimated to be approximately $88,805,670. The Company expects to use such net proceeds for working capital and general corporate purposes. Pending these uses, the net proceeds may be invested in short-term CDs, overnight agency paper and money-market accounts temporarily to the extent consistent with the REIT provisions of the Code.



                       DIVIDEND POLICY AND DISTRIBUTIONS



  The Company intends to distribute 95% or more of its taxable income (which may not necessarily equal net income as calculated in accordance with GAAP) to its stockholders on a quarterly basis each year so as to comply with the REIT provisions of the Code. Any taxable income remaining after distribution of the regular quarterly dividends will be distributed annually in a special dividend on or prior to the date of the first regular quarterly dividend payment date of the following taxable year. The dividend policy is subject to revision at the discretion of the Board of Directors. All distributions in excess of those required for the

Company to maintain REIT status will be made by the Company in the discretion of the Board of Directors and will depend on the taxable earnings of the Company, the financial condition of the Company and such other factors as the Board of Directors deems relevant. The Board of Directors has not established a minimum distribution level. See "The Company -- Directors and Executive Officers;" and "Federal Income Tax Considerations -- Requirements for Qualifications as a REIT -- Distributions."



  The Company intends to operate in a manner that permits it to elect, and it intends to elect, to be a REIT for Federal income tax purposes. The Company expects to generate income for distribution to the stockholders primarily from the net interest income derived from its investments classified as Qualified REIT Assets and from dividends generated by the Due Diligence Operations and the conduit operations. As a result of its REIT status, the Company will be permitted to deduct dividend distributions to its stockholders in calculating its taxable income, thereby effectively eliminating the "double taxation" that generally results when a corporation earns income and distributes that income to stockholders in the form of dividends. The Principals intend to cause HCP to distribute its net cash from operations as dividends on a quarterly basis to the extent consistent with HCHI's REIT qualification. For purposes of receiving dividend distributions, there is no difference between a share of the HCP Preferred and a share of the HCP Common, so that the HCP Preferred will have no dividend rate or preference over the HCP Common. Since HCP, HCMC and HCS will not be covered by the REIT election, dividend distributions made by HCP, HCMC and HCS will not be deductible by them for Federal income tax purposes.


  Distributions to stockholders will generally be taxable as ordinary income, although a portion of such distributions may be designated by the Company as capital gain or may constitute a tax-free return of capital. The Company will annually furnish to each of its stockholders a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, capital gains or return of capital. For a discussion of the Federal income tax treatment of distributions by the Company, see "Federal Income Tax Considerations -- Taxation of Taxable U.S. Stockholders;" " -- Taxation of Tax-Exempt Stockholders;" and " -- Certain United States Federal Income Tax Considerations Applicable to Foreign Holders."

  If (i) the Company is subject to the rules relating to taxable mortgage pools or the Company is a "pension-held REIT" within the meaning of Section 856(h)(3)(D) of the Code, (ii) a tax-exempt stockholder has incurred indebtedness to purchase or hold its Common Stock or is not exempt from Federal income taxation under certain special sections of the Code, or (iii) the residual REMIC interests acquired by the Company generate "excess inclusion income," distributions to and, in the case of a stockholder described in (ii), gains realized on the sale of Common Stock by, such tax-exempt stockholder may be subject to federal income tax as unrelated business taxable income as defined in section 512 of the Code ("UBTI"). See "Federal Income Tax Considerations -- Special Considerations."


  To date, the Company has made the following quarterly dividend distributions. On January 12, 1998, the Company paid a dividend of $0.16 on each share of Common Stock and on April 13, 1998, the Company paid a dividend of $0.21 on each share of Common Stock. In addition the Company has declared a dividend of $0.21 on each share of Common Stock, payable on July 13, 1998 to holders of record of the Company's Common Stock on June 30, 1998.

                           DIVIDEND REINVESTMENT PLAN

  The Company intends to adopt a Dividend Reinvestment Plan ("DRP") for stockholders who wish to reinvest their dividend distributions in additional shares of Common Stock. All stockholders will be eligible to participate in the DRP. The DRP will be administered by a plan administrator who will keep records, send statements of accounts to each stockholder who participates in the DRP, provide safe-keeping for the shares and perform other duties related to the DRP. The DRP will provide for dividend reinvestments and optional cash purchases. Discounts will be made available to the extent determined by the Board of Directors and to the extent consistent with the Company's qualification as a REIT.


                             SELECTED FINANCIAL DATA




The following selected financial data are derived from audited financial statements of the Company for the period from inception (June 10, 1997) through December 31, 1997 and unaudited financial information for the period from January 1, 1998 through March 31, 1998. The selected financial data should be read in conjunction with the more detailed information contained in the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Conditions and Results of Operations" included elsewhere in this Prospectus.



OPERATIONS STATEMENT HIGHLIGHTS



                                                       Period from January 1, 1998          Period from June 10, 1997
                                                                through                       (inception) through
                                                             March 31, 1998                     December 31, 1997
Net interest income                                                $2,159,000                         $1,676,000
Net income                                                         $1,248,000                           $499,000
Basic earnings per share                                                $0.19                              $0.15
Diluted earnings per share                                              $0.17                              $0.14
Dividends declared per share                                            $0.21                              $0.16




BALANCE SHEET HIGHLIGHTS



                                                                   March 31, 1998            December 31, 1997
Mortgage loans                                                       $419,627,000                 $160,970,000
Mortgage securities                                                  $312,390,000                 $348,131,000
Total assets                                                         $766,823,000                 $517,543,000
Shareholders' equity                                                  $77,169,000                  $78,098,000
Number of common shares outstanding                                     6,466,677                    6,466,677

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS



  The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Company's consolidated financial statements, and the notes thereto, appearing elsewhere in this Prospectus.



RESULTS OF OPERATIONS



THREE MONTHS ENDED MARCH 31, 1998



 (dollars in thousands, except per share data)



                                                              Three Months
                                                                     Ended
                                                            March 31, 1998
Net interest income                                                 $2,159
Loan loss provision                                                   (51)
General and administrative                                           (854)
expenses
Equity in (loss) of
unconsolidated subsidiary                                              (6)
                                                                    ------
Net income                                                          $1,248
                                                                    ======

Basic earnings per share                                             $0.19
                                                                     =====


Dividends declared per share                                         $0.21
                                                                     =====





  Net interest income for the three months ended March 31, 1998 totaled $2,159,000. The majority of the net interest income was generated by the Company's investment in mortgage loans (63.5%) and mortgage securities (26.9%). The balance of net interest income was generated from overnight agency paper investments, cash collateral on deposit with certain mortgage security lenders, a savings account, loans to certain Principals and a loan to HCP. Management anticipates that the net interest income generated by mortgage loans will continue to reflect an increasing percentage of total net interest income as the Company continues to grow its mortgage loan investment portfolio. The Company's mortgage loans increased from $160,970,000 at December 31, 1997 to $419,627,000 at March 31, 1998.

  The following table reflects the average balances for the Company's investment portfolio as well as the Company's interest bearing liabilities with the corresponding effective rate of interest annualized for the period January 1, 1998 through March 31, 1998 (dollars in thousands):



                                                                                                  Effective
                                                                  Average                         Interest
                                                                  Balance                           Rate
Interest Earning Assets
         Mortgage loans (1)                                      $216,275                          7.410%
         Mortgage securities                                      334,722                          6.116%
                                                                  -------                          ------
                                                                 $550,997                          6.624%

Interest Bearing Liabilities
         Reverse repurchase
           borrowings on
              mortgage loans                                     $166,881                          6.318%
         Reverse repurchase
           borrowings on
              mortgage securities                                 324,305                          5.597%
                                                                 $491,186                          5.842%
                                                                  -------                          ------

Net Interest Earning Assets                                       $59,811
                                                                  =======
Net Interest Spread                                                                                0.782%
                                                                                                   ======
Yield on Net Interest Earning Assets (2)                                                           13.046%
                                                                                                   =======



(1)      Loan loss provisions are excluded in the above calculations.
(2) Yield on Net Interest Earning Assets is computed by dividing the applicable net interest income by the average daily balance of Net Interest Earning Assets.



  The effective rate for interest earning assets has been adjusted to reflect amortization of premiums paid or discounts received on the acquisition of mortgage loans and mortgage securities. By engaging HCP to perform due diligence on mortgage loans the Company acquires, management believes that premium amounts paid for the purchase of mortgage loan are less than if they were acquired in the market. Net unamortized premiums on the Company's mortgage loans, and mortgage securities were $6,905,000 and $11,519,000 at March 31, 1998 or approximately 1.68% and 3.81% of the respective par value investments in mortgage loans and mortgage securities.



  The Company's largest expense is the interest cost on borrowed funds. Funds to finance the investment portfolio in the first quarter of 1998 were borrowed in the form of reverse repurchase agreements, which is indexed to LIBOR. The Company may also use interest rate swaps, caps and financial futures to manage its interest rate risk. The net cost of those instruments will be included in the cost of funds as a component of interest expense for the period to which it relates.



  At March 31, 1998 the Company's mortgage loan investment portfolio comprised 54.7% of total assets in the following types of single family mortgage loans:

Mortgage Loan Summary



Fixed Rate Mortgage Loans



Face or principal amount                                             $297,382,000
Carrying value                                                       $304,595,000
Weighted average net coupon                                                 8.83%
Weighted average maturity (in months)                                         229
Number of loans                                                             9,891
Average loan size                                                    $     30,071



Adjustable Rate Mortgage (Arm) Loans


Face or principal amount                                             $113,932,000
Carrying value                                                       $115,032,000
Weighted average net coupon                                                 8.05%
Weighted average maturity (in months)                                         273
Number of loans                                                             1,359
Average loan size                                                    $     83,792




  At March 31, 1998 the Company's mortgage securities investment portfolio comprised 40.7% of total assets in the following categories (dollars in thousands):



Federal National Mortgage Association



(FNMA) Securities



                                                    Adjustable
                                                       Rate            Fixed Rate             Total
                                                       ----            ----------             -----
Par value at purchase date                           $200,524            $4,122             $204,646
March 31, 1998 adjusted principal                    $174,141            $4,122             $178,263
Amortized cost basis                                 $180,968            $4,330             $185,298
Market Value                                         $180,093            $4,322             $184,415
Weighted average net coupon                            7.73%              9.47%               7.77%
Weighted average maturity (in months)                   285                303                 285

Federal Home Loan Mortgage Corp



(FHLMC) Securities



                                               Adjustable         Fixed
                                                  Rate            Rate         Total
                                                  ----            ----         -----
Par value at purchase date                      $136,237           --         $136,237
March 31, 1998 adjusted principal               $124,280           --         $124,280
Amortized cost basis                            $128,764           --         $128,764
Market Value                                    $127,975           --         $127,975
Weighted average net coupon                     7.88%                         7.88%
Weighted average maturity (in months)           300                           300




  General and administrative expenses (G & A expenses) amounted to $854,000 for the first quarter of 1998. G & A expenses consist substantially of expenses relating to the acquisition of and managing the Company's investment portfolio, as well as various other corporate expenses. Most of the G & A expenses will remain relatively stable on a quarterly basis with the possible exception of the following: (1) due diligence, (2) commissions and (3) legal and professional. The due diligence acquisitions will vary based upon various factors, including but not limited to the number of loans purchased, complexity of documentation problems encountered, type of mortgage loans, ease of converting data to the Company's proprietary software system, geographic location, and creditworthiness of the borrower. Commission expense is also directly related to mortgage loans acquired. Commissions are paid on all mortgage loan acquisitions initiated by HCP's sales representatives. However, certain mortgage loan acquisitions are also initiated by the Principals. No commission expense is recorded when the mortgage loan acquisitions are originated by the Principals. Legal and professional fees will also vary based on the usage of various professional firms from time to time.



  The Company recorded a loss from its investment in HCP and subsidiaries of $6,000 for the period January 1, 1998 through March 31, 1998. Summarized operating results for Hanover Capital Partners and Subsidiaries is shown in the table below (dollars in thousands):



Revenues                            $1,791
Expenses                             1,797
                                    ------
Net Loss                                 6
                                    ======



  The Company's net income for the period January 1, 1998 through March 31, 1998 was $1,248,000 or a 6.39% annualized return on equity. The table below highlights the Company's brief historical trends and components of annualized return on average equity.

COMPONENTS OF ANNUALIZED RETURN ON AVERAGE EQUITY (1)



                                Net          Gain on Sale        G & A1        Equity in Earnings         Annualized
For the Quarter Ended         Interest           of             Expense /          (Loss) of               Return on
                               Income /      Securities          Equity           Subsidiary /              Equity
                               Equity          Equity                                Equity
                               ------          ------            ------              ------                 ------
June 30, 1997                  0.00%           0.00%             0.00%               0.00%                   0.00%
September, 30, 1997            4.85%           0.00%             3.59%               0.97%                   2.23%
December 31, 1997              7.71%           0.18%             4.26%               (1.41%)                 2.22%
March 31, 1998                 10.78%          0.00%             4.37%               (0.03%)                 6.38%



(1) Average equity excludes unrealized loss on investments available for sale.
(2) The Company was organized on June 10, 1997, but did not begin operations until September 19, 1997.
(3) Average equity is based on equity balances at September 19, 1997 (IPO date), and equity balances at September 30, 1997, excluding unrealized loss on investments available for sale.




PERIOD FROM INCEPTION ON JUNE 10, 1997 THROUGH DECEMBER 31, 1997



  The Company was organized on June 10, 1997, but did not commence operations until September 19, 1997 (the date of the closing of the Company's initial public offering). For the period from June 10, 1997 to December 31, 1997, the Company's net income was $499,000 or $0.15 per share based on a weighted average of 3,296,742 shares of common stock outstanding. The Company's net income for the period September 19, 1997 to December 31, 1997 was $499,000 or $.08 per share based on a weighted average of 6,466,677 shares of common stock outstanding.



  Net interest income for 1997 totaled $1,676,000. Net interest income is interest income earned on mortgage securities, fixed rate and adjustable rate mortgage loans, and other temporary investments less interest expense from borrowings related to the investments.



  General and administration expenses for 1997 totaled $940,000. The majority of general and administrative expenses relate to management and administrative expenses, due diligence acquisition costs, commission expenses, and legal and professional fees. Due diligence acquisition costs averaged .156% of the principal balance of the mortgage loans purchased in 1997.



  On September 19, 1997 (the IPO date), the Company acquired 100% of the nonvoting preferred stock of HCP, which represents a 97% ownership interest in HCP and its wholly owned subsidiaries. While the Company will generally have no right to control the affairs of HCP because the Company owns only the preferred stock of HCP, management believes that the Company has the ability to exert significant influence over HCP and therefore the investment in HCP is accounted for on the equity method. The Company recorded a loss of $254,000 in 1997 for its equity investment in HCP. The HCP loss was a result of a decline in consulting (due diligence/ARMS audit) revenues and a slowdown in the mortgage originations division during the fourth quarter of 1997.



  The table below highlights the Company's brief historical trends and components of return on average equity.

              COMPONENTS OF ANNUALIZED RETURN ON AVERAGE EQUITY (1)




                        Net              Gain on                            Equity in
                        Interest         Sale of          G & A             Earnings (Loss)       Annualized
For the                 Income/          Securities/      Expense/          of Subsidiary/        Return on
Quarter Ended           Equity           Equity           Equity            Equity                Equity
-------------           ------           ------           ------            ------                ------
June 30, 1997 (2)       0.00%            0.00%            0.00%             0.00%                 0.00%
September 30,           4.85%            0.00%            3.59%             0.97%                 2.23%
1997(3)
December 31, 1997       7.71%            0.18%            4.26%             (1.41%)               2.22%



(1) Average equity excludes unrealized loss on investments available for sale.
(2) The Company was organized on June 10, 1997, but did not begin operations until September 19, 1997.
(3) Average equity is based on equity balances at September 19, 1997 (IPO date), and equity balances at September 30, 1997, excluding unrealized loss on investments available for sale.



  For the period from inception through December 31, 1997, the Company's taxable income was $1,077,000 or $0.167 per weighted average share outstanding. Taxable income is higher than GAAP net income primarily because taxable income does not include the equity in the loss of HCP ($254,000), and due diligence costs and commission expenses incurred to acquire mortgage loan pools ($324,000) that are expensed under GAAP, but capitalized and amortized for tax purposes.



  As a REIT, the Company is required to declare dividends amounting to 85% of each years taxable income by the end of each calendar year and to have declared dividends amounting to 95% of the Company's taxable income for each year by the time the Company files its federal tax return. Therefore, a REIT generally passes through substantially all of its earnings to shareholders without paying federal income tax at the corporate level. The Company paid a fourth quarter dividend of $0.16 per share, which was equivalent to a dividend of approximately 96% of taxable income.



  The following table reflects the average balances for each major category of the Company's interest earning assets as well as the Company's interest bearing liabilities with the corresponding effective rate of interest annualized for the period September 30, 1997 (initial purchase of mortgage assets) through December 31, 1997:




                                                                           Average                Effective
                                                                           Balance                     Rate
                                                                           -------                     ----
Interest Earning Assets:
     Mortgage Loans (1)                                                $83,776,000                   7.317%
     Mortgage Securities                                               116,375,000                   6.268%
                                                                       -----------                   -----
                                                                      $200,151,000                   6.707%
                                                                      ============                   =====
Interest Bearing Liabilities
     Reverse repurchase borrowings on mortgage loans                   $32,674,000                   6.313%
     Reverse repurchase borrowings on mortgage securities              113,803,000                   5.723%
                                                                       -----------                   -----
                                                                      $146,477,000                   5.855%
                                                                      ============                   =====

Net Interest Earning Assets                                            $53,674,000
                                                                       ===========
Net Interest Spread                                                                                  0.852%
                                                                                                     =====
Yield on Net Interest Earnings Assets  (2)                                                           9.034%
                                                                                                     =====



(1) Loan loss reserves are excluded in above calculations.
(2) Yield on Net Interest Earning Assets is computed by dividing annualized net interest by the average daily balance of net interest earnings assets.

  For the year ended December 31, 1997, the Company's ratio of operating expenses to average assets was 1.59%. The Company's 1997 operating expense did not include any incentive bonus compensation. In order for the eligible participants to earn incentive bonus compensation, the rate of return on shareholders' investment must exceed the average ten-year U.S. Treasury rate during the year plus 4.0%.



Financial Condition



  At December 31, 1997, the Company had total assets of $517,543,000. Mortgage loans totaled $160,970,000 or 31.1% of total assets, while mortgage securities totaled $348,131,000 or 67.3% of total assets.



  The following table presents a schedule of mortgage loans at December 31, 1997, classified by fixed rate mortgages and adjustable rate mortgages:




                                                                     Carrying                       Portfolio
                                                                        Value                             Mix
                                                                        -----                             ---
                  Fixed rate mortgages                           $107,953,000                           67.1%
                  Adjustable rate mortgages                        53,017,000                           32.9%
                                                                   ----------                          -----
                                                                 $160,970,000                          100.0%
                                                                 ============                          =====





  The following table presents a schedule of mortgage securities at December 31, 1997, classified by type of issue:



                                                                     Carrying                       Portfolio
                                                                        Value                             Mix
                                                                        -----                             ---
                         FNMA                                    $207,397,000                           59.6%
                         FHLMC                                    140,734,000                           40.4%
                                                                  -----------                          -----
                                                                 $348,131,000                          100.0%
                                                                 ============                          =====



LIQUIDITY AND CAPITAL RESOURCES


  The Company expects to meet its short-term and long-term liquidity requirements generally from its existing working capital, cash flow provided by operations, reverse repurchase agreements and other possible sources of financing, including CMO's and REMICs, additional equity generated by the exercise of some or all of the Company's outstanding warrants and additional equity offerings. The Company considers its ability to generate cash to be adequate to meet operating requirements both in the short-term and long-term. However, if a significant decline in the market value of the Company's investment portfolio should occur, the Company's available liquidity from these other borrowings may be reduced. As a result of such a reduction in liquidity, the Company may be forced to sell certain investments in order to maintain liquidity. If required, these sales could be made at prices lower than the carrying value of such assets, which could result in losses.



   Period From January 1, 1998 through March 31, 1998



   Net cash provided by operating activities for the first quarter of 1998 was $1,894,000. Cash flows from operating activities were generated by net income of $1,248,000, adjusted for certain non-cash expenses ($1,093,000) and normal recurring changes in other assets and liabilities ($453,000) and reduced by a loan to HCP of $900,000.



   Net cash used in investing activities amounted to $188,774,000 during the period January 1, 1998 through March 31, 1998. The majority of the cash used in investing activities related to the purchase of assets for the Company's investment portfolio. Mortgage loans were purchased at an average price of 102.25% of par and mortgage securities were purchased at an average price of 101.12% of par during the first quarter of 1998.



   Cash flows from financing activities generated $207,847,000 for the period January 1, 1998 through March 31, 1998. The cash flows from financing activities resulted from net borrowing on reverse repurchase agreements ($208,882,000) reduced by dividends paid in January 1998 ($1,035,000).



   Management anticipates that the Company will continue to purchase single-family mortgage loan pools and will finance the purchase of the mortgage loan pools through existing equity, reverse repurchase agreements, and other sources of financing including CMOs and REMICs. The Company may also realize additional liquidity if the Company's stock warrants are exercised. In order to grow its equity base, the Company may also issue additional capital stock. Management intends to issue such additional shares when it believes that existing stockholders are likely to benefit from such offerings through higher earnings and dividends per share than as compared to the level of earnings and dividends the Company would likely generate without such offerings.



  Period From Inception on June 10, 1997 through December 31, 1997.



  Net cash provided by operating activities for the period June 10, 1997 to December 31, 1997 was $49,000. The cash flows generated from operating activities (mainly from net income ($499,000), non cash expense items such as amortization of mortgage loans and mortgage security premiums, and the increase of certain liability accounts) were reduced by amounts expended for the purchase of accrued interest on mortgage loan pools and by loans ($482,000) made to the Principals.



  Net cash used in investing activities for the period from June 10, 1997 to December 31, 1997 was $510,287,000. The majority of the cash used in investing activities related to the purchase of FNMA securities and FHLMC securities ($349,287,000) and mortgage loan pools ($163,030,000).



  Cash flows from financing activities generated $514,260,000 during the period from June 10, 1997 to December 31, 1997. The cash flows from financing activities represent net proceeds from reverse repurchase agreements used to finance the purchase of mortgage securities ($341,407,000), pools of single-family mortgage loans ($93,731,000), and the net proceeds of the IPO ($79,122,000).



  Management anticipates that the Company will continue to purchase single family mortgage loan pools and will finance the purchase of the mortgage loan pools through existing equity, reverse repurchase agreements, and other sources of financing including CMO's and REMICs. The Company may also realize additional liquidity after March 1998 from the warrants which became exercisable.



  The Company is obligated to make additional loans to the Principals ($1,268,000) at their request. It is anticipated that the Principals will request additional loans in April 1998 for tax purposes. Further, in lieu of their exercise of certain registration rights, the Principals have also requested additional loans in the aggregate amount of $1,500,000, which was approved by the

Board of Directors. The Company has guaranteed HCP's line of credit facility. The Company has advanced $900,000 to HCP in February 1998 for working capital purposes and Management anticipates that the Company may advance additional funds in 1998 to HCP.



RECENT EVENTS



   On April 7, 1998, the Company issued approximately $103 Million in REMIC interests in a private placement offering that was structured as a financing transaction. The Company has retained interests in the REMIC, including the non-rated credit support interests, which totaled approximately $513,000.



   In April 1998 the Company loaned $1,268,000 to the Principals, resulting in total loans to the Principals of $1,750,000, the maximum loan amount permitted pursuant to the original formation transactions of the Company.



   Pursuant to the Registration Rights Agreement among the Company and the Principals, the Principals have the right to request on any one occasion on or after January 1, 1998 that the Company file one registration statement with the Securities and Exchange Commission, at the Company's expense, with respect to a maximum of 100,000 shares of the Common Stock owned by the Principals in order to pay tax on gains the Principals recognized relating to the Company's original formation transactions. In March 1998, the Board of Directors agreed to lend up to $1,500,000 in unsecured loans to the Principals, in lieu of incurring at that time the costs and expenses associated with the registration of 100,000 shares of the Company's Common Stock. The Company loaned the Principals an additional $1,203,880 in April 1998. The additional loans are due and payable on March 31, 1999 and bear interest at the rate of 5.51% per annum.



   Prepayment speeds on adjustable rate Mortgage Securities purchased by the Company in December 1997 accelerated significantly in the second quarter of 1998. As a result, the Company will reflect an additional write-off of unamortized mortgage security premiums of approximately $1,169,000 for the period April 1 to June 30, 1998. The combination of additional mortgage security premium amortization and deteriorating interest rate spreads between Treasury rates (proxies for mortgage asset yields) and LIBOR (proxies for funding costs) resulted in a second quarter loss of approximately $0.05 to $0.10 per share.



   Although the prepayment speeds have declined slightly from the highest levels experienced in April, management expects the prepayment speeds on Mortgage Securities to remain at higher than normal levels (45% to 50%) through the remainder of 1998. The higher than expected prepayment speeds are expected to reduce the Company's effective yield on overall Mortgage Securities which will generate a loss from its investment in Mortgage Securities in the second half of 1998.



   Management anticipates that the third and fourth quarters of 1998 will reflect net income as the Company's main focus continues to be the purchase of fixed rate residential whole loans. As the Company continues to grow its asset base through the purchase of residential whole loans, a significantly increasing percentage of net interest income will be generated by the Company's investment in whole loans and a decreasing percentage of revenues will be dependent on Mortgage Securities.

                                    BUSINESS

GENERAL

     Background


   In September 1997, Hanover Capital Mortgage Holdings, Inc. (the "Company") raised net proceeds of approximately $79.1 million in its initial public offering, pursuant to which the Company sold 5,750,000 Units at $15.00 per Unit. Each Unit consisted of one share of the Company's Common Stock and one Warrant. Each Warrant entitles the holder to purchase one share of Common Stock at $15.00 per share (subject to adjustment in certain events). The Warrants became exerciseable on March 19, 1998 and remain exerciseable until September 15, 2000.



  In connection with the initial public offering, the Company acquired a 97% ownership interest (representing a 100% ownership of the non-voting preferred stock) in Hanover Capital Partners Ltd. ("HCP") and its wholly-owned subsidiaries, Hanover Capital Mortgage Corporation ("HCMC") and Hanover Capital Securities, Inc. ("HCS"), in exchange for 716,667 shares of the Company's Common Stock.



  The Company is a specialty finance company the activities of which include (i) acquiring primarily single-family "subprime" mortgage loans (as defined below),
(ii) securitizing mortgage loans and retaining interests therein, (iii) offering due diligence services to buyers, sellers and holders of mortgage loans, and
(iv) originating, holding, selling and servicing multifamily mortgage loans and commercial mortgage loans. The Company's principal business objective is to generate increasing earnings and dividends for distribution to stockholders. The Company acquires single-family mortgage loans through a network of sales representatives targeting financial institutions throughout the United States. The Company originates multifamily mortgage loans and commercial mortgage loans through HCMC. The Company operates as a tax-advantaged REIT. The Company is generally not subject to Federal income tax to the extent that it distributes its earnings to its stockholders and maintains its qualification as a REIT. Taxable affiliates of the Company, however, including HCP, HCMC and HCS, are subject to Federal income tax. The Company has engaged HCP to render due diligence, asset management and administrative services pursuant to a Management Agreement.



     The Company elected REIT status primarily for the tax advantages. Management believes that the REIT structure is the most desirable structure for owning mortgage assets because it eliminates corporate-level Federal income taxation. In addition, as the Company is not a traditional lender which accepts deposits, it is subject to substantially less regulatory oversight and incurs lower operating expenses than banks, thrifts and many other originators of mortgage assets. Management believes that the Company will generate attractive earnings and dividends per share for stockholders through the combination of (i) purchasing subprime single-family mortgage loans which generally have higher yields than newly originated mortgage loans, (ii) using long-term financing that allows the Company to realize net interest income over time as REIT-qualified income, as opposed to fully taxable gain-on-sale income, and (iii) its focus on originating multifamily mortgage loans and commercial mortgage loans, which generally have higher yields than conforming single-family mortgage loans. As used herein, the term "subprime single-family mortgage loan" means a single-family mortgage loan that is either twelve months or older or that does not meet the originally intended credit quality due to documentation errors or credit deterioration. Although HCP has previously rendered advisory services in connection with securitization transactions, neither it nor HCMC has securitized any significant amount of mortgage loans.


   Business Strategy


   The Company's strategy is to pursue acquisitions and originations of mortgage loans where it believes it can receive acceptable rates of return on invested capital and effectively utilize leverage. Key elements of this strategy include:



   - growing the Company's investment portfolio by utilizing the Company's single-family mortgage loan acquisition network and multifamily and commercial origination operation to create attractive investment opportunities;



   - financing the Company's investments in a manner that limits the Company's interest rate risk while earning an attractive return on equity; and



   - owning mortgage assets in the REIT structure and thereby eliminating a layer of taxes relative to most traditional real estate lenders.



   The Company's principal executive offices are located at 90 West Street, Suite 1508, New York, New York 10006.


INVESTMENT PORTFOLIO

   General


   The primary business of the Company is investing, generally on a long-term basis, in first lien single-family mortgage loans, multifamily mortgage loans and commercial mortgage loans and mortgage securities secured by or representing an interest in mortgage loans (the "Investment Portfolio"). The percentage of the Company's mortgage assets which is invested in various sectors of the Investment Portfolio may vary significantly from time to time depending upon the availability of mortgage loans and mortgage securities. The Company utilizes its organization to acquire and securitize single-family mortgage loans and originate commercial mortgage loans to earn higher returns than could generally be earned from purchasing mortgage securities in the marketplace.


   Single Family Mortgage Operations


   Single-Family Mortgage Loans. The Company focuses on the purchase of pools of whole single-family mortgage loans that do not fit into the large government-sponsored or private conduit programs. Single-family mortgage loans generally are acquired in pools from a wide variety of sources, including private sellers such as banks, thrifts, finance companies, mortgage companies and governmental agencies. The majority (65% - 70%) of the Company's acquisition of single-family mortgage loan pools to date have been fixed rate loans, with the balance made up of adjustable rate mortgage ("ARM") loans. At March 31, 1998, the Company had an investment in mortgage securities of $312 million. The Company intends to liquidate these investments over the next twelve months as it identifies and purchases additional single-family mortgage loan pools.

   The Company uses seven sales representatives from HCP, located in Illinois, Minnesota, California, Massachusetts and New York, to source single-family mortgage loan products. For the foreseeable future, the Company believes that there will be an adequate supply of mortgage loan product that can be sourced by the existing HCP sales force.



   At March 31, 1998, the Company had invested $419,627,000 or 54.7% of the Company's total assets in the following types of single-family mortgage loans in accordance with the operating policies established by the Board of Directors.



            Whole Loan Mortgage Loan Summary
            Fixed Rate Mortgage Loans
            -------------------------
            Face or principal amount                       $297,382,000
            Carrying value                                 $304,595,000
            Weighted average net coupon                            8.83%
            Weighted average maturity (in months)                   229
            Number of loans                                       9,891
            Average loan size                              $     30,071


            Adjustable Rate Mortgage (ARM) Loans

            Face or principal amount                       $113,932,000
            Carrying value                                 $115,032,000
            Weighted average net coupon                            8.05%
            Weighted average maturity
            (in months)                                             273
            Number of loans                                       1,359
            Average loan size                              $     83,792



   At July 1, 1998, the Company had purchased since inception in excess of $695 million of single-family mortgage loan pools and had committed to purchase an additional $74 million of single-family mortgage loan pools.



   In addition, HCP has a due diligence and underwriting staff, located in Edison, New Jersey, consisting of approximately ten full-time employees. The due diligence staff contributes to the single-family mortgage loan acquisition process by providing expertise in the analysis of many characteristics of the single-family mortgage loans. It has been Management's experience that buyers generally discount the price of a single-family mortgage loan if there is a lack of information. By having additional information on loan pools through its due diligence operations, the Company is better able to assess the value of loan pools.



   Because mortgage loan pools can be purchased from virtually any bank, insurance company or financial institution, the Company is not dependent upon any one source. At June 30, 1998, the Company had purchased approximately 30.5% of the Company's single-family mortgage loan portfolio from one source. Management does not believe this concentration of purchases is indicative of future trends. The Company does not service its single-family mortgage loans. The servicing is outsourced to unrelated third parties specializing in loan servicing.

   The Company purchases ARM securities from broker-dealers and financial institutions that regularly make markets in these securities. The Company can also purchase mortgage-backed securities from other mortgage suppliers, including mortgage bankers, banks, savings and loans, investment banking firms, home builders and other firms involved in originating, packaging and selling mortgage loans.



   The mortgage loans and to a lesser extent the mortgage securities held in the Investment Portfolio generally will be held on a long-term basis, so that the returns will be earned over the lives of the mortgage loans and mortgage securities rather than from sales of the investments.



   Single-family mortgage loan pools are usually acquired through competitive bids or negotiated transactions. The competition for larger single-family mortgage loan portfolios is generally more intense, while there is less competition for smaller single-family mortgage loan portfolios. Management believes that the Company's funding flexibility, personnel, proprietary due diligence software and single-family mortgage loan trading relationships provide it with certain advantages over competitors in pricing and purchasing certain single-family mortgage loan portfolios.



   Prior to making an offer to purchase a single-family mortgage loan portfolio, HCP employees conduct an extensive investigation and evaluation of the loans in the portfolio. This examination typically consists of analyzing the information made available by the portfolio seller (generally, an outline of the portfolio with the credit and collateral files for each loan in the pool), reviewing other relevant material that may be available, analyzing the underlying collateral (including reviewing the Company's single-family mortgage loan database which contains, among other things, listings of property values and loan loss experience in local markets for similar assets), and obtaining opinions of value from third parties (and, in some cases, conducting site inspections). The Company's senior management determines the amount to be offered for the portfolio using a proprietary stratification and pricing system which focuses on, among other things, rate, term, location and types of the loans. The Company also reviews information on the local economy and real estate markets (including the amount of time and procedures legally required to foreclose on real property) where the loan collateral is located.



   In conducting due diligence operations, HCP often discovers non-conforming elements of single-family mortgage loans, such as: (i) problems with documents, including missing or lost documentation, errors on documents, nonstandard forms of documents and inconsistent dates between documents, (ii) problems with the real estate, including inadequate initial appraisals, deterioration in property values or economic decline in the general geographic area, and (iii) miscellaneous problems, including poor servicing, poor credit history of the borrower, poor payment history by the borrower and current delinquency status. The price paid for such loans is adjusted to compensate for these non-conforming elements.



   The Company maintains a process to improve the value of its single-family mortgage loan portfolio, including updating data, obtaining lost note affidavits in the event that a note has been misplaced, updating property values with new appraisals, assembling historical records, obtaining mortgage insurance if the value of a loan is in question, grouping similar loans in packages for securitization, and segmenting portfolios for different buyers. However, Management believes any value created will be extracted by financing or securitizing the single-family mortgage loans and then realizing the enhanced spread on the retained pool, as opposed to recognizing a gain upon sale of the single-family mortgage loan portfolio.

   Single-Family Market Trends. The Company focuses on subprime mortgage loans which are generally available in bulk from loan originators such as mortgage bankers, banks and thrifts that originate primarily for sale and from mortgage portfolio holders as they restructure their holdings.



   Single-Family Acquisition Strategy. The Company believes that it can continue to acquire single-family mortgage loans that have a relatively high yield when compared to the applicable risk of loss. In many cases, portions of a pool may be made eligible for inclusion in agency pools, which will raise the credit level of the Investment Portfolio, while preserving the higher yield obtained at the time of purchase. In addition, the Company may securitize a single-family mortgage loan pool. In structuring a securitization, the Company retains subordinated or other interests.



   Single-Family Underwriting Guidelines. The Company has developed an underwriting approval policy to maintain uniform control over the quality of the single-family mortgage loans it purchases. This policy sets forth a three step review process: (i) collateral valuation, (ii) credit review, and (iii) property valuation. Prior to pricing a bid or final purchase of a portfolio, a senior manager of the Company reviews the results of all three underwriting evaluations. The collateral valuation entails a check on the collateral documents (i.e., the note, mortgage, title policy and assignment chain). The documents are examined for conformity among the documents and adherence to secondary market standards. The credit review involves an analysis of the credit of the borrower, including an examination of the origination and credit documents, credit report and payment history. For more seasoned single-family mortgage loans, the analysis may be more directed at payment histories and credit scores. The property valuation involves an analysis of the loan-to-value of the collateral, including an examination of the original appraisal in the context of the current regional property market conditions and often a drive-by valuation of the subject property and review of recent comparable sales.



   Single-Family Servicing. Pools of single-family mortgage loans are purchased with servicing retained or released by the seller. In the case of pools purchased with servicing retained by the seller, the Company considers the reputation and the servicing capabilities of the servicer. In some instances, the Company requires a master servicer to provide the assurance of quality required. A master servicer provides oversight of its subservicers and stands ready, and is contractually obligated, to take over the servicing if there is a problem with the subservicer. In the case of pools purchased with servicing released, the Company places the servicing with a qualified servicer. In some cases, the Company may retain the servicing and contract with a qualified servicer to provide subservicing. In this case, the Company keeps the risk of ownership of the servicing with respect to any change in value as a result of prepayment of the underlying single-family mortgage loans or other factors. No single-family mortgage loans are currently serviced by the Company.


   Commercial Mortgage Loans and Multifamily Mortgage Loans


   The Company's affiliate HCMC was one of the first commercial mortgage banking operations to originate multifamily mortgage loans for sale to conduits. From direct borrower originations and its network of third party brokers, it can provide multifamily mortgage loans and commercial mortgage loans of sufficient credit quality to meet the requirements for securitization, as well as sales to third party investors and purchases by the Company for the Investment Portfolio. Due to low interest spreads, no multifamily mortgage loans or commercial mortgage loans have been purchased by the Company to date. However, in the future, the Company may originate multifamily mortgage loans and commercial mortgage loans, including mortgage loans secured by income-producing commercial properties such as office, retail, warehouse and mini-storage facilities, through HCMC and subsequently either sell the mortgage loans to investors or hold them in the Investment Portfolio. Management of the Company believes that the Company has certain competitive advantages in the commercial mortgage market due to the speed, consistency and flexibility with which it can act as a vertically integrated company (acting as originator, servicer, and owner of commercial mortgage loans).



   Commercial Production Process. The commercial process differs from the single-family mortgage loan acquisition process because HCMC operates as a direct originator of loans. HCMC has been engaged in this process since 1992 and has been an active supplier to the Wall Street conduit/securitization firms, which are Wall Street dealer firms that have set up a conduit to purchase multifamily mortgage loans and commercial mortgage loans from national brokers and mortgage bankers for the purpose of issuing commercial mortgage-backed securities. HCMC has the ability to source new commercial mortgage loans directly and through brokers, to process and underwrite the loans to the Company's standards and to service the loans.



   Commercial and Multifamily Loan Acquisition/Production Strategies. The Company adheres to specified underwriting and due diligence requirements for the origination of multifamily and commercial mortgage loans, such that they will qualify for sale to third party conduits or for inclusion in securitizations. The Company continually monitors the underwriting criteria by contacting rating agencies and the third party conduit purchasers. In addition to the underwriting and due diligence completed at the origination level, a separate credit committee approves all multifamily mortgage loans and commercial mortgage loans purchased for the Investment Portfolio. The Company intends that, with prudent underwriting and due diligence, combined with the securitization option, it will achieve a satisfactory reward/risk ratio; however, there are no assurances that it will be able to do so.



   HCMC originates new multifamily and commercial mortgage loans through originators that call on brokers, real estate developers and owners. While the Company's sales force concentrates primarily on sourcing pools of single-family mortgage loans, it also can find leads for the multifamily and commercial mortgage loan origination business of HCMC and the due diligence operations of HCP.



   Commercial and Multifamily Underwriting Guidelines. The Company's underwriting guidelines for commercial and multifamily mortgage loans focus on the origination of loans eligible for securitization. The due diligence process focuses on four main areas: (i) a property level review, (ii) borrower credit issues, (iii) cash flow structures, and (iv) adequacy of legal documentation. The property level review begins with a review of the on-site inspection report and includes an analysis of the third party reports, including the appraisal, engineering report and environmental report. The borrower credit issues include an analysis of the borrower's legal structure, a review of financial statements, past credit history of principals, management's ability and experience and prior/existing relationships. The cash flow structures include an analysis of the loan-to-value ratio, the expense ratio, the debt service coverage, the value per unit, the occupancy levels and the historical expense records. The legal documentation review includes a review of any changes to the approved program loan documents, including the note, mortgage, reserve agreements, assignments of leases and any borrower certifications. The program loan documents will be structured in order to meet the requirements of securitization with respect to such matters as prepayment penalties, recourse carve-outs and the overall soundness of the documents. In addition, the Company obtains a "Phase I" environmental site assessment (i.e., generally a record search with no invasive testing) of the property that will secure a commercial or multifamily mortgage loan. Depending on the results of the Phase I assessment, the Company may require a Phase II assessment. The Company's loan servicing guidelines require that the Company obtain a Phase II assessment (which includes invasive testing) of any mortgaged property prior to the Company acquiring title to or assuming operation of the mortgaged property. This requirement effectively precludes the Company from enforcing the rights under the mortgage loan until a satisfactory Phase I environmental site assessment is obtained or until any required remedial action is thereafter taken, but also decreases the likelihood that the Company will become liable for any material environmental condition at a mortgaged property.



   Commercial and Multifamily Mortgage Loan Servicing. To control the credit risk of retained interests in securitized loans, HCMC will retain the servicing rights on any commercial mortgage loans and multifamily mortgage loans held in the Investment Portfolio. HCMC may also retain the servicing rights on loans originated and sold to third party conduits. HCMC, as servicer, will have the risks associated with operating a mortgage servicing business as well as the risk of ownership of the servicing.



   At March 31, 1998, HCMC serviced approximately $56 million of multifamily mortgage loans. The servicing of mortgage loans involves processing and administering the mortgage loan payments for a fee. It involves collecting mortgage payments on behalf of investors, reporting information to investors and maintaining escrow accounts for the payment of principal and interest to investors and property taxes and insurance premiums on behalf of borrowers.



   The primary risk of operating a servicing business is failing to service the loans in accordance with the servicing contracts, which exposes the servicer to liability for possible losses suffered by the owner of the loans. The operational requirements include proper handling and accounting for all payment and escrow amounts, proper borrower and periodic credit reviews, proper value and property reviews and proper payment of all monies due to third parties, such as real estate taxing authorities and insurance companies.



   The primary risks of ownership of servicing rights include the loss of value through faster than anticipated loan prepayments (even though there may be prepayment penalties) or improper servicing as outlined above.



   Commercial Market Trends. The market for commercial and multifamily mortgage loans has undergone dramatic changes in recent years with the advent of securitizations. Financing of income-producing property has evolved from a traditional two-party lending relationship, with the borrower obtaining funding from a traditional lending institution, to a market in which lenders with expertise in the creation of mortgage-backed securities offer borrowers an alternative source of competitive financing. Securitization involves multiple parties, each with specialized roles and responsibilities creating profitable lending opportunities for those with experience in commercial mortgage finance and the capital markets. Securitizations of commercial and multifamily mortgage loans have grown rapidly during the 1990s.



   The growth in securitization has been the result of two market forces. First, during the recession of the early 1990s, traditional lenders withdrew from the real estate credit market. Securitization filled the resulting void. Second, Congress established the Resolution Trust Corporation ("RTC") in 1989 in order to liquidate the commercial and single-family mortgage assets of failed financial institutions. After unsuccessfully trying to sell the mortgages, the RTC began securitizing commercial mortgages. The RTC's enormous securitization program stimulated the growth of the private sector securitization market by providing experience and knowledge to participants such as investment bankers, rating agencies, mortgage companies, attorneys, accountants and loan servicers. These participants have applied the experience and knowledge gained in the securitization of RTC assets to the securitization of non-governmental, private-label securities. The RTC's program also helped create an informed and active investor base for the securities created from the securitization of commercial mortgage assets.



   The Company believes that success in the commercial market depends on a vertically integrated strategy, which includes origination of commercial and multifamily mortgage loans, servicing, securitization and investment in the residual security after securitization. The Company is structured to take advantage of efficiencies in the vertically integrated strategy, which it anticipates will result in attractive returns to equity. However, there can be no assurance that such returns will be achieved.



ACCUMULATION PERIOD ACQUISITIONS



   At March 31, 1998, the Company had invested $312,390,000 or 40.7% of the Company's total assets in the following types of mortgage securities in accordance with the operating policies established by the Board of Directors.



(dollars in thousands)



Federal National Mortgage Association



(FNMA) Securities



                                          Adjustable
                                             Rate         Fixed Rate        Total
                                           --------       ----------       --------
      Par value at purchase date           $200,524         $4,122         $204,646
      March 31, 1998 adjusted              $174,141         $4,122         $178,263
      principal
      Amortized cost basis                 $180,968         $4,330         $185,298
      Market Value                         $180,093         $4,322         $184,415
      Weighted average net coupon              7.73%          9.47%            7.77%
      Weighted average maturity (in             285            303              285
      months)

Federal Home Loan Mortgage Corp



(FHLMC) Securities



                                          Adjustable
                                             Rate         Fixed Rate        Total
                                           --------       ----------       --------

      Par value at purchase date           $136,237             --         $136,237
      March 31, 1998 adjusted              $124,280             --         $124,280
      principal
      Amortized cost basis                 $128,764             --         $128,764
      Market Value                         $127,975             --         $127,975
      Weighted average net coupon              7.88%                          7.88%

      Weighted average maturity (in             300                             300
      months)



DUE DILIGENCE OPERATIONS



   The Company conducts due diligence operations through HCP for commercial banks, government agencies, mortgage banks, credit unions and insurance companies. The operations consist of the underwriting of credit, analysis of loan documentation and collateral, and analysis of the accuracy of the accounting for mortgage loan servicing by third party servicers. The due diligence analyses are performed on a loan by loan basis. Audits of the accuracy of the interest charged on adjustable rate mortgage loans are frequently a part of the due diligence services provided to customers. HCP performs due diligence on mortgage loans acquired by the Company and by unrelated third parties.


FINANCING

   General


   The Company's purchases of mortgage assets are initially financed primarily with equity and short-term borrowings through reverse repurchase agreements until long-term financing is arranged or the assets are securitized. Generally, upon repayment of each borrowing in the form of a reverse repurchase agreement, the mortgage asset used to collateralize the financing will immediately be pledged to secure a new reverse repurchase agreement or long term financing. The Company had established mortgage asset financing agreements with various financial institutions at March 31, 1998 and is currently negotiating a back-up line of credit agreement with several major financial institutions.


   Reverse Repurchase Agreements


   A reverse repurchase agreement, although structured as a sale and repurchase obligation, is a financing transaction in which the Company pledges its mortgage assets as collateral to secure a short-term loan. Generally, the other party to the agreement will loan an amount equal to a percentage of the market value of the pledged collateral, typically 80% to 98%. At the maturity of the reverse repurchase agreement, the Company is required to repay the loan and correspondingly receives back its collateral. Under reverse repurchase agreements, the Company generally retains the incidents of beneficial ownership, including the right to distributions on the collateral and the right to vote on matters as to which certificate holders vote. If the Company defaults in a payment obligation under such agreements, the lending party may liquidate the collateral.



   In the event of the insolvency or bankruptcy of the Company, certain reverse repurchase agreements may qualify for special treatment under the United States Bankruptcy Code, which permits the creditor to avoid the automatic stay provisions of the Bankruptcy Code and to foreclose on the collateral without delay. In the event of the insolvency or bankruptcy of a lender during the term of a reverse repurchase agreement, the lender may be permitted, under the Bankruptcy Code, to repudiate the contract, and the Company's claim against the lender for damages therefrom may be treated simply as that of an unsecured creditor. In addition, if the lender is a broker or dealer subject to the Securities Investor Protection Act of 1970 or an insured depository institution subject to the Federal Deposit Insurance Act, the Company's ability to exercise its rights to recover its mortgage assets under a reverse repurchase agreement or to be compensated for damages resulting from the lender's insolvency may be limited by those laws. The effect of these various statutes is, among other things, that a bankrupt lender, or its conservator or receiver, may be permitted to repudiate or disaffirm its reverse repurchase agreements, and the Company's claims against the bankrupt lender may be treated as an unsecured claim. Should this occur, the Company's claims would be subject to significant delay and, if and when paid, could be in an amount substantially less than the damages actually suffered by the Company.



   To reduce its exposure to the credit risk of reverse repurchase agreements, the Company enters into the arrangements with several different parties. The Company monitors the financial condition of its reverse repurchase agreement lenders on a regular basis, including the percentage of its mortgage loans that are the subject of reverse repurchase agreements with a single lender. Notwithstanding these measures, no assurance can be given that the Company will be able to avoid such third party risks.



   The reverse repurchase borrowings bear short-term fixed (one year or less) interest rates varying from LIBOR to LIBOR plus 125 basis points depending on the credit of the related mortgage assets. Generally, the borrowing agreements require the Company to deposit additional collateral in the event the market value of existing collateral declines, which, in dramatically rising interest-rate markets, could require the Company to sell assets to reduce the borrowings.


SECURITIZATION AND SALE PROCESS

   General


   When the Company acquires a sufficient volume of mortgage loans with similar characteristics, generally $50 million to $100 million or more, the Company plans to securitize them through the issuance of mortgage-backed securities in the form of REMICs or CMOs. Alternatively, to a lesser extent and to the extent consistent with the Company's qualification as a REIT, the Company may resell loans in bulk whole loan sales. The length of time from when the Company commits to purchase a mortgage loan to when it sells or securitizes the loan will generally range from 30 days to one year or more, depending on certain factors, including the length of the purchase commitment period, the amount and type of the mortgage loan, and the securitization process. Any decision by the Company to issue CMOs or REMICs or to sell mortgage loans in bulk will be influenced by a variety of factors.

   For accounting and tax purposes, mortgage loans financed through the issuance of CMOs are treated as assets of the Company, and the CMOs are treated as debt of the Company. The Company earns the net interest spread between the interest income on the mortgage loans and the interest and other expenses associated with the CMO financing. The net interest spread will be directly affected by prepayments of the underlying mortgage loans and, to the extent the CMOs have variable interest, may be affected by changes in short-term interest-rates.



   As an alternative to CMOs, the Company may issue REMICs. REMIC transactions are generally accounted for as sales of the mortgage loans. REMIC securities consist of one or more classes of "regular interests" and a single "residual interest." The regular interests are tailored to the needs of investors and may be issued in multiple classes with varying maturities, average lives and interest-rates. These regular interests are predominantly senior securities but, in conjunction with providing credit enhancement, may be subordinated to the rights of other regular interests. The residual interest represents the remainder of the cash flows from the underlying mortgage loans over the amounts required to be distributed on the regular interests. In some cases, the regular interests may be structured so that there is no significant residual cash flow. In such a REMIC transaction, the Company sells its entire interest in the mortgage loans, and all of the capital originally invested in the mortgage loans may be redeployed. The Company may retain regular and residual interests on a short-term or long-term basis. Since gains on REMIC issuances by a REIT may be subject to a 100% prohibited transaction tax if made to "customers" of the REIT, the Company may issue REMICs through its taxable subsidiaries.



   The Company expects that its retained interests in securitizations will be subordinated to the securities issued to third party investors with respect to losses of principal and interest on the underlying mortgage loans. Accordingly, any such losses on underlying mortgage loans will be applied first to reduce the remaining amount of the Company's retained interest, until reduced to zero. Any retained regular interest may include "principal only" or "interest only" securities or other interest rate or prepayment sensitive securities or investments. Any retained securities may subject the Company to credit, interest rate and/or prepayment risks. The Company anticipates it will retain securities only on terms which it believes are sufficiently attractive to compensate it for assuming the associated risks.



   The Company may also retain subordinated mortgage backed securities, with ratings ranging from AA to unrated, generally fixed-rate. The fixed-rate securities generally evidence interests in 30-year single-family mortgage loans. Securities backed by multifamily mortgage loans and commercial loans are generally interests in 7 or 10 year balloon loans with 25 or 30 year amortization schedules. In general, subordinated classes bear all losses prior to the related senior classes. Losses in excess of losses anticipated at the time subordinated securities are purchased would adversely affect the Company's yield on the securities and, in extreme circumstances, could result in the failure of the Company to recoup its initial investment.



   Except in the case of breach of the representations and warranties made by the Company when mortgage loans are securitized, the securitization of mortgage loans will be non-recourse to the Company. As a result, the Company is able to maintain the economic benefit of financing the mortgage assets and earning a positive net interest spread, while limiting its potential risk of credit loss to its investment in the subordinated or residual securities (generally approximately 5% to 10% of the loan pool amount). A second advantage to the CMO structure is that it is permanent financing and, therefore, not subject to margin calls during periods in which the value of the pool assets are declining due to increases in interest rates.

   The Company typically pays a monoline bond insurer a monthly fee to assume a portion of the credit risk in a pool of mortgage loans. The monoline insurer would generally require the issuer to retain a portion of the credit risk and over-collateralize a particular pool of mortgage loans.



   Proceeds from securitizations will be available to support new loan originations and acquisitions. In addition to providing relatively less expensive long-term financing, Management believes that the Company's securitizations will reduce the Company's interest-rate risk on mortgage assets held for long-term investment.



   Credit Enhancement



   REMICs or CMOs created by the Company are structured so that one or more of the classes of the securities are rated investment grade by at least one nationally recognized rating agency. The ratings for the Company's mortgage assets will be based on the rating agency's view of the perceived credit risk of the underlying mortgage loans, the structure of the mortgage assets and the associated level of credit enhancement. Credit enhancement is designed to provide protection to the holders of the securities in the event of borrower defaults and other losses including reductions in the principal or interest as required by law or a bankruptcy court. The Company can utilize multiple forms of credit enhancement, including special hazard insurance, monoline insurance, reserve funds, letters of credit, surety bonds and subordination or any combination thereof. A decline in the credit quality of the mortgage loans backing any mortgage securities or of any third party providing credit enhancement, or adverse developments in general economic trends affecting real estate values or the mortgage industry, could result in ratings being downgraded.



   In determining whether to provide credit enhancement, the Company takes into consideration the costs associated with each method. The Company generally provides credit enhancement through the issuance of mortgage-backed securities in senior/subordinated structures or by over-collaterization of its mortgage assets. The need for additional collateral or other credit enhancements will depend upon factors such as the type of collateral provided and the interest-rates paid thereon, the geographic concentration of the mortgaged property and other criteria established by the rating agency. The pledge of additional collateral would reduce the capacity of the Company to raise additional funds through short-term secured borrowings or additional CMOs and will diminish the potential expansion of the Investment Portfolio. Accordingly, collateral would be pledged for CMOs only in the amount required to obtain the highest rating category of a nationally-recognized rating agency. The subordinated mortgage securities may be sold, retained by the Company or accumulated for sale in subsequent transactions.


   Other Mortgage-Backed Securities


   As an additional alternative for the financing of the Investment Portfolio, the Company may cause to be issued other mortgage-backed securities if the issuance of such other securities is advantageous and consistent with the Company's qualification as a REIT. In particular, mortgage pass-through certificates representing undivided interests in pools of mortgage loans formed by the Company may prove to be attractive vehicles for raising funds.



   The holders of mortgage pass-through certificates receive their pro rata share of the principal payments made on a pool of mortgage loans and interest at a pass-through interest rate that is fixed at the time of the offering. The Company intends to retain significant portions of the undivided interests in the mortgage loans underlying pass-through certificates. The retained interest may also be subordinated so that, in the event of a loss, payments to certificate holders will be made before the Company receives its payments. Unlike the issuance of CMOs, the issuance of mortgage pass-through certificates will not create an obligation of the Company to security holders in the event of a borrower default. However, as in the case of CMOs, the Company may be required to obtain credit enhancement in order to obtain a rating for the mortgage pass-through certificates in one of the top two rating categories established of a nationally-recognized rating agency.


   Capital Allocation Guidelines (CAG)


   The Company has adopted capital allocation guidelines ("CAG") in order to strike a balance between the under-utilization of leverage and excess dependence on leverage, which could reduce the Company's ability to meet its obligations during adverse market conditions. Modifications to the CAG require the approval of a majority of the Company's Board of Directors. The CAG are intended to keep the Company's leverage balanced by (i) matching the amount of leverage to the riskiness (return and liquidity) of each mortgage asset, and (ii) monitoring the credit and prepayment performance of each mortgage asset to adjust the required capital. This analysis takes into account the Company's various hedging and other risk containment programs discussed below. In this way, the use of balance sheet leverage is optimized through the implementation of the CAG controls. The lender haircut indicates the minimum amount of equity the lender requires with a mortgage asset. There is some variation in haircut levels among lenders from time to time. From the lender's perspective, the haircut is a "cushion" to protect capital in case the borrower is unable to meet a margin call. The size of the haircut depends on the liquidity and price volatility of each mortgage asset. Agency securities are very liquid, with price volatility in line with the fixed income markets which means a lender requires a smaller haircut, typically 3%. On the other extreme, "B" rated securities and securities not registered with the Securities and Exchange Commission are substantially less liquid, and have more price volatility than agency securities, which results in a lender requiring a larger haircut. Particular securities that are performing below expectations would also typically require a larger haircut. The haircut for residential whole loan pools will generally range between 3% and 5% depending on the documentation and delinquency characteristics of the pool. Certain whole loan pools may have haircuts which may be negotiated with lenders in excess of 5% due to other attributes of the pool.



   Implementation of the CAG -- Mark to Market Accounting



   Each quarter, for financial management purposes, the Company marks its mortgage assets to market. This process consists of (i) valuing the Company's mortgage assets acquired in the secondary market, and (ii) valuing the Company's non-security investments, such as retained interests in securitizations. For the purchased mortgage assets, the Company obtains benchmark market quotes from traders who make markets in securities similar in nature to the mortgage assets. The Company then adjusts for the difference in pricing between securities and whole loan pools. Market values for the Company's retained interests in securitizations are calculated internally using market assumptions for losses, prepayments and discount rates.



   The face amount of the financing used for the securities and retained interests is subtracted from the current market value of the mortgage assets (and hedges). This is the current market value of the Company's equity positions. This value is compared to the required capital as determined by the CAG. If the actual equity of the Company falls below the capital required by the CAG, the Company must prepare a plan to bring the actual capital above the level required by the CAG.



   Periodically, Management presents to the Board of Directors the results of the CAG compared to actual equity. Management may propose changing the capital required for a class of investments or for an individual investment based on its prepayment and credit performance relative to the market and the ability of the Company to predict or hedge the risk of the mortgage asset.



   As a result of these procedures, the leverage of the balance sheet will change with the performance of the Company's mortgage assets. Good credit or prepayment performance may release equity for purchase of additional mortgage assets, leading to increased earnings. Poor credit or prepayment performance may cause additional equity to be allocated to existing investments, forcing a reduction in mortgage assets on the balance sheet and lower future earnings. In either case, the constant mortgage asset performance evaluation, along with the corresponding leverage adjustments, helps to maintain the maximum acceptable leverage (and earnings) while protecting the capital base of the Company.



RISK MANAGEMENT



   The Company believes that its portfolio income is subject to three primary risks: credit risk, interest rate risk and prepayment risk.



   Credit Risk Management



   The Company reduces credit risk through (i) the review of each mortgage loan prior to purchase to ensure that it meets the guidelines established by the Company, (ii) use of early intervention, aggressive collection and loss mitigation techniques in the servicing process, (iii) use of insurance in the securitization process, (iv) maintenance of appropriate capital and reserve levels, and (v) obtaining representations and warranties, to the extent possible, from originators. Although the Company does not set specific geographic diversification requirements, the Company closely monitors the geographic dispersion of the mortgage loans and makes decisions on a portfolio by portfolio basis about adding to specific concentrations.



   Commercial mortgage loans held by the Company generally are originated by HCMC to underwriting standards established by the Company. These underwriting standards reflect the experience of HCMC in its past originations as well as the requirements of the rating agencies for commercial mortgage loans. The credit underwriting includes a financial and credit check of the borrower, technical reports including appraisal, engineering and environmental reports, as well as a review of the economic status of the geographic area where the mortgaged property is located. In addition, a separate credit sign-off is required before commercial mortgage loans are transferred to the Investment Portfolio from HCMC. The commercial mortgage loans in the Investment Portfolio will be monitored by the servicing department of HCMC, which includes a periodic review of financial statements of the mortgaged property as well as property inspections.



   Single-family mortgage loans are generally purchased in bulk pools of $2 million to $100 million. The credit underwriting process varies depending on the pool characteristics, including seasoning, loan-to-value ratios and payment histories. For a new pool of single-family mortgage loans, a full due diligence review is undertaken, including a review of the documentation, appraisal reports and credit underwriting. Where required, an updated property valuation is obtained. The bulk of the work is performed by employees in the due diligence operations of HCP.



   Interest Rate Risk Management



   There are two basic types of mortgage loans held by the Company: mortgage loans held for securitization or sale and mortgage loans held in securitized form. Mortgage loans held for securitization or sale are generally hedged. A variety of hedging instruments may be used, depending on the asset to be hedged and the relative price of the various hedging instruments. Hedging instruments include forward sales of mortgage securities, and may also include interest rate futures or options, interest rate swaps, and cap and floor agreements. Mortgage loans held in securitized form are generally financed in a manner designed to maintain a consistent spread in a variety of interest rate environments and therefore do not require any hedging.



   The Company may purchase interest rate caps, interest rate swaps and similar instruments to attempt to mitigate the risk of the cost of its variable rate liabilities increasing at a faster rate than the earnings on its mortgage assets during a period of rising interest rates. The Company generally hedges as much of the interest rate risk as management determines is reasonable, given the cost of such hedging transactions and the need to maintain the Company's status as a REIT, among other factors. The Company may also, to the extent consistent with its qualification as a REIT and Maryland law, utilize financial futures contracts, options and forward contracts and other instruments as a hedge against future interest rate changes. See "Business - Hedging."



   Prepayment Risk Management



   With respect to commercial and multifamily mortgage loans, the Company will seek to minimize the effects of faster or slower than anticipated prepayment rates by originating mortgage loans with prepayment penalties and utilizing various financial hedging instruments. With respect to single-family mortgage loans, the Company utilizes various financial instruments as a hedge against prepayment risk. Prepayment risk is monitored by senior management and through periodic review of the impact of a variety of prepayment scenarios on the Company's revenues, net earnings, dividends, cash flow and net balance sheet market value.



   Although the Company believes it has developed a cost-effective asset/liability management program to provide a level of protection against interest rate and prepayment risks, no strategy can completely insulate the Company from the effects of interest rate changes, prepayments and defaults by counterparties. Further, certain of the Federal income tax requirements that the Company must satisfy to qualify as a REIT may limit the Company's ability to fully hedge its interest rate and prepayment risks.



HEDGING



INVESTMENT PORTFOLIO



   The Company's primary method of addressing interest rate risk on its mortgage assets is through its strategy of securitizing mortgage loans with collateralized mortgage obligation ("CMO") borrowings, which are designed to provide long term financing while maintaining a consistent spread in a variety of interest-rate environments. The Company believes that its primary interest rate risk relates to mortgage assets that are financed with reverse repurchase agreements and are held for securitization.



   The Company uses certain hedging strategies in connection with the management of the Investment Portfolio. To the extent consistent with the Company's REIT status, the Company follows a hedging program intended to protect against interest rate changes and to enable the Company to earn net interest income in periods of generally rising, as well as declining or static, interest rates. Specifically, the goal of the hedging program is to offset the potential adverse effects of changes in interest rates relative to the interest rates of the mortgage assets held in the Investment Portfolio. As part of its hedging program, the Company also monitors prepayment risks that arise in fluctuating interest rate environments.



   The Company may use a variety of instruments in its hedging program. One example is an interest rate cap. In a typical interest rate cap agreement, the cap purchaser makes an initial lump sum cash payment to the cap seller in exchange for the seller's promise to make cash payments to the purchaser on fixed dates during the contract term if prevailing interest rates exceed the rate specified in the contract. The Company may also purchase mortgage derivative securities. Mortgage derivative securities can be effective hedging instruments in certain situations as the value and yields of some of these instruments tend to increase as interest rates rise and to decrease as interest rates decline, while the experience for others is the converse. The Company will limit its purchases of mortgage derivative securities to investments that must meet REIT requirements. To a lesser extent, the Company may also enter into interest rate swap agreements, financial futures contracts and options on financial futures contracts, and forward contracts. However, the Company will not invest in these instruments unless the Company is exempt from the registration requirements of the Commodity Exchange Act or otherwise complies with the provisions of that Act. The REIT rules may restrict the Company's ability to purchase certain instruments and may restrict the Company's ability to employ other strategies. In all its hedging transactions, the Company deals only with counterparties that the Company believes are sound credit risks.



   In connection with securitizations of mortgage loans, the Company is subject to the risk of rising mortgage interest rates between the time it commits to a fixed price purchase and the time it sells or securitizes the mortgage loans. To mitigate this risk, the Company may utilize hedging strategies, including mandatory and optional forward selling of mortgage loans or mortgage-backed securities, interest rate caps and floors, and buying and selling of futures and options on futures. The nature and quantity of these hedging transactions is determined by the management of the Company based on various factors, including market conditions and expected volume of mortgage loan purchases.



   Costs and Limitations



   The Company believes that it has implemented a cost-effective hedging policy to provide an adequate level of protection against interest-rate risks. However, maintaining an effective hedging strategy is complex, and no hedging strategy can completely insulate the Company from interest-rate risks. Moreover, as noted above, certain of the REIT rules may limit the Company's ability to fully hedge its interest rate risks. The Company monitors carefully, and may have to limit, its hedging strategies to assure that it does not violate the REIT rules, which could result in disqualification and/or payment of penalties.

   In addition, hedging involves transaction and other costs, which can increase dramatically as the period covered by the hedge increases and also increase in periods of rising and fluctuating interest-rates. Therefore, the Company may be prevented from effectively hedging its interest-rate risks without significantly reducing the Company's return on equity.



SERVICING RIGHTS



   Whether servicing is purchased (along with purchased single-family mortgage loans) or created (by the origination of multifamily mortgage loans and commercial mortgage loans), a value is placed on the servicing as a purchased mortgage servicing right ("PMSR") or an originated mortgage servicing right ("OMSR"), as the case may be, and recorded as an asset on the books of the Company.



   The valuation of a PMSR and an OMSR includes an analysis of the characteristics of the size, rate, escrow amounts, type, maturity, etc. of the loan, as well as an estimate of the mortgage loan's remaining life. To the extent the characteristics change or the estimate of remaining life changes, the value of the PMSR or OMSR will be adjusted. For example, if mortgage loans are repaid more quickly than originally forecasted (increased speed), the value of the OMSR or PMSR will be reduced.



REGULATION



   There are various state and local laws and regulations affecting the Investment Portfolio. HCMC has mortgage-banking licenses in Arizona, Illinois, New Jersey, Vermont and Wisconsin. In addition, the Company's activities are subject to the rules and regulations of HUD. Mortgage operations also may be subject to applicable state usury and collection statutes. The Company believes that it is currently in compliance with all material rules and regulations to which it is subject and has all required licenses.



COMPETITION



   The Company participates on a national level in the mortgage market, which is estimated at $3.8 trillion for single-family mortgage loans and $1.0 trillion for multifamily mortgage loans and commercial loans. In purchasing mortgage loans and issuing mortgage-backed securities, the Company competes with other REITs, established mortgage conduit programs, investment banking firms, savings and loan associations, banks, thrift and loan associations, finance companies, mortgage bankers, insurance companies, other lenders and other entities purchasing mortgage assets. In addition, there are several mortgage REITs similar to the Company and others may be organized in the future. Continued consolidation in the mortgage banking industry may reduce the number of sellers of mortgage loans, which would reduce the Company's potential customer base and result in the Company purchasing a larger percentage of mortgage loans from a smaller number of sellers. These changes could negatively impact the Company. As an issuer of mortgage securities, the Company will face competition for investors from other investment opportunities.



   Increasingly, mortgage lending is being conducted by mortgage lenders who specialize in the origination and servicing of mortgage loans and then sell these loans to other mortgage investment institutions, such as the Company. The Company believes it has a competitive advantage because of the low cost of its operations relative to traditional mortgage investors such as banks and savings and loans. Like traditional financial institutions, the Company seeks to generate income for distribution to its shareholders primarily from the difference between the interest income on its mortgage assets and the financing costs associated with carrying the mortgage assets.



EMPLOYEES



   The Company had no employees at December 31, 1997. The Principals became employees of the Company as of January 1, 1998. The Company engages the services of HCP to provide management expertise, product sourcing, due diligence support, and general and administrative services to assist the Company in accomplishing its business objectives. At March 31, 1998, HCP employed 44 people on a full-time basis and 31 people on a temporary basis. To date, HCP believes it has been successful in its efforts to recruit qualified employees, but there is no assurance that it will continue to be successful in the future. None of HCP's employees are subject to collective bargaining agreements.



SERVICE MARKS



   HCP owns two service marks that have been registered with the United States Patent and Trademark Office, each of which expires in the year 2003.



FUTURE REVISIONS IN POLICIES AND STRATEGIES



   The Board of Directors has established the Company's investment and operating policies, which can be revised only with the approval of the Board of Directors, including a majority of the unaffiliated directors. Except as otherwise restricted, the Board of Directors may revise the policies without the consent of stockholders if the Board of Directors determines that the change is in the best interests of stockholders. Developments in the market which affect the policies and strategies mentioned herein or which change the Company's assessment of the market may cause the Board of Directors to revise the Company's policies and financing strategies.



   The Company has elected to qualify as a REIT for tax purposes (see "Federal Income Tax Considerations"). The Company has adopted certain compliance guidelines which include restrictions on the acquisition, holding and sale of assets. Prior to the acquisition of any asset, the Company determines whether the asset meets REIT requirements. Substantially all of the assets that the Company has acquired and will acquire for investment are expected to qualify as REIT assets. This requirement limits the Company's investment strategies.



   The Company closely monitors its purchases of mortgage assets and the sources of its income, including from its hedging strategies, to ensure at all times that it maintains its qualifications as a REIT. The Company has developed certain accounting systems and testing procedures to facilitate its ongoing compliance with the REIT provisions of the Code. No changes in the Company's investment policies and operating strategies, including credit criteria for mortgage asset investments, may be made without the approval of the Company's Board of Directors, including a majority of the unaffiliated directors.



   The Company intends to conduct its business so as not to become regulated as an investment company under the Investment Company Act of 1940. The Investment Company Act exempts entities that are "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate" ("Qualifying Interests"). Under current interpretation of the staff of the Securities and Exchange Commission, in order to qualify for this exemption, the Company must maintain at least 55% of its assets directly in Qualifying Interests. In addition, unless certain mortgage securities represent all the securities issued with respect to an underlying pool of mortgages, the securities may be treated as securities separate from the underlying mortgage pool and, thus, may not be considered Qualifying Interests for purposes of the 55% requirement. The Company closely monitors its compliance with this requirement and intends to maintain its exempt status. As of this date, the Company has been able to maintain its exemption through the purchase of mortgage loan pools and certain whole pool government agency securities that qualify for the exemption.



RELATIONSHIPS WITH AFFILIATES AND PRIOR BUSINESS



   HCP has rendered asset management services in connection with the short-term trading of seasoned (more than one year since origination) single-family mortgage loans since 1995. In managing mortgage activities, HCP typically targeted mortgage loan pools containing subprime single-family mortgage loans with deficiencies that could be corrected so as to permit resales on favorable terms. In managing sale activities, HCP generally has pursued a strategy of selling single-family mortgage loans within eighteen months after their acquisition. The Company, on the other hand, generally holds mortgage loans on a long-term basis, so that returns are earned over the lives of mortgage loans rather than from their sales.



   In the past, HCP has engaged in single-family mortgage loan acquisition, financing, hedging and sale activities pursuant to private management arrangements with (i) Alpine Associates, a Limited Partnership ("Alpine Associates"), (ii) a limited liability company formed by HCP, Alpine Associates and an affiliate of Bankers Trust New York Corp. and (iii) certain affiliates of Bankers Trust New York Corp. The objective in each of those arrangements was to profit from purchasing and reselling mortgage loans rather than, as in the case of the Company, from holding, financing and securitizing mortgage loans.



   Alpine Associates and HCP formed Alpine/Hanover LLC in May of 1996, as a successor to a partnership formed by them in February of 1994, to trade in portfolios of subprime single-family mortgage loans. In October of 1995, HCP, Alpine/Hanover LLC and BAHT 1995-1 Corp., an affiliate of Bankers Trust New York Corp., formed ABH-I LLC to trade in subprime single-family mortgage loans. Pursuant to separate asset management contracts with BT Realty Resources, Inc., HCP has rendered management services similar to those it has rendered for ABH-I LLC. HCP intends to wind down and terminate Alpine/Hanover LLC and ABH-I LLC at such time as all of the ABH-I LLC assets have been sold. As of February 28, 1998, the remaining assets of ABH-I LLC had an aggregate principal amount of approximately $300,000. HCP intends to wind down and terminate its management arrangement with BT Realty Resources, Inc. at such time as all of the assets under management have been sold. As of February 28, 1998, the remaining assets under management had an aggregate principal amount of approximately $100,000.



   The Company continues to acquire and hold the Investment Portfolio. HCP has continued to conduct the due diligence operations and, in addition, support the Company's acquisition and investment activities by providing due diligence services to the Company. HCMC has continued to originate, sell and service multifamily mortgage loans and commercial mortgage loans and, in addition, may in the future support the Company's acquisition and investment activities by serving as a source of multifamily mortgage loans and commercial mortgage loans. HCS facilitates the Company's trading activities by acting as a broker/dealer.

Properties



  The Company's operations are conducted in several leased office facilities throughout the United States. A summary of the office leases is shown below:



      LOCATION                          OFFICE         MINIMUM         EXPIRATION
                                         SPACE          ANNUAL         DATE
                                        (SQ. FT)        RENTAL
      New York, New York                  2,300        $ 42,800        November 2001

      Edison, New Jersey                  5,850          75,400        June 2002

      Chicago, Illinois                   3,900          58,900        June 1999

      St. Louis, Missouri                 1,007          26,800        August 1998

      Rockland, Massachusetts               300           6,000        Month to Month

      Sacramento, California                150           5,600        July 1998

      St. Paul, Minnesota                   150           5,600        July 1998
                                         ------        --------        --------------
      Total:                             13,657        $222,900
                                         ------        --------




  Management of the Company believes that these facilities are adequate for the Company's foreseeable needs and that lease renewals and/or alternate space at comparable rental rates is available, if necessary.



LEGAL PROCEEDINGS



  The Company is not engaged in any material legal proceedings. However, two affiliates have been parties to certain proceedings describe below. To the extent that the results of these proceedings are adverse to the affiliates, the proceedings could also adversely affect the Company.



  On or about January 15, 1997, Quarters on Melody Lane Partnership ("Quarters") brought suit against HCMC in the District Court in Dallas County, Texas (titled Quarters on Melody Lane Partnership v. Hanover Capital Mortgage Corporation et al.) In a letter dated December 17, 1996, Quarters threatened to sue HCMC and others unless Quarters was permitted to prepay a multifamily mortgage loan, which had been originated by HCMC, without pre-payment penalties. The initial principal balance of the multifamily mortgage loan, which closed on June 28, 1994, was approximately $1.76 million. A portion of the proceeds of the loan were retained in an escrow account to fund the cost of repairs, replacements and improvements. Quarters alleged that HCMC personnel orally represented before the closing that funds would be disbursed from the escrow account other (and more favorably to the obligor) than as provided in the loan documents. Disbursements have not been made in accordance with such alleged representations. HCMC sold the loan on the day of closing and sold the servicing rights to the loan in December 1994. In a written response to the letter, HCMC denied that its representatives made any misrepresentations to Quarters. Thereafter, Quarters filed suit against HCMC and others as defendants in District Court in Dallas County, Texas. The complaint alleges that HCMC is guilty of fraudulent misrepresentations, breach of contract, fraudulent withholding of funds, breach of fiduciary duty and conversion. On July 17, 1997, Quarters filed an amended petition, alleging actual damages in the amount $300,000.00 and seeking punitive damages in the amount $1,000,000.00. On August 29, 1997, a court-ordered mediation between all parties was held, at which time it was believed that a settlement had been reached. In exchange for a complete release, HCMC agreed to pay Quarters $20,000.00. However, as of this date, a final settlement agreement has not yet been executed and one of the other defendants has not yet agreed to the settlement. In early January, 1998, Quarters requested certain defendants, including HCMC, to settle separately. However, HCMC elected not to settle separately. HCMC has retained counsel and is defending itself in such action. Management of the Company does not believe that this claim will have a material adverse effect of the Company's financial condition and results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

   The Company was incorporated in the state of Maryland on June 10, 1997. The following table sets forth certain information with respect to the directors and executive officers of the Company:


NAME                                        AGE      POSITION
----                                        ---      --------
John A. Burchett......................      55       Chairman of the Board, Chief Executive
                                                         Officer and President
Irma N. Tavares.......................      43       Managing Director and a Director
Joyce S. Mizerak......................      42       Managing Director, Secretary and a Director
George J. Ostendorf...................      53       Managing Director and a Director
Ralph F. Laughlin.....................      44       Senior Vice President, Chief Financial Officer, Treasurer
                                                     and Assistant Secretary
Julia M. Curran.......................      36       Senior Vice President
James C. Strickler....................      41       Senior Vice President
Robert E. Campbell....................      64       Director
John A. Clymer........................      50       Director
Joseph J. Freeman.....................      66       Director
Saiyid T. Naqvi.......................      48       Director
John Nicholas Rees....................      64       Director



----------



   John A. Burchett has been the Chairman of the Board, President and Chief Executive Officer of the Company since its inception in June 1997. Mr. Burchett has also been the Chairman of the Board, President and Chief Executive Officer of each of HCP and Hanover Capital Mortgage Corporation, a subsidiary of HCP, since each of their formations in 1989 and 1992, respectively. Prior to the founding of HCP, Mr. Burchett held executive positions in the national mortgage finance operations of two global financial institutions: Citicorp Investment Bank ("Citicorp") from 1980 to 1987 and Bankers Trust Company ("Bankers Trust") from 1987 to 1989. Mr. Burchett was also Senior Vice President and Chief Financial Officer from 1976 to 1980 for City Federal Savings, which was one of the largest thrift institutions in the United States at the time he left. Mr. Burchett has an MBA in Finance from Columbia University and a BSME in Mechanical and Aerospace Sciences from the University of Rochester.


   While at Citicorp, Mr. Burchett served as co-head of Global Mortgage Finance, managing a seven office national institutional sales force, the New York mortgage trading desk, mortgage trading operations, the Citimae mortgage conduit, mortgage pipeline hedging, mortgage research, contracts and private label securities structuring and rating. During Mr. Burchett's tenure, Citicorp bought and sold Mortgage Loans and mortgage-backed securities and operated the Citimae mortgage conduit, a single-family residential mortgage conduit created during his tenure. During that period, Citimae issued fixed rate and adjustable rate, AA rated, pass-through certificates and multi-tranche CMOs. Mr. Burchett's duties also included the management of sales and trading of Agency mortgage-backed securities.

   While at Bankers Trust, Mr. Burchett managed its then newly formed Mortgage Finance group, which included the retail mortgage banking operations as well as origination, sales and trading of mortgage loans and mortgage-backed securities. During Mr. Burchett's tenure,

Bankers Trust became a member of FNMA's dealer group, issued its first CMOs and participated in the securitization of mortgage loans for several state pension funds.


   Irma N. Tavares, has been a Director and Managing Director of the Company since its inception in June 1997. Ms. Tavares has also been a Managing Director and Director of HCP since its formation in 1989. At HCP, Ms. Tavares was responsible for HCP's whole loan trading and related hedging activities and oversaw the purchase of Single Family Mortgage Loans by entities for which HCP rendered management services. Ms. Tavares has valued, purchased and re-sold whole loans through a six member sales force on behalf of Alpine/Hanover LLC and ABH-I LLC. Ms. Tavares has managed the purchase of a wide variety of performing and semi-performing pools of primarily Single-Family Mortgage Loans ranging from heterogeneous pools purchased from RTC and the FDIC to highly structured pools of performing newly originated Mortgage Loans sold by banks, thrift institutions and mortgage companies throughout the U.S.



   While at HCP, Ms. Tavares also served for three years as investment manager for a publicly-traded mutual fund, Midwest Income Trust's Adjustable Rate U.S. Government Securities Fund. That Fund, designed by HCP, was one of the first of its kind to be rated AAAf by Standard and Poor's Corporation. For the twelve month period ending October 31, 1996, its performance was ranked 16th of 53 such funds by Lipper Analytical Services. The Fund invests in Agency adjustable rate mortgage backed securities with the objective of high current income while maintaining stable net asset values.


   Prior to joining HCP, Ms. Tavares held similar trading positions at both Citicorp from 1983 to 1987 and Bankers Trust from 1987 to 1989 working with Mr. Burchett. Ms. Tavares holds a BS in Accounting from Seton Hall University.


   Joyce S. Mizerak, has been a Director, Managing Director and Secretary of the Company since its inception in June 1997. Ms. Mizerak has also been a Managing Director of HCP since its formation in 1989. At HCP, Ms. Mizerak's duties included the approval of Multifamily Mortgage Loans and Commercial Mortgage Loans originated by HCMC, the establishment of investor relationships with purchasers of such Mortgage Loans, as well as oversight of the mortgage operations group which provides transactional due diligence and contractual review services for HCP's mortgage trading activities. Ms. Mizerak has negotiated various investor relationships with entities that have been securitizing HCMC's Mortgage Loan production.


   Prior to joining HCP, Ms. Mizerak had responsibilities at Bankers Trust from 1988 to 1989 for mortgage transaction contracts. Before joining Bankers Trust, Ms. Mizerak held a variety of positions at Citicorp from 1984 to 1988 including the trading of whole Mortgage Loans for Citicorp's Citimae residential mortgage conduit. Prior to joining Citicorp, Ms. Mizerak was a mortgage-backed securities rating analyst at Standard and Poor's Corporation. Ms. Mizerak holds a BA from the University of Scranton and an MBA in Finance from Temple University.


   George J. Ostendorf, has served as a Director of the Company since its inception in June 1997. Mr. Ostendorf also serves as a Managing Director of the Company. Mr. Ostendorf has also been a Managing Director of HCP since its formation in 1989. Mr. Ostendorf's duties at HCP included senior relationship management of HCP's clients which ranged from small depository institutions to the largest mortgage lenders in the country. Mr. Ostendorf caused HCP to enter a number of businesses including mortgage securitization advisory services, due diligence and ARM auditing. In 1992, Mr. Ostendorf finalized the initial conduit structure which led to HCP's entry into the Multifamily Mortgage Loan and Commercial Mortgage Loan origination business and the formation of HCMC. A frequent speaker at mortgage industry events, Mr. Ostendorf has written several articles for mortgage industry publications.

    Prior to joining HCP, Mr. Ostendorf was responsible for origination and distribution of mortgage securities transactions by Chicago based sales forces that he managed for Citicorp and later for Bankers Trust. Mr. Ostendorf was Chief Lending Officer for Horizon Federal Savings, one of Illinois's largest thrift institutions at the time, prior to joining Citicorp. Mr. Ostendorf holds an MBA in Finance and a BS degree from DePaul University.


    Ralph F. Laughlin, has been a Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary of the Company since its inception in June 1997. Mr. Laughlin has also been Chief Financial Officer of HCP since May 1996. Prior to 1996, Mr. Laughlin was Vice President of Finance for Middex Development Corporation ("Middex"), a New York based owner and operator of office buildings, shopping centers and hotels, and the holder of a controlling interest in Hodgson Houses, Inc., a publicly traded modular home builder. Mr. Laughlin is responsible for HCP's accounting and financial reporting. As Vice President of Finance and Chief Financial Officer of Middex, Mr. Laughlin was responsible for the development and management of all financial and administrative functions, including strategic planning, budgeting, accounting and procedures. Prior to joining Middex, Mr. Laughlin was employed as a Certified Public Accountant at Deloitte & Touche LLP. Mr. Laughlin has a BBA in Accounting from Kent State University.



    Julia M. Curran, has been Senior Vice President of the Company since its inception in June 1997. Ms. Curran is also a Senior Vice President of HCP and has been employed by HCP since 1990. At HCP Ms. Curran had primary responsibility for the Commercial Mortgage Loan delivery and servicing operation of HCP. She was also responsible for day-to-day management of HCP's due diligence and ARM auditing operations. Prior to joining HCP, Ms. Curran held various mortgage servicing positions at Bankers Trust Company and mortgage loan delivery and servicing at City Federal Savings. Ms. Curran holds a BA in Economics and Business from Lafayette College.



    James C. Strickler, Jr., has been Senior Vice President of the Company since its inception in June 1997. Mr. Strickler is also a Senior Vice President of HCP and has been employed by HCP since 1995. Mr. Strickler's responsibilities at HCP included day-to-day trading and hedging of the firms' whole loan portfolio held for sale. Mr. Strickler has developed several models to evaluate performing, non-performing and poorly documented fixed and ARM portfolios. Prior to purchase, Mr. Strickler analyzes the Mortgage Loan pools to obtain sufficient demographic, geographic, credit and empirical information to evaluate prospective Mortgage Loan pool pricing. After purchase, Mr. Strickler provides the sales force with various methods of comparing the characteristics of portfolios held for sale to other opportunities available to prospective buyers in the mortgage marketplace and structures pools of Mortgage Loans to appeal to various types of buyers so as to seek to optimize the return to HCP.


    Prior to joining HCP, Mr. Strickler held positions as a trader of whole loans, asset backed securities, non-Agency mortgage backed securities, and asset backed securities at Morgan Stanley & Co., Incorporated from 1984 to 1988, Chemical Bank from 1988 to 1992, and most recently, Lehman Brothers Inc. from 1992 to 1995. Mr. Strickler received an MBA with a concentration in Finance from the University of Chicago and an A.B. from Duke University.

    Robert E. Campbell has served as a Director of the Company since January 1998. Mr. Campbell is a retired former Vice Chairman of the Board of Directors of Johnson & Johnson. Mr. Campbell had assumed this position in April 1989. Among his professional affiliations, Mr. Campbell is a Chairman of the Board of The Cancer Institute of New Jersey and Chairman of the Board of The Trustees of Fordham University. He is also a member of the Board of The Robert Wood Johnson Foundation, ARGO Med, Inc. and The Parker Memorial Home, is a member of the Advisory Council for the College of Science of the University of Notre Dame, is Chairman of the Board of New Brunswick Affiliated Hospitals and is Chairman of the Board of the Family Practice Center of St. Peter's Medical Center.



    John A. Clymer has served as a Director of the Company since the consummation of the Company's initial public offering in September 1997. Since September 1994, Mr. Clymer has been the President and Chief Investment Officer of Resource Capital Advisers, Inc. From 1972 until January 1994, Mr. Clymer was the President of Minnesota Mutual Life Insurance and for the period from 1991 to 1994 was the President of Minnesota Mutual Life Insurance. Among his professional affiliations, Mr. Clymer is a member of the Board of Hudson Medical Center, Inc., Hudson Hospital Corporation, Inc., Resources Companies, Inc. and WTC Industries, Inc. He has an MBA in Finance and a B.S. in Engineering from the University of Wisconsin.



    Joseph J. Freeman has served as a Director of the Company since October 1997. Since 1986, Mr. Freeman has been the President of LRF Investments, Inc., a privately held venture capital firm. Mr. Freeman is currently on the Board of Directors of LRF Investments, Inc., Newton Group, Inc. and Work Management Solutions, Inc.



         Saiyid T. Naqvi has served as a Director of the Company since March 1998. Mr. Naqvi is the President and Chief Executive Officer of PNC Mortgage (formerly Sears Mortgage Corporation). He joined PNC Mortgage in 1993 with the acquisition of Sears Mortgage Corporation, which he had joined in 1985 as senior vice president of secondary marketing.



         John Nicholas Rees has served as a director of the Company since the consummation of the Company's initial public offering. Since 1985, Mr. Rees has been President of Pilot Management, a privately held investor/consultant firm. From 1974 to 1985, Mr. Rees was Vice Chairman of the Bank of New England Corporation where he was responsible for its finance, strategic planning, money market, government banking and data processing operations. He has an MBA from Harvard University and a B.A. in Economics from the University of Virginia. Mr. Rees also serves as a director of various private corporations.


TERMS OF DIRECTORS AND OFFICERS


    The Company's Board of Directors consists of such number of persons as shall be fixed by the Board of Directors from time to time by resolution to be divided into three classes, designated Class I, Class II and Class III, with each class to be as nearly equal in number of directors as possible. Currently there are nine directors. George J. Ostendorf, John Nicholas Rees and Joseph J. Freeman are Class I directors, Irma N. Tavares, Robert E. Campbell and Joyce S. Mizerak are Class II directors and John A. Burchett, John A. Clymer and Saiyid T. Naqvi are Class III directors. Class I, Class II and Class III directors will stand for reelection at the annual meetings of stockholders of the Company held in 2001, 1999 and 2000, respectively. At each annual meeting, the successors to the class of directors whose term expires at that time are to be elected to hold office for a term of three years, and until their respective successors are elected and qualified, so that the term of one class of directors expires at each such annual meeting. The

Company intends to maintain the composition of the Board so that there will be no more than nine directors, with a majority of independent directors at all times after the initial issuance of the Units, at least two of whom shall serve on the Audit and/or Compensation Committees. In the case of any vacancy on the Board of Directors, including a vacancy created by an increase in the number of directors, the vacancy may be filled by election of the Board of Directors or the stockholders, with the director so elected to serve until the next annual meeting of stockholders (if elected by the Board of Directors) or for the remainder of the term of the director being replaced (if elected by the stockholders); any newly-created directorships or decreases in directorships are to be assigned by the Board of Directors so as to make all classes as nearly equal in number as possible. Directors may be removed only for cause and then only by the affirmative vote of two-thirds of the combined voting power of stockholders entitled to vote in the election for directors. Subject to the voting rights of the holders of any Preferred Stock, the charter may be amended by the affirmative vote of two-thirds of the combined voting power of stockholders, provided that amendments to the charter dealing with directors may only be amended if it is advised by at least two-thirds of the Board of Directors and approved by vote of at least two-thirds of the combined voting power of stockholders. The effect of the foregoing as well as other provisions of the Company's charter and bylaws may discourage takeover attempts and make more difficult attempts by stockholders to change management. Prospective investors are encouraged to review the charter and bylaws in their entirety. See "Risk Factors -- Preferred Stock; Restrictions on Ownership of Common Stock; Antitakeover Risk."


COMMITTEES OF THE BOARD


    Audit Committee. The Company has an Audit Committee whose present members are Mr. Burchett, Ms. Tavares, Mr. Clymer, Mr. Rees and Mr. Freeman. The Audit Committee recommends to the Board of Directors the selection of independent public accountants to serve as the Company's auditors and reviews the scope of their audit, their audit report and any recommendations made by them. The Audit Committee also conducts reviews of any related-party transactions or potential conflict of interest situations.



    Compensation Committee. The Board of Directors has a Compensation Committee whose members are Mr. Clymer, Mr. Rees and Mr. Freeman. The Compensation Committee annually reviews the Company's compensation policy for executive officers and makes recommendations to the Board of Directors with respect to that policy, as well as making compensation decisions for executive officers, and it administers the Company's Bonus Incentive Compensation Plan and the Company's 1997 Stock Option Plan.


    Other Committees. The Board of Directors may establish other committees as deemed necessary or appropriate from time to time, including, but not limited to, an Executive Committee of the Board of Directors.

COMPENSATION OF DIRECTORS


    The Company pays independent directors $15,000 per year, $500 for each meeting attended in person and stock options pursuant to the 1997 Stock Option Plan. See "Management -- 1997 Stock Option Plan." All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with meetings of the Board of Directors. No director who is an employee of the Company receives separate compensation for services rendered as a director.

COMPENSATION COMMITTEE INTERLOCKS

    No interlocking relationship exists between the Company's Board of Directors or officers responsible for compensation decisions and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.


EXECUTIVE COMPENSATION



    The Company had no employees in 1997 and as such had no executive compensation. The executive officers of the Company are also the executive officers of HCP and as such received all of their compensation from HCP; a portion of which was billed to the Company pursuant to the Management Agreement. See "Certain Relationships Management Agreement" John A. Burchett, Irma N. Tavares, Joyce S. Mizerak and George J. Ostendorf (collectively, the "Principals") became employees of the Company as of January 1, 1998.



    The following table contains information concerning compensation earned in the years ended December 31, 1997 and December 31, 1996 by HCP's Chief Executive Officer and its four other most senior executive officers who received total salary and bonus in excess of $100,000 during the fiscal years ended December 31, 1997 and 1996 (the "Named Executive Officers"):



                                               Annual Compensation                         Long-Term Compensation
                                                                           Other             Securities           LTIP
Name and Principal Position    Year      Salary(1)      Bonus(1)       Compensation        Underlying Options    Payouts
---------------------------    ------   -----------    ------------    -------------       ------------------  -----------

John A. Burchett(2)             1997     $287,500(3)    $545,715          $22,633(4)            $113,737       $4,537,510
  Chairman of the Board,        1996      250,000        110,000         25,195(5)
  Chief Executive Officer
  and President

Irma N. Tavares(2)              1997      213,750(6)      372,245           9,122(7)              43,029        1,237,500
  Managing Director and a       1996      180,000         150,000           9,054(8)
  Director

Joyce S. Mizerak(2)             1997      213,750(9)      372,245           7,959(10)             43,029        1,237,500
  Managing Director and a       1996      180,000         150,000           7,515(11)
  Director

George J. Ostendorf(2)          1997      225,000         141,271          16,728(12)             43,029        1,237,500
  Managing Director and a       1996      225,000          35,000          16,972(13)
  Director

James C. Strickler              1997      130,000          50,000                                 12,500
  Senior Vice President         1996      129,583           5,000



(1) Salary and bonus amounts are presented in the period earned; however, the payment of such amounts may have occurred in other periods.
(2) Each of these persons entered into a five year Employment Agreement with the Company on September 19, 1997. During 1997, this compensation was paid by HCP. Beginning January 1, 1998, the compensation is paid by the Company.
(3) Pursuant to his Employment Agreement, Mr. Burchett receives a base annual salary of $300,000.
(4) Includes $6,908 for an automobile allowance, $13,385 for life insurance premiums and $2,340 for club membership dues.
(5) Includes $6,609 for an automobile allowance, $16,246 for life insurance premiums and $2,340 for club membership dues.
(6) Pursuant to her Employment Agreement, Ms. Tavares receives a base annual salary of $225,000.
(7) Includes $7,200 for personal use of a company leased automobile and $1,992 life insurance premiums.
(8) Includes $6,800 for personal use of a company leased automobile and $2,254 life insurance premiums.
(9) Pursuant to her Employment Agreement, Ms. Mizerak receives a base annual salary of $225,000.
(10) Includes $6,299 for an automobile allowance and $1,660 for life insurance premiums.
(11) Includes $5,541 for an automobile allowance and $1,974 for life insurance premiums.

(12) Includes $7,200 for an automobile allowance, $7,368 for life insurance premiums and $2,160 for club membership dues.
(13) Includes $6,516 for an automobile allowance, $8,656 for life insurance premiums and $1,800 for club membership dues.


BONUS INCENTIVE COMPENSATION PLAN


    The Company established a Bonus Incentive Compensation Plan for eligible participants. The annual bonus pursuant to the Bonus Incentive Compensation Plan will be paid one-half in cash and, subject to certain ownership limitations, one-half in shares of common stock, annually, following receipt of the Company's audit from its independent public accountants for the related fiscal year (or prorated fiscal year). This Bonus Incentive Compensation Plan will award bonuses annually to those eligible participants out of a total pool based upon annual net income before bonus incentive compensation as follows:



       ACTUAL ROE(1)
        IN EXCESS
        OF BASE                                                                            PLUS FIXED
       BROE(2) BY:         BONUS %                 MULTIPLIED BY                         MINIMUM BONUS
       -----------         -------                 -------------                     ----------------------
       Zero or less             0%                    Bonus Base (4)                               0%
       Zero to 6%           12.00%                    Bonus Base (4)                               0%
       Greater
          than 6%           15.00%              Incremental Bonus Base (5)        Average Net Worth multiplied by .72%


(1) "Actual ROE" means the Company's return on equity and is determined on an annual basis by dividing (a) the Company's annual Net Income before bonus incentive compensation, by (b) the Average Net Worth for the same fiscal year. For such calculations "Net Income" of the Company means the net income or net loss of the Company determined according to GAAP.
(2) "Base BROE" is the average weekly Ten-Year U.S. Treasury Rate, plus 4.0% for each fiscal year.
(3) "Average Net Worth" is the annual average of the end of the month Net Worth of the Company (as determined in accordance with GAAP); without regard to earnings or losses generated in the current fiscal year.
(4) "Bonus Base" is equal to (a) the annual Net Income before bonus incentive compensation minus (b) (i) the Average Net Worth multiplied by (ii) the Base BROE.
(5) "Incremental Bonus Base" is equal to (a) the annual Net Income before bonus incentive compensation minus (b) (i) the Average Net Worth multiplied by (ii) the Base BROE, minus (c) (i) the Average Net Worth multiplied by (ii) 6%.


    Of the amount so determined, one-half will be deemed contributed to the total pool in cash and the other half will be deemed contributed to the total pool in the form of shares of common stock with the number of shares of common stock to be calculated based on the average price per share of the common stock during the twenty day period that ends on the date of such determination.



    No incentive compensation bonuses were earned for the year ended December 31, 1997.

              OPTION GRANTS IN FISCAL YEAR ENDED DECEMBER 31, 1997



    The following table sets forth certain information regarding stock options granted in 1997 to the Named Executive Officers:






                                                                                            Potential Realized Value at
                                                                                              Assumed Annual Rates of
                                                                                              Stock Appreciation for
                                            Individual                                          Option Term(2)
                                              Grants
                                            Percent of
                            Number of         Total
                            Securities       Options
                           Underlying        Granted to    Exercise
                             Options        Employees       Price       Expiration
          Name            Granted (#)(1)     In 1997      ($/Share)         Date              5%($)          10%($)
          ----            --------------    ---------      -------         -----             ------        --------



John A. Burchett              89,467         28.37%          $15.00        Sept. 2007      $1,062,578     $2,486,892
                              24,270          7.70%          $15.75        Sept. 2007         270,046        656,425


Irma N. Tavares               24,399          7.74%          $15.00        Sept. 2007         289,781        678,213
                              18,630          5.91%          $15.75        Sept. 2007         207,292        503,881

Joyce S. Mizerak              24,399          7.74%          $15.00        Sept. 2007         289,781        678,213
                              18,630          5.91%          $15.75        Sept. 2007         207,292        503,881

George J. Ostendorf           24,399          7.74%          $15.00        Sept. 2007         289,781        678,213
                              18,630          5.91%          $15.75        Sept. 2007         207,292        503,881

James C. Strickler            12,500          3.96%          $15.75        Sept. 2007         139,085        338,084



(1) All options listed were granted pursuant to the 1997 Stock Option Plan. Option exercise prices were at the market price when granted. The options have a term of 10 years and vest over a three year period if certain returns on the Company's securities are met. See " -- 1997 Stock Option Plan." The exercise price must be paid in cash or its equivalent as determined by the Compensation Committee.
(2) The potential realizable value of the options, if any, granted in 1997 to each of the Named Executive Officers was calculated by multiplying those options by the excess of (a) the assumed market value, at September 2007, of common stock if the market value of the common stock were to increase 5% or 10% in each year of the option's 10-year term over (b) the base price shown. This calculation does not take into account any taxes or other expenses which might be owed. The assumed market value at a 5% assumed annual appreciation rate over the 10-year term is $26.88 and such value at a 10% assumed annual appreciation rate over that term is $42.80. At $26.88, the total market value of the shares of common stock outstanding on March 31, 1998 would be $173,824,277 which would be an increase of $67,124,107 from market value of such shares at the close of business on December 31, 1997. At $42.80, the total market value of shares of common stock outstanding on March 31, 1998 would be $276,773,776 which would be an increase of $170,073,605 from market value of such shares at close of business on December 31, 1997. The 5% and 10% appreciation rates are set forth in the Securities and Exchange Commission rules and no representation is, of course, made that the common stock will appreciate at these assumed rates or at all.

       AGGREGATED OPTION EXERCISES IN FISCAL YEAR ENDED DECEMBER 31, 1997
                        AND FISCAL YEAR END OPTION VALUES



    The following table sets forth certain information concerning the value of stock options held at December 31, 1997 by the Named Executive Officers of the Company. None of the Named Executive Officers exercised any stock options during the year ended December 31, 1997.




                                                               Number of Securities             Value of Unexercised
                                                              Underlying Unexercised                In-the-Money
                                                                    Options at                       Options at
                                                                 December 31, 1997                December 31, 1997
                                                                 -----------------                -----------------
                      Shares Acquired        Value
        Name          on Exercise(#)       Realized($)       Exercisable      Unexercisable       Exercisable       Unexercisable
      ---------       ---------------      -----------       -----------      --------------      -----------       -------------
John A. Burchett             0                 $0                0               89,467                0               $67,100
                                                                                 24,270                0                     0

Irma N. Tavares              0                 0                 0               24,399                0                18,299
                                                                                 18,630                0                     0

Joyce S. Mizerak             0                 0                 0               24,399                0                18,299
                                                                                 18,630                0                     0

George J. Ostendorf          0                 0                 0               24,399                0                18,299
                                                                                 18,630                0                     0

James C. Strickler           0                 0                 0               12,500                0                     0




(1) The value of unexercised options is based on the fair market value of the underlying securities at December 31, 1997 ($15.75) minus the exercise price. The fair market value of the underlying securities was determined by allocating a portion of the increase in the fair market value of a unit to the warrant by subtracting from the closing price of the Company's units at December 31, 1997 ($16.50) one-half of the difference between the closing price of the Company's units at December 31, 1997 and the initial public offering price per unit ($15.00).



EMPLOYMENT AGREEMENTS



    On September 19, 1997, the Company entered into employment agreements with the Company's Chief Executive Officer, John A. Burchett, and the Company's other three most senior executive officers (Irma N. Tavares, Joyce S. Mizerak and George J. Ostendorf). Each employment agreement provides for an initial term of five years and will be automatically extended for an additional year at the end of each year of the employment agreement, unless either party provides prior written notice to the contrary or the employee has been terminated pursuant to the terms thereof. The employment agreements provide for an initial annual base salary of $300,000, $225,000, $225,000 and $225,000 for Mr. Burchett, Ms.
Mizerak, Ms. Tavares and Mr. Ostendorf, respectively. Each employment agreement also provides for participation by the executive officer in the Company's Bonus Incentive Compensation Plan and the Company's 1997 Stock Option Plan. See "Management -- Bonus Incentive Compensation Plan;" " -- 1997 Stock Option Plan." Each employment agreement also contains a covenant not to compete provision which prohibits the executive officer from competing with the Company for a certain period of time following the Company's termination of the executive officer with good cause or termination by the executive officer without cause. The Company may terminate each executive officer pursuant to each employment agreement for "good cause" upon (i) the conviction of the executive officer of (or the plea by the executive officer of nolo contendere to) a felony; (ii) the good faith determination by the Board of Directors that the executive officer has willfully and deliberately failed to perform a material amount of executive officer's duties pursuant to the employment agreement (other than a failure to perform duties resulting from the executive officer's incapacity due to physical or mental illness), which failure to perform duties shall not have been cured within thirty (30) days after the receipt by the executive officer of written notice thereof from the Board of Directors specifying with reasonable particularity such alleged failure; (iii) any absence from the Company's regular full-time employment in excess of three consecutive days that is not due to a vacation, participation in a permitted activity, bona fide illness, disability, death or other reason expressly authorized by the Board of Directors in advance; or (iv) any act or acts of personal dishonesty (including, without limitation, any insider trading or unauthorized trading in the Company's securities) by the executive officer which have a material adverse effect on the Company or any of its subsidiaries.



    In addition, in the event the executive officer is terminated by the Company without good cause or the executive officer resigns from the Company within ninety days after being removed from, or not re-elected to the Board of Directors, despite the executive officer's efforts to remain on the Board of Directors, the executive officer will be entitled to receive his or her base salary then in effect until the later of one year from the date of termination or the end of the term of the employment agreement. In the event that the executive officer is terminated without good cause within ninety days after a change of control (as defined in the employment agreement), then the executive officer will be entitled to receive his or her base salary then in effect until the later of two years from the date of termination or the end of the term of the employment agreement. The employment agreements also provide each of such executive officers with specified amounts of term life and disability insurance coverage, a monthly automobile allowance and payment of club dues.


401(K) PLAN


    The 401(k) Plan is available to all full-time Company employees with at least six months of service. The 401(k) Plan is designed to be tax deferred in accordance with provisions of Section 401(k) of the Code. The 401(k) Plan provides that each participant may contribute 15.0% of his or her salary subject to the maximum allowable each fiscal year ($9,500 in 1997). Under the 401(k) Plan, an employee may elect to enroll on January 1, or July 1, provided that the employee has met the six month employment service requirement.


1997 STOCK OPTION PLAN


    General. The Company has adopted the 1997 Executive and Non-Employee Director Stock Option Plan (the "Stock Option Plan"), which provides for the grant of qualified incentive stock options ("ISOs") which meet the requirements of Section 422 of the Internal Revenue Code, stock options not so qualified ("NQSOs"), deferred stock, restricted stock, performance shares, stock appreciation and limited stock awards ("Awards") and dividend equivalent rights ("DERs"). The Stock Option Plan is intended to provide a means of performance-based compensation in order to attract and retain qualified personnel and to afford additional incentive to others to increase their efforts in providing significant services to the Company. The Stock Option Plan is administered by the Compensation Committee. Members of the Compensation Committee are eligible to receive only NQSOs.


    Purpose. The 1997 Stock Option Plan is intended to provide a means of performance-based compensation in order to attract and retain qualified personnel and to afford additional incentive to others to increase their efforts in providing significant services to the Company.

    Administration. The 1997 Stock Option Plan will be administered by the Compensation Committee, which shall at all times be composed solely of "non-employee directors" as required by Rule 16b-3 under the Exchange Act. Members of the Compensation Committee are eligible to receive only NQSOs pursuant to automatic grants of stock options discussed below.


    Options and Awards. Options granted under the 1997 Stock Option Plan will become exercisable in accordance with the terms of grant made by the Compensation Committee. Awards will be subject to the terms and restrictions of the Awards made by the Compensation Committee. Option and Award recipients shall enter into a written stock option agreement with the Company. The Compensation Committee has discretionary authority to select participants from among eligible persons and to determine at the time an option or Award is granted when and in what increments shares covered by the option or Award may be purchased or will vest and, in the case of options, whether it is intended to be an ISO or a NQSO, provided, however, that certain restrictions applicable to ISOs are mandatory, including a requirement that ISOs not be issued for less than 100% of the then fair market value of the Common Stock (110% in the case of a grantee who holds more than 10% of the outstanding Common Stock) and a maximum term of ten years (five years in the case of a grantee who holds more than 10% of the outstanding Common Stock). Fair market value means as of any given date, with respect to any option or Award granted, at the discretion of the Board of Directors or the Compensation Committee, (i) the closing sale price of the Common Stock on such date as reported in the Wall Street Journal, or (ii) the average of the closing price of the Common Stock on each day of which it was traded over a period of up to twenty trading days immediately prior to such date, or (iii) if the Common Stock is not publicly traded, the fair market value of the Common Stock as otherwise determined by the Board of Directors or the Compensation Committee in the good faith exercise of its discretion.



    Eligible Persons. Officers, directors and employees of the Company or subsidiaries of the Company, and other persons expected to provide significant services to the Company, are eligible to participate in the 1997 Stock Option Plan. ISOs may be granted to the officers and key employees of the Company and certain subsidiaries of the Company (but, because HCHI does not own voting stock of HCP, not to employees of HCP, HCMC or HCS). NQSOs and Awards may be granted to the directors, officers, key employees, agents and consultants of the Company or any of its subsidiaries (and may be granted by HCHI to HCP for services rendered by HCP to HCHI).


    Shares Subject to the Plan. Subject to anti-dilution provisions for stock splits, stock dividends and similar events, the 1997 Stock Option Plan authorizes the grant of options to purchase, and Awards of, an aggregate of up to 325,333 shares of the Common Stock. If an option granted under the 1997 Stock Option Plan expires or terminates, or an Award is forfeited, the shares subject to any unexercised portion of such option or Award will again become available for the issuance of further options or Awards under the 1997 Stock Option Plan.

    Term of the Plan. Unless previously terminated by the Board of Directors, the 1997 Stock Option Plan will terminate ten years from the date of approval and no options or Awards may be granted under the 1997 Stock Option Plan thereafter, but existing options or Awards remain in effect until the options are exercised or the options or the Awards are terminated by their terms.

    Term of Options. Each option must terminate no more than ten years from the date it is granted (or five years in the case of ISOs granted to an employee who is deemed to own in excess of 10% of the combined voting power of the Company's outstanding equity stock). Options may be granted on terms providing for exercise either in whole or in part at any time or times during their restrictive terms, or only in specified percentages at stated time periods or intervals during the term of the option.

    Number of Options. The aggregate fair market value (determined as of the time of grant) of the shares of the Common Stock with respect to which ISOs are exercisable for the first time by an employee during any calendar year may not exceed $100,000.

    Option Exercise. The exercise price of any option granted under the 1997 Stock Option Plan is payable in full in cash, or its equivalent as determined by the Compensation Committee. The Company may make loans available to option holders to permit them to exercise options. Any such loan will be evidenced by a promissory note executed by the option holder and secured by a pledge of Common Stock of the Company with fair value at least equal to the principal of the promissory note unless otherwise determined by the Compensation Committee.

    Amendment and Termination of Stock Option Plan. The Board of Directors may, without affecting any outstanding options or Awards, from time to time revise or amend the 1997 Stock Option Plan, and may suspend or discontinue it at any time. However, no such revision or amendment may, without approval by stockholders of the Company, increase the number of shares of Common Stock subject to the 1997 Stock Option Plan, modify the class of participants eligible to receive options or Awards granted under the 1997 Stock Option Plan or extend the maximum option term under the 1997 Stock Option Plan.

    Contingent Options. All stock options granted by the Compensation Committee pursuant to the 1997 Stock Option Plan will be contingent and may vest, subject to other vesting requirements imposed by the Compensation Committee in full or in part on any September 30 beginning with September 30, 1998 and ending with September 30, 2002 (each, an "Earn-Out Measuring Date"). Subject to any other applicable vesting restrictions, any outstanding stock options will vest in full as of any Earn-Out Measuring Date through which the return on a Unit is at least equal to the initial public offering price of the Unit. In addition, subject to any other applicable vesting restrictions, one-third of any outstanding stock options will vest as of any Earn-Out Measuring Date through which the return on a Unit is at least equal to a 20% annualized return on the initial public offering price of the Unit. The return on a Unit is determined by adding (i) the appreciation in the value of the Unit since the closing of the Offering and (ii) the amount of distributions made by the Company on the share of Common Stock included in the Unit since the closing of the Offering. The appreciation in the value of a Unit as of any Earn-Out Measuring Date is the average difference, during the 30 day period that ends on the Earn-Out Measuring Date, between the market price of the share of Common Stock included in the Unit and the initial public offering price of the Unit multiplied by two to take into account the value of the Warrant included in the Unit. In determining whether such stock options have vested, appropriate adjustments will be made for stock splits, recapitalizations, stock dividends and transactions having similar effects.


         Pursuant to the Management Agreement, the Company intends to cancel options to purchase 72,509 shares of Common Stock of the Company that were issued to employees of HCP in 1997 and reissue such options directly to HCP. HCP will then grant its employees the right to exercise these options. See "Certain Relationships and Related Transactions - Management Agreement."

                              CERTAIN TRANSACTIONS



MANAGEMENT AGREEMENT



    Effective as of January 1, 1998, the Company entered into a Management Agreement (the "Management Agreement") with HCP. Under this agreement, HCP, subject to the direction and control of the Company's Board of Directors, provides certain services for the Company, including, among other things: (i) serving as the Company's consultant with respect to formulation of investment criteria and preparation of policy guidelines by the Board of Directors; (ii) assisting the Company in developing criteria for the purchase of mortgage assets that are specifically tailored to the Company's investment objectives; (iii) representing the Company in connection with the purchase and commitment to purchase or sell mortgage assets; (iv) arranging for the issuance of mortgage securities from a pool of mortgage loans; (v) furnishing reports and statistical and economic research to the Company regarding the Company's activities and the services performed for the Company by HCP; (vi) monitoring and providing to the Board of Directors on an ongoing basis price information and other data; (vii) investing or reinvesting any money of the Company in accordance with its policies and procedures and the terms and conditions of the Management Agreement; (viii) providing the executive and administrative personnel office space and services required in rendering such services to the Company; and (ix) administering the day-to-day operations of the Company. For these services, the Company pays HCP for each month an amount equal to the sum of (a) the wages and salaries of the personnel employed by HCP and/or its affiliates (other than independent contractors and other third parties rendering due diligence services in connection with the acquisition of any mortgage assets) apportioned to the Company for such month, plus (b) twenty-five percent (25%) of (a). The Company also is required to pay HCP for each month an amount equal to the sum of (c) the expenses of HCP for any due diligence services provided by independent contractors and other third parties in connection with the acquisition of any mortgage assets during such month plus (d) three percent (3%) of (c). Any amount that may become payable by HCP to the Company for any services provided by the Company to HCP, including the services of the Principals, is offset against amounts payable to HCP.



    Subject to other contractual limitations, the Management Agreement does not prevent HCP from acting as an investment advisor or manager for any other person, firm or corporation. The term of the Management Agreement continues until December 31, 1999 and thereafter is automatically renewed for successive one-year periods unless the Unaffiliated Directors (as defined therein) resolve to terminate the Management Agreement.



    Pursuant to the Management Agreement, the Company intends to cancel options to purchase 72,509 shares of the Company's Common Stock that were issued to employees of HCP in 1997 and reissue such options directly to HCP.
HCP will then grant its employees the right to exercise these options.


THE FORMATION TRANSACTIONS


    In connection with the Company's initial public offering in September 1997, the Company acquired a 97% ownership interest (representing 100% of the non-voting preferred stock) in HCP and its wholly-owned subsidiaries, Hanover Capital Mortgage Corporation ("HCMC") and Hanover Capital Securities, Inc. ("HCS") in exchange for an aggregate of 716,667 shares of the Company's Common Stock issued to the Principals. The Principals may also be issued up to

216,667 additional shares of Common Stock as additional payment for their contribution of the preferred stock of HCP to the Company (the "Earn-Out"). The Earn-Out may vest in full or in part on any September 30 beginning with September 30, 1998 and ending with September 30, 2002 (each, an "Earn-Out Measuring Date"). The Earn-Out will vest in full as of any Earn-Out Measuring Date through which the return on a Unit offered in the Company's initial public offering is at least equal to the initial public offering price of the Unit. One-third of the Earn-Out will vest as of any Earn-Out Measuring Date through which the return on a Unit is at least equal to a 20% annualized return on the initial public offering price of the Unit. The return on a Unit is determined by adding (i) the appreciation in the value of the Unit since the closing of the initial public offering and (ii) the amount of distributions made by the Company on the share of Common Stock included in the Unit since the closing of the initial public offering. The appreciation in the value of a Unit as of any Earn-Out Measuring Date is the average difference, during the 30 day period that ends on the Earn-Out Measuring Date, between the market price of the shares of Common Stock included in the Unit and the initial public offering price of the Unit multiplied by two to take into account the value of the warrant included in the Unit. In determining whether the Earn-Out has vested, appropriate adjustments will be made for stock splits, recapitalizations, stock dividends and transactions having similar effects.



    In addition, up to $1,750,000 in loans made by the Company to the Principals to enable the Principals to pay taxes will be forgiven to the extent that the Earn-Out vests. These loans are secured by 116,667 shares of the Principal's Common Stock but are otherwise nonrecourse to the Principals.



    The shares of Common Stock acquired by the Principals (including any additional shares to be issued upon the vesting of the Earn-Out) and the forgiveness of any loans to the Principals upon the vesting of the Earn-Out represent the consideration given to the Principals in exchange for their contribution of the preferred stock of HCP to the Company.



    Although the Company owns all of the preferred stock of HCP, the Company generally has no right to control the affairs of HCP, HCMC and HCS (other than to approve certain fundamental transactions such as mergers, consolidations, sales of substantially all assets, and voluntary liquidations) because the preferred stock of HCP is nonvoting. Instead, as the holders of all of the Common Stock of HCP, the Principals control the operations and affairs of HCP, HCMC and HCS. This ownership is required because, as a real estate investment trust, the Company generally may not own more than ten percent of the voting securities of any other issuer.


EMPLOYMENT AGREEMENTS


    On September 19, 1997, the Company entered into employment agreements with the CEO, John A. Burchett, and the other three of the Company's most senior executive officers (Irma N. Tavares, Joyce S. Mizerak, and George J. Ostendorf). Each employment agreement provides for an initial term of five years and will be automatically extended for an additional year at the end of each year of the employment agreement, unless either party provides prior written notice to the contrary or the employee has been terminated pursuant to the terms thereof. The employment agreements provide for an initial annual base salary of $300,000, $225,000, $225,000, and $225,000 for Mr. Burchett, Ms. Mizerak, Ms. Tavares and Mr. Ostendorf (each, a "Principal"), respectively. Each employment agreement also provides for participation by the executive officer in the Company's Bonus Incentive Compensation Plan and the Company's Stock Option Plan. Each employment agreement also contains a not to compete provision which prohibits the executive officer from competing with the Company for a certain period of time following the Company's termination of the executive officer pursuant to each employment agreement for "good cause" or the executive officer's resignation of his or her employment other than as a result of a change in control or within ninety days after being removed from, or not elected to the Board of Directors, despite the executive officer's efforts to remain on the Board of Directors. "Good cause" means (i) the conviction of the executive officer of (or the plea by the executive officer of nolo contendere to) a felony; (ii) the good faith determination by the Board of Directors that the executive officer has willfully and deliberately failed to perform a material amount of his or her executive officer's duties pursuant to the employment agreement (other than a failure to perform duties from the executive officer's incapacity due to physical or mental illness), which failure to perform such duties shall not have been cured within thirty (30) days after the receipt by the executive officer of written notice thereof from the Board of Directors specifying with reasonable particularity such alleged failure; (iii) any absence from the Company's regular full-time employment in excess of three consecutive days that is not due to a vacation, participation in a permitted activity, bona fide illness, disability, death or other reason expressly authorized by the Board of Directors in advance; or (iv) any act or acts of personal dishonesty (including, without limitation, insider trading or unauthorized trading in the Company's securities) by the executive officer which may have a material adverse effect on the Company or any of its subsidiaries.



    In addition, in the event the executive officer is terminated by the Company without good cause or the executive officer resigns from the Company within ninety days after being removed from, or not re-elected to the Board of Directors, despite the executive officer's efforts to remain on the Board of Directors, the executive officer will be entitled to receive his or her base salary then in effect until the later of one year from the date of termination or to the end of the term of the employment agreement. In the event that the executive officer is terminated without good cause within ninety days after a change of control (as defined in the employment agreement), then the executive officer will be entitled to receive his or her base salary then in effect until the later or two years from the date of termination or to the end of the term of the employment agreement. The employment agreement also provides each executive officer specified amounts of term life and disability insurance coverage, a monthly automobile allowance and payment of club dues.



THE HCP SHAREHOLDERS' AGREEMENT



    HCP and the Principals entered into a shareholders' agreement (the "HCP Shareholders' Agreement") that governs, among other things, (i) the rights of the Principals to transfer their shares of common stock of HCP, and (ii) the purchase of shares of common stock of HCP from the Principals by HCP, the Company and the other Principals. Under the HCP Shareholders' Agreement, a Principal may not transfer his or her shares of common stock of HCP, other than to a family member, an affiliate or another HCP stockholder without first offering such common stock of HCP to HCP, the other holders of common stock of HCP, and the holders of preferred stock of HCP (in that order) on the same terms and conditions. In addition, HCP, the other holders of common stock of HCP, and holders of preferred stock of HCP, will have the right to purchase the shares of common stock of HCP of a Principal (or of a permitted transferee of a Principal) if such Principal (a) ceases to be employed by the Company (including by death, disability or voluntary or involuntary termination), (b) ceases to own any equity interest in the Company, (c) becomes bankrupt, or (d) transfers any shares of common stock of HCP, in connection with a divorce or by operation of law. The amount payable to a Principal who suffers any of the foregoing events is based upon the valuation of HCP. To avoid the loss of the Company's REIT status, the Company is permitted to assign its rights to purchase common stock of HCP, and to exchange any common stock of HCP it purchases for shares of nonvoting common stock of HCP.


LOANS TO THE PRINCIPALS


    In connection with the Company's initial public offering, the Company has agreed to make up to $1,750,000 in loans available to the Principals to enable them to pay their personal income taxes. Each loan has a term of five years and bears interest at the lowest "applicable federal rate" in effect for the month in which the loan is made. No payments of principal on the loans is due before maturity unless the borrowing Principal is terminated for "good cause" under his or her employment agreement with the Company, in which case the loan will become immediately due and payable. Interest, however, is payable on a quarterly basis in arrears. The loans to the Principals are secured by a maximum of 116,667 of their shares of the Company's Common Stock (if the entire $1,750,00 were to be borrowed) but are otherwise be nonrecourse to them. A Principal will not be able to sell the shares of common stock that are pledged to secure his or her loan. Accordingly, if a Principal defaults in repaying his or her loan, the Company will be able to look only to the shares of common stock the Principal pledged to secure his or her loan and not to any personal assets of the Principal. Thus, a decline in the value of the common stock could result in a Principal's failure to repay his or her loan. As additional consideration to the Principals for their contribution of the preferred stock of HCP to the Company, the outstanding balance of the loans will be forgiven to the extent that the Earn-Out vests. The terms of the loans were not determined through arm's-length negotiations and may be more favorable to the Principals than would otherwise be available to them.



    Pursuant to the Registration Rights Agreement among the Company and the Principals, the Principals have the right to request on any one occasion on or after January 1, 1998 that the Company file one registration statement with the Securities and Exchange Commission, at the Company's expense, with respect to a maximum of 100,000 shares of the Common Stock owned by the Principals in order to pay tax on gains the Principals recognized relating to the Company's original formation transactions. In March 1998, the Board of Directors agreed to lend up to $1,500,000 in unsecured loans to the Principals, in lieu of incurring the costs and expenses associated with the registration of 100,000 shares of the Company's Common Stock at that time. The Company loaned the Principals an additional $1,203,880 in April 1998. The additional loans are due and payable on March 31, 1999 and bear interest at the rate of 5.51% per annum.



    At June 30, 1998 the following Principals had received loans from the
Company:




Name                         (a)                  (b)               Total
--------------------      ----------         ----------          ----------
John A Burchett             $962,500           $696,280          $1,658,780



Irma N. Tavares              262,500            207,100             469,600



Joyce S. Mizerak             262,500            170,500             433,000



George J. Ostendorf          262,500            130,000             392,500



                          $1,750,000         $1,203,880          $2,953,880





(a) Loans made to the Principals pursuant to the Formation Transactions.



(b) Additional loans made to the Principals in April 1998.

                             PRINCIPAL STOCKHOLDERS



    The following table sets forth certain information known to the Company respecting the beneficial ownership of the Company's Common Stock as of March 31, 1998 by (1) each person known to the Company to beneficially own more than 5% of the Company's Common Stock, (2) each Director of the Company, (3) the Company's Named Executive Officers, and (4) all Directors and executive officers as a group. Unless otherwise indicated in the footnotes to the table, the beneficial owners named have, to the knowledge of the Company, sole voting and investment power with respect to the shares beneficially owned, subject to community property laws where applicable.





                                                    Number of Shares                 Percentage of Shares
     Name of Beneficial Owner                      Beneficially Owned                  Beneficially Owned
---------------------------------                  ------------------                --------------------
Ryback Management Corporation(1)                     400,000(2)                                  6.19%
Lawrence M. Blau(3)                                  471,500(4)                                  7.30%
Mark Metzger(5)                                      483,500(6)                                  7.50%
John A. Burchett(7)                                  397,177(8)                                  6.14%
Irma N. Tavares(9)                                   107,500                                     1.66%
Joyce S. Mizerak(9)                                  107,500                                     1.66%
George J. Ostendorf(10)                              107,500                                     1.66%
John A. Clymer(11)                                     2,000(12)                                   *
John Nicholas Rees(13)                                 2,000(12)                                   *
Joseph Freeman(14)                                     2,000(12)                                   *
Robert E. Campbell(15)                                 2,000(12)                                   *
Saiyid Naqvi(16)                                       2,000(12)                                   *
Ralph F. Laughlin(9)                                     800(17)                                   *
James C. Strickler(7)                                     --                                       --
Julia Curran(7)                                           --                                       --
All executive officers and directors as a
group (12 persons)                                   730,477                                    11.28%




*        Less than one percent.



(1)      Address is 7711 Carondelet Avenue, Box 16900, St. Louis, Missouri
         63105.
(2) According to a Schedule 13G filed with the Securities and Exchange Commission on or before February 14, 1998.
(3) Address is c/o BEM Management, Inc., 520 Madison Avenue, 32nd Floor, New York, NY 10022.
(4) According to a Schedule 13G filed with the Securities and Exchange Commission on or before March 16, 1998. Includes 30,000 shares of common stock held by Mr. Blau's Individual Retirement Account and 441,500 shares of common stock owned by BEM Partners, L.P. of which Mr. Blau is a managing partner.
(5) Address is c/o BEM Management, Inc., 520 Madison Avenue, 32nd Floor, New York, NY 10022.
(6) According to a Schedule 13G filed with the Securities and Exchange Commission on or before March 16, 1998. Includes 41,000 shares of common stock owned by Mr. Metzger's's Individual Retirement Account, 1,000 shares held by an individual account over which he has investment discretion and 441,500 shares of common stock owned by BEM Partners, L.P. of which Mr. Metzger is a managing partner.
(7)      Address is 90 West Street, Suite 1508, New York, New York 10006.
(8) Includes 3,000 shares of Common Stock held by his children to which he disclaims beneficial ownership. (9) Address is 100 Metroplex Drive, Suite 301, Edison, New Jersey 08817.
(10)     Address is 7140 West Higgins Avenue, Chicago, Illinois 60656.

(11)     Address is 900 Second Avenue, S., Suite 300, Minneapolis, Minnesota
         55402.
(12) Includes 2,000 shares of Common Stock which each of Mr. Clymer, Mr. Rees, Mr. Freeman, Mr. Campbell and Mr. Naqvi has the right to acquire within sixty days pursuant to the 1997 Executive and Non-Employee Director Stock Option Plan.
(13)     Address is 101 Granite Street, Rockport, Massachusetts 01966.
(14)     Address is 60 Wells Avenue, Newton, Massachusetts 02159.
(15)     Address is 100 Albany Street, Suite 200, New Brunswick, New Jersey
         08901.
(16)     Address is 75 North Fairway Drive, Vernon Hills, Illinois 60061.
(17) Includes 400 shares of Common Stock which Mr. Laughlin has the right to acquire within sixty days pursuant to the exercise of warrants.


                            DESCRIPTION OF SECURITIES

    The authorized stock of the Company consists of 90,000,000 shares of Common Stock, $.01 par value, and (ii) 10,000,000 shares of Preferred Stock, $.01 par value. The following description of the capital stock of the Company does not purport to be complete or to give full effect to the provisions of statutory or common law and is subject in all respects to the provisions of the Company's charter as in effect from time to time. The authorized stock of the Company may be increased and altered from time to time as permitted by Maryland law. The charter authorizes the Board of Directors to reclassify any unissued shares of its capital stock in one or more classes or series.

COMMON STOCK

    Voting. Each holder of Common Stock is entitled to one vote for each share of record on each matter submitted to a vote of holders of capital stock of the Company. The Company's charter does not provide for cumulative voting and, accordingly, the holders of a majority of the outstanding shares of Common Stock have the power to elect all directors to be elected each year.


    Annual Meeting. Annual meetings of the stockholders of the Company will be held commencing in 1998, and special meetings may be called by the Chairman of the Board of Directors, by the President, by a majority of the Board of Directors, or by stockholders holding at least a majority of the outstanding shares of capital stock entitled to be voted at the meeting. The charter of the Company may be amended in accordance with Maryland law, subject to certain limitations set forth in the charter.


PREFERRED STOCK

    The Company's Board of Directors is authorized by the charter to fix or alter the rights, preferences, privileges and restrictions of any series of Preferred Stock, including the dividend rights, original issue price, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms thereof, and the number of shares constituting any such series and designating thereof, and to increase or decrease the number of shares of such series subsequent to the issuance of shares of such series (but not below the number of shares outstanding). As the terms of the Preferred Stock can be fixed by the Board of Directors without shareholder action, the Board of Directors may issue Preferred Stock with terms calculated to defeat a proposed takeover of the Company or to make the removal of management more difficult. The Board of Directors, without shareholder approval, could issue Preferred Stock with dividend, voting, conversion and other rights which could adversely affect the rights of the holders of Common Stock. The Company's Board of Directors currently has no plans to issue shares of Preferred Stock in the Company. See "Risk Factors -- Preferred Stock; Restrictions on Ownership of Common Stock; Anti-takeover Risk."

WARRANTS


    The Warrants were issued pursuant to a warrant agreement (the "Warrant Agreement") dated as of September 19, 1997 between the Company and the warrant agent (the "Warrant Agent"). State Street Bank & Trust Company is currently acting as Warrant Agent. The following is a brief summary of certain provisions of the Warrant Agreement and does not purport to be complete and is qualified in its entirety by reference to the Warrant Agreement including the definitions therein of certain terms used below. A copy of the proposed form of Warrant Agreement to be filed as an exhibit to the Registration Statement of which this Prospectus is a part. See "Additional Information."



    Each Unit consists of one share of Common Stock and one Warrant. The Warrants became detachable from shares of Common Stock on March 19, 1998. The Warrants are exercisable until 5:00 p.m. Eastern Time on September 19, 2000 (the "Expiration Date") at the initial public offering price and are subject to certain anti-dilution protection. Each Warrant, when exercised, will entitle the holder thereof to receive one share of Common Stock.


    The Warrants may be exercised by surrendering to the Warrant Agent the definitive Warrant Certificates evidencing such Warrants, with the accompanying form of election to purchase properly completed and executed, together with payment of the exercise price. Payment of the exercise price may be made (a) in the form of cash or by certified or official bank check payable to the order of the Company, or (b) by surrendering additional Warrants or shares of Common Stock for cancellation to the extent the Company may lawfully accept shares of Common Stock, with the value of such shares of Common Stock for such purpose to equal the average trading price of the Common Stock during the 20 trading days preceding the date surrendered and the value of the Warrants to equal the difference between such value of a share of Common Stock and the exercise price. Upon surrender of the Warrant Certificate and payment of the exercise price and any other applicable amounts, the Warrant Agent will deliver or cause to be delivered, to or upon the written order of such holder, stock certificates representing the number of whole shares of Common Stock or other securities or property to which such holder is entitled. If less than all of the Warrants evidenced by a Warrant certificate are to be exercised, a new Warrant Certificate will be issued for the remaining number of Warrants.


    The Warrants are in registered form and may be presented to the Warrant Agent for transfer, exchange or exercise at any time on or prior to 5:00 p.m. Eastern Time on the Expiration Date, at which time the Warrants become wholly void and of no value. Since March 20, 1998 the Warrants have traded on the American Stock Exchange under the symbol "HCM.W." If a market for the Warrants develops, the holder may sell the Warrants instead of exercising them. There can be no assurance, however, that a market for the Warrants will develop or continue.


    For a holder to exercise the Warrants, there must be a current prospectus covering the shares of Common Stock issuable upon the exercise of the Warrants, and such shares must be registered, qualified or deemed to be exempt under federal and state securities laws. Although the Company will use its best efforts to have all of the shares of Common Stock issuable upon the exercise of the Warrants registered or qualified on or before the Exercise Date and to maintain a current prospectus relating thereto until the Expiration Date of the Warrants, there can be no assurance that it will be able to do so.

    No fractional shares of Common Stock will be issued upon exercise of the Warrants. The holders of the Warrants have no right to vote on matters submitted to the stockholders of the Company and have no right to receive dividends. The holders of the Warrants not yet exercised are not entitled to share in the assets of the Company in the event of liquidation, dissolution or the winding up of the affairs of the Company.

    The exercise price of the Warrants will be appropriately adjusted if the Company (i) pays a dividend or makes a distribution on its Common Stock in shares of its Common Stock or makes certain other dividends or distributions on its Common Stock (other than cash dividends out of funds legally available therefor), (ii) subdivides its outstanding shares of Common Stock into a greater number of shares, (iii) combines its outstanding shares of Common Stock into a smaller number of shares, (iv) issues by reclassification of its Common Stock any shares of its capital stock.

    In case of certain consolidations or mergers of the Company, or the liquidation of the Company or the sale of all or substantially all of the assets of the Company to another corporation, each Warrant will thereafter be deemed exercised for the right to receive the kind and amount of shares of stock or other securities or property to which such holder would have been entitled as a result of such consolidation, merger or sale had the Warrants been exercised immediately prior thereto, less the exercise price.

REPURCHASE OF SHARES AND RESTRICTIONS ON TRANSFER

    Two of the requirements of qualification for the tax benefits accorded by the REIT provisions of the Code are that (i) during the last half of each taxable year not more than 50% in value of the outstanding shares may be owned directly or indirectly by five or fewer individuals, and (ii) there must be at least 100 stockholders on 335 days of each taxable year of 12 months.

    For the Company to meet these requirements at all times, the charter prohibits any person or group of persons from acquiring or holding, directly or indirectly, shares of Common Stock in excess of 9.5% of the value of the aggregate of the outstanding shares of Common Stock, provided that John A. Burchett will be permitted to hold up to 11.99%. For this purpose, the term "ownership" is defined in accordance with the REIT provisions of the Code, the constructive ownership provisions of Section 544 of the Code, as modified by
Section 856(h)(1)(B) of the Code, and the term "person" is defined to include a "group," which is defined to have the same meaning as that term has for purposes of Section 13(d)(3) of the Exchange Act. Accordingly, shares of Common Stock owned or deemed to be owned by a person who individually owns less than 9.5% (or 11.99% in the case of Mr. Burchett) of the shares of Common Stock outstanding may nevertheless be in violation of the ownership limitations set forth in the Company's charter.

    The constructive ownership provisions applicable under Section 544 of the Code attribute ownership of securities owned by a corporation, partnership, estate or trust proportionately to its stockholders, partners or beneficiaries, attribute ownership of securities owned by family members to other members of the same family and by partners to other partners of the same partnership, treat securities with respect to which a person has an option to purchase as actually owned by that person, and set forth rules as to when securities constructively owned by a person are considered to be actually owned for the application of such attribution provisions (i.e., "reattribution"). For purposes of determining whether a person holds shares of Common Stock in violation of the Ownership Limitation set forth in the Company's charter, a person or group will thus be treated as owning not only shares of Common Stock actually or beneficially owned, but also any shares of Common Stock attributed to such person or group under the attribution rules described above. Ownership of shares of the Common Stock through such attribution is generally referred to as constructive ownership.


    The Company's charter further prohibits (a) any person from beneficially or constructively owning shares of Common Stock that would result in the Company's being "closely held" under Section 856(h) of the Code or otherwise cause the Company to fail to qualify as a REIT, and (b) any person from transferring shares of Common Stock if such transfer would result in shares of Common Stock being owned by fewer than 100 persons. If any transfer of shares of Common Stock occurs which, if effective, would result in any person beneficially or constructively owning shares of Common Stock in excess or in violation of the above transfer or ownership limitations, then that number of shares of Common Stock the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations (rounded to the nearest whole shares) shall be automatically transferred to a trustee (the "Trustee") as trustee of a trust (the "Trust") for the exclusive benefit of one or more charitable beneficiaries (the "Charitable Beneficiary"), and the intended transferee shall not acquire any rights in such shares. Shares held by the Trustee shall be issued and outstanding shares of Common Stock. The intended transferee shall not benefit economically from ownership of any shares held in the Trust, shall have no rights to dividends and shall not possess any rights to vote or other rights to the shares held in the Trust. The Trustee shall have all voting rights and rights to dividends or other distributions with respect to shares held in the Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to the discovery by the Company that shares of Common Stock have been transferred to the Trustee shall be paid with respect to such shares to the Trustee upon demand and any dividend or other distribution authorized but unpaid shall be paid when due to the Trustee. Any dividends or distributions so paid over to the Trustee shall be held in trust for the Charitable Beneficiary. The Board of Directors of the Company may, in their discretion, waive these requirements on owning shares in excess of the Ownership Limit.

    Within 20 days of receiving notice from the Company that shares of Common Stock have been transferred to the Trust, the Trustee shall sell the shares held in the Trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations set forth in the Company's charter. Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the intended transferee and to the Charitable Beneficiary as follows. The intended transferee shall receive the lesser of (i) the price paid by the intended transferee for the shares or, if the intended transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., in the case of a gift, devise or other such transaction), the Market Price (as defined below) of the shares on the day of the event causing the shares to be held in the Trust, and (ii) the price per share received by the Trustee from the sale or other disposition of the shares held in the Trust. Any net sale proceeds in excess of the amount payable to the intended transferee shall be immediately paid to the Charitable Beneficiary.

    The term "Market Price" on any date shall mean, with respect to any class or series of outstanding shares of the Company's stock, the Closing Price (as defined below) for such shares on such date. The "Closing Price" on any date shall mean the last sale price for such shares, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such shares, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such shares are listed or admitted to trading or, if such shares are not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or, if such system is no longer in use, the principal other automated quotation system that may be in use or, if such shares are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such shares elected by the Board of Directors or, in the event that no trading price is available for such shares, the fair market value of the shares, as determined in good faith by the Board of Directors.


    Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of all classes or series of the Company's capital stock, including shares of Common Stock, within 30 days after the end of each taxable year, is required to give written notice to the Company stating the name and address of such owner, the number of shares of each class and series of stock of the Company beneficially owned and a description of the manner in which such shares are held. Each such owner shall provide to the Company such additional information as the Company may request in order to determine the effect, if any, of such beneficial ownership on the Company's status as a REIT and to ensure compliance with the Ownership Limit. See "Federal Income Tax Considerations -- Record Keeping Requirements."


TRANSFER AGENT


    The transfer agent and registrar for the Common Stock is Boston EquiServe, L.P., Canton, Massachusetts.



                         SHARES ELIGIBLE FOR FUTURE SALE

GENERAL


    The Company has outstanding 6,468,799 shares of Common Stock (including 716,677 shares issued to the Principals), 5,747,878 shares of Common Stock reserved for the Warrants, 172,500 shares of Common Stock reserved for the Representatives' Warrants and 216,667 shares reserved for the issuance to the Principals that will be issued to them upon the vesting of the Earn-Out. The Units issued in the Company's initial public offering were freely tradable immediately after the offering, and the Warrants and Common Stock issued in the Offering became freely tradeable on March 19, 1998, the date that the Warrants became detachable from the Common Stock and 2,122 shares of Common Stock which have been issued pursuant to the excersis of Warrants are also currently eligible for sale without restriction in the public market, in each case by persons other than "affiliates" of the Company without restriction under the Securities Act, subject to the limitations on ownership set forth in the charter. See "Description of Securities." The Units, Warrants and Common Stock owned by the Company's directors, executive officers and employees (collectively, the "Restricted Stock"), will be "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act ("Rule 144") and may not be sold except pursuant to registration under the Securities Act or pursuant to an exemption from registration, including exemptions contained in Rule 144. As described below under "Registration Rights," the Company has granted certain holders registration rights with respect to their Common Stock. See " -- Registration Rights."

    In general, under Rule 144 as currently in effect, if one year has elapsed since the later of the date of acquisition of Restricted Stock from the Company or any "affiliate" of the Company, as that term is defined under the Securities Act, the acquirer or subsequent holder thereof is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding Common Stock or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, public information requirements and notice requirements. After one year has elapsed since the date of acquisition of Restricted Stock from the Company or from any "affiliate" of the Company, and the acquirer or subsequent holder thereof is deemed not to have been an "affiliate" of the Company at any time during the 90 days preceding a sale, such person would be entitled to sell such shares in the public market under Rule 144(k) without regard to the volume limitation, manner of sale, public information or notice requirements.


    On September 19, 1997 the Units began trading on the American Stock Exchange under the trading symbol HCM.U or HCM/U. Commencing March 19, 1998, the Warrants became detachable from the Common Stock and, commencing March 20, 1998, the Common Stock and Warrants began trading separately on the American Stock Exchange under the symbols HCM and HCM.WS, respectively. Sales of substantial amounts of Common Stock or Warrants (including shares issued upon the exercise of stock options), or the perception that such sales occur, could adversely affect prevailing market prices of the Common Stock and Warrants. See "Risk Factors -- Shares Available for Future Sale."


    The Company has reserved for issuance an aggregate of 325,333 shares of Common Stock to be issued pursuant to the exercise of stock options to be granted under the 1997 Stock Option Plan. All stock options granted pursuant to the 1997 Stock Option Plan will be contingent, with vesting based upon the financial performance of the Company and such other criteria as the Compensation Committee determines to be appropriate. See "Management -- 1997 Stock Option Plan."


REGISTRATION RIGHTS



    Pursuant to a Registration Rights Agreement, the Company has granted the Principals certain "demand" and "piggyback" registration rights with respect to the Common Stock owned by them.



    Pursuant to the Registration Rights Agreement, Principals who do not own less than 30% of the Registrable Securities (as defined therein) may request,
(i) on any one occasion on or after January 1, 1998, that the Company file one registration on Form S-11 or other form (including Form S-3) that may be available, at the Company's expense, with respect to up to 100,000 of the Registrable Shares of the Principals to pay tax on the gains they must recognize upon contributing the HCP Preferred to HCHI for shares of Common Stock and (ii) on any two occasions on or after September 19, 1998, that the Company file a shelf registration on Form S-3 with respect to the number of Registrable Shares requested by the Principals, with the Company paying all registration expenses in connection with the first such shelf registration and the Principals paying all registration expenses in connection with the second such shelf registration. In addition, in the event that the Company proposes to register any of its Securities under the Securities Act, whether for its own account or otherwise, the Principals are entitled to notice of such registration and are entitled to include their Registrable Shares, subject to certain conditions and limitations.

                     CERTAIN PROVISIONS OF MARYLAND LAW AND
                       OF THE COMPANY'S CHARTER AND BYLAWS


    The following summary of certain provisions of the MGCL and of the charter and the bylaws of the Company does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and the charter and the bylaws of the Company.


REMOVAL OF DIRECTORS

    The charter provides that a director may be removed at any time but only by the affirmative vote of at least a majority of the votes entitled to be cast in the election of directors.

BUSINESS COMBINATIONS

    Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, as asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the outstanding voting stock of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate of such an Interested Stockholder are prohibited for five years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of voting stock of the corporation and (b) 66 2/3% of the votes entitled to be cast by holders of voting stock other than shares held by the Interested Stockholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and their consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder.

CONTROL SHARE ACQUISITIONS


    The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquirer, by officers or by directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock, previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (1) one-fifth or more but less than one-third, (2) one-third or more but less than a majority or (3) a majority or more of all voting power. Control shares do not include shares the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.





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

    A person who has made or proposed to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses) may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

    If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for whom voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

    The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

    The bylaws of the Company contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of the Company's shares of stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future.

AMENDMENT TO THE CHARTER

    The Company reserves the right from time to time to make any amendment to its charter, now or hereafter authorized by law. Provisions on removal of directors may be amended only by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter.

DISSOLUTION OF THE COMPANY

    The dissolution of the Company must be proposed by the Board of Directors and approved by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS

    The bylaws provide that (a) with respect to an annual meeting of stockholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to the Company's notice of the meeting, (2) by the Board of Directors or (3) by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the bylaws and (b) with respect to special meetings of stockholders, only the business specified in the Company's notice of meeting may be brought before the meeting of stockholders and nominations of persons for election to the Board of Directors may be made only (1) pursuant to the Company's notice of the meeting, (2) by the Board of Directors or (3) provided that the Board of Directors has determined that




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


directors shall be elected at such meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the bylaws.


ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF MARYLAND LAW AND OF THE CHARTER AND BYLAWS

    The business combination provisions and, if the applicable provision in the bylaws is rescinded, the control share acquisition provisions of the MGCL, the provisions of the charter on removal of directors and the advance notice provisions of the bylaws could delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for stockholders or otherwise be in their best interest.

LIMITATION OF LIABILITY AND INDEMNIFICATION

    The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting form (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Company's charter contains such a provision, which eliminates such liability to the maximum extent permitted by the MGCL.

    The Company's charter obligates the Company, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer who is made a party to the proceeding by reason of his service in that capacity or (b) any individual who, at the request of the Company, serves or has served another entity and who is made a party to the proceeding by reason of his service in that capacity. The MGCL also permits the Company to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and to any employee or agent of the Company or a predecessor of the Company.

    The MGCL requires a corporation (unless its charter provides otherwise, which the Company's charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation. In addition, the MGCL requires the Company, as a condition to advancing expenses, to obtain (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the Company as authorized by the bylaws and (b) a written undertaking by or on his behalf to repay the amount paid or reimbursed by the Company if it shall ultimately be determined that the standard of conduct was not met. The Company will enter into indemnification agreements with all of its officers and directors which provide for the indemnification of such officers and directors to the fullest extent permitted under Maryland law. Insofar as indemnification by the Company for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the indemnity agreements referenced herein or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

                        FEDERAL INCOME TAX CONSIDERATIONS


         THE FOLLOWING DISCUSSION SUMMARIZES THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES THAT MAY BE RELEVANT TO A PURCHASER OF COMMON STOCK. THIS DISCUSSION IS BASED ON CURRENT LAW. THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE OF ALL POSSIBLE TAX CONSIDERATIONS. IT DOES NOT GIVE A DETAILED DISCUSSION OF ANY STATE, LOCAL OR FOREIGN TAX CONSIDERATIONS, NOR DOES IT DISCUSS ALL OF THE ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO AN INVESTOR IN LIGHT OF SUCH INVESTOR'S PARTICULAR CIRCUMSTANCES OR TO CERTAIN TYPES OF INVESTORS (INCLUDING INSURANCE COMPANIES, CERTAIN TAX-EXEMPT ENTITIES, FINANCIAL INSTITUTIONS, BROKER/DEALERS, FOREIGN CORPORATIONS AND PERSONS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES) SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS.



         PROSPECTIVE PURCHASERS OF COMMON STOCK ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON STOCK, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSIDERATIONS OF SUCH PURCHASE, OWNERSHIP AND SALE AND THE POTENTIAL CHANGES IN APPLICABLE TAX LAWS.


GENERAL


         The Code provides special tax treatment for organizations that qualify and elect to be taxed as REITs. The discussion below summarizes the material provisions applicable to the Company as a REIT for Federal income tax purposes and to its stockholders in connection with their ownership of Units, Common Stock or Warrants, as the case may be. However, it is impractical to set forth in this Prospectus all aspects of Federal, state, local and foreign tax law that apply to an investor. The discussion of various aspects of Federal taxation contained herein is based on the Code, rules and regulations promulgated thereunder and judicial and administrative interpretations thereof, all of which are subject to change on a prospective or retroactive basis. Generally, if certain detailed conditions imposed by the Code are met, and with certain limited exceptions, entities that invest primarily in real estate assets and mortgage loans, and that otherwise would be taxed as corporations, are not taxed at the corporate level on their taxable income that is currently distributed to their stockholders. This treatment eliminates most of the "double taxation" (at the corporate level and then again at the stockholder level when the income is distributed) that typically results from the use of corporate investment vehicles. A qualifying REIT, however, may be subject to certain excise and other taxes, including normal corporate tax on taxable income that is not currently distributed to its stockholders. See " -- Taxation of HCHI."



         HCHI elected to be taxed as a REIT under the Code commencing with its taxable year ending December 31, 1997. The election will not cover HCP, HCMC, HCS or any other taxable affiliate of HCHI.






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




Opinion of Counsel



         Morse, Barnes-Brown & Pendleton, P.C. ("Counsel"), counsel to the Company, gave an opinion upon the closing of the Company's initial public offering of Units that, based upon certain assumptions and representations, HCHI has been organized in conformity with the requirements for qualification as a REIT under the Code, and HCHI's proposed methods of operation described in this Prospectus and as represented by the Company to Counsel will enable HCHI to qualify as a REIT. Whether HCHI in fact so qualifies, however, depends on actual operating results and compliance with the various tests for qualification as a REIT relating to its income, assets, distributions, ownership and certain administrative matters, the results of which have not been and will not be reviewed by Counsel. Counsel's opinions were based on various assumptions and on the factual representations of HCHI concerning its business and assets. There can be no assurance that the courts or the IRS will agree with this opinion. In addition, qualification as a REIT depends on future transactions and events that cannot be known at this time. Accordingly, Counsel was and is unable to opine whether HCHI will in fact qualify as a REIT under the Code in all events. Counsel has also given its opinion that the section of the Prospectus entitled "Federal Income Tax Considerations" identifies and fairly summarizes the Federal income tax considerations that are likely to be material to a holder of Common Stock and that, to the extent such summaries involve matters of law, such statements of law are correct under the Code. The anticipated income tax treatment described in the Prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. Counsel's opinions also were based in part on the opinion of special Maryland counsel, Piper & Marbury L.L.P., that HCHI is duly organized and existing under Maryland law. Counsel's opinion was filed as an exhibit to the Registration Statement of which the Prospectus was a part. See " -- Requirements for Qualification as a REIT;" "-- Termination or Revocation of REIT Status." See "Additional Information."


         In the event that HCHI does not qualify as a REIT in any year, it will subject to Federal income tax as a domestic corporation, and its stockholders will be taxed in the same manner as stockholders of ordinary corporations. To the extent that the Company would, as a consequence, be subject to potentially significant tax liabilities, the amount of earnings and cash available for distribution to its stockholders would be reduced. See " -- Termination or Revocation of REIT Status."

REQUIREMENTS FOR QUALIFICATION AS A REIT

         To qualify for tax treatment as a REIT under the Code, HCHI must be managed by one or more trustees or directors and use the calendar year as its taxable year (which requirements will be satisfied by HCHI). In addition, HCHI must meet certain tests which are described immediately below.


         Ownership of Common Stock. HCHI's shares of Common Stock must be transferable for all taxable years for which a REIT election is made. After the first taxable year for which a REIT election is made, HCHI's shares must be held by a minimum of 100 persons for at least 335 days of a 12 month year (or a proportionate part of a short tax year). In addition, at all times during the second half of each taxable year, no more than 50% in value of the shares of Common Stock may be owned directly or indirectly by five or fewer individuals. In determining whether HCHI's shares are held by five or fewer individuals, the attribution rules of Section 544 of the Code apply. For a description of these attribution rules and of Rule 13d-3 promulgated under the Exchange Act, see "Description of Securities." HCHI believes that it will have outstanding






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sufficient shares of Common Stock with sufficient diversity to allow it to satisfy the ownership requirements. In addition, the charter of HCHI imposes certain repurchase and transfer restrictions intended to prevent the shares of Common Stock from being held by fewer than 100 persons and to prevent more than 50% in value of the Common Stock from being held by five or fewer individuals (directly or constructively) at any time during the last half of any taxable year. Such repurchase and transfer restrictions, however, may not ensure that HCHI will, in all cases, be able to satisfy the ownership requirements. If HCHI fails to satisfy the ownership requirements, its status as a REIT will terminate, although HCHI will be treated as having satisfied the requirement that no more than 50% in value of the shares of Common Stock be owned directly or indirectly by five or fewer individuals during the second half of any taxable year if it complied with regulations requiring the maintenance of records to ascertain ownership and did not know (and would not know using reasonable diligence) that it was a personal holding company for the year. See
"-- Termination or Revocation of REIT Status."


         Nature of Assets. On the last day of each calendar quarter, HCHI must satisfy three tests relating to the nature of its assets. First, at least 75% of the value of HCHI's assets must consist of Qualified REIT Assets, government securities, cash and cash items (the "75% of assets test"). Qualified REIT Assets include interests in real property, interests in Mortgage Loans secured by real property and interests in REMICs and other REITs. Second, not more than 25% of the value of HCHI's total assets may be represented by securities that do not qualify under the 75% of assets test (the "25% of assets limit"). Third, of securities that do not qualify under the 75% of assets test, the value of any one issuer's securities owned by HCHI may not exceed 5% of the value of HCHI's total assets (the "5% of assets limit"), and HCHI may not own more than 10% of any one issuer's voting securities (the "10% of voting securities limit").


         It is anticipated that, for purposes of applying the asset tests, substantially all of HCHI's assets will consist of Qualified REIT Assets, cash, cash items and HCP Preferred (which will be nonvoting). Hedging contracts (other than those which are Qualified REIT Assets) and certain other types of Mortgage Assets may be treated as securities of the entities issuing them. HCHI does not expect the value of such contracts, interests or assets issued by any one issuer ever to exceed 5% of the value of its assets. Moreover, HCHI intends to closely monitor (on not less than a quarterly basis) the purchase and holding of the assets of HCHI to ensure compliance with the asset tests.



         Since HCHI will not own any voting securities of HCP, the ownership of the HCP Preferred by HCHI will not cause HCHI to violate the 10% of voting securities limit. If the value of the HCP Preferred exceeds 5% of the value of HCHI's total assets, however, HCHI will violate the 5% of assets limit. See " -- Termination or Revocation of REIT Status." In that regard, the HCP Preferred was initially valued at $10,750,005 and may be revalued at $15,750,010 (based on the public offering price of the Units at $15.00 per Unit) if additional shares of Common Stock are issued to the Principals upon the vesting of the Earn-Out. HCHI intends to monitor the value of the HCP Preferred and believes that the value of the HCP Preferred will not exceed 5% of the total value of its assets. Counsel relied on the representation of HCHI to such effect, which representation was based on the assumption that the Company will own sufficient assets purchased with borrowing proceeds (by the close of each quarter beginning with the third quarter of 1997) to cause the value of the HCP Preferred to be less than 5% of the value of HCHI's total assets. No independent appraisals have been obtained to support this conclusion. There can be no assurance that the Company will be able to maintain sufficient levels of borrowings to avoid a violation of the 5% of assets limit or that the IRS will agree with the Company's determination of the value of the HCP Preferred.

         When purchasing mortgage-related securities, HCHI may rely on opinions of counsel for the issuer or sponsor of such securities given in connection with the offering of such securities, or statements made in related offering documents, for purposes of determining whether and to what extent those securities (and the income therefrom) constitute Qualified REIT Assets (and income) for purposes of the 75% of assets test (and the source of income tests discussed below). A regular or residual interest in a REMIC will be treated as a Qualified REIT Asset for purposes of the REIT asset tests (and income derived with respect to such interest will be treated as interest on obligations secured by mortgages on real property) if at least 95% of the assets of the REMIC are Qualified REIT Assets. If less than 95% of the assets of the REMIC are Qualified REIT Assets, only a proportionate share of the assets of and income derived from the REMIC will qualify under the REIT asset and income tests.

         If a failure to satisfy any of the asset tests discussed above results from an acquisition of securities or other property during a quarter, the failure may be cured by the disposition of sufficient nonqualifying assets within 30 days after the close of such quarter. HCHI intends to maintain adequate records of, and closely monitor the value of its assets to determine its compliance with the asset tests, and intends to take such actions as may be required to cure any failure to satisfy the test within 30 days after the close of any quarter.


         Sources of Income. HCHI must satisfy two separate income-based tests for each year in order to qualify as a REIT.



         Under the first test (the "75% of income test"), at least 75% of HCHI's gross income (excluding gross income from "prohibited transactions;" see " -- Taxation of HCHI") for the taxable year must be derived directly or indirectly from the following sources: (i) rents from real property; (ii) interest (other than interest based in whole or in part on the income or profits of any person) on obligations secured by mortgages on real property or on interests in real property; (iii) gains from the sale or other disposition of interests in real property and real estate mortgages not held primarily for sale to customers in the ordinary course of business ("dealer property"); (iv) dividends or other distributions on shares in REITs and, provided such shares are not dealer property, gain from the sale of such shares; (v) abatements and refunds of real property taxes; (vi) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage secured by such property (or as a result of a default under a lease of such property) and which is not held after the close of the third taxable year following the year of acquisition ("foreclosure property"); (vii) amounts (other than amounts the determination of which depend in whole or in part on the income or profits of any person) received or accrued as consideration for entering into agreements
(a) to make loans secured by mortgages on real property or on interests in real property or (b) to purchase or lease real property (including interests in real property and interests in mortgages on real property (for example, commitment fees); and (viii) income attributable to stock or debt instruments acquired with the proceeds from the sale of stock or certain debt obligations ("new capital") of HCHI, received during the one-year period beginning on the day such proceeds were received ("qualified temporary investment income").


         Under the second test (the "95% of income test"), in addition to deriving 75% of its gross income from the sources qualifying under the 75% of income test, at least an additional 20% of HCHI's gross income for the taxable year (excluding gross income from "prohibited transactions;" see " -- Taxation of HCHI") must be derived from the sources qualifying under the




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75% of income test, dividends, interest and gains from the sale or disposition of stock or other securities that are not dealer property.


         HCHI anticipates that the investments it will make will give rise primarily to mortgage interest qualifying under the 75% of income test. Interest on mortgage backed securities (other than Qualified REIT Assets), dividends on stock (including any dividends from HCP), interest on any other obligations not secured by real property, and gains from the sale or disposition of stock or other securities that are not Qualified REIT Assets will be qualified income for purposes of the 95% of income test but will not be qualified income for purposes of the 75% of income test. Loan guarantee fees and income from mortgage servicing and other service contracts will not qualify for either the 95% or 75% of income tests if such income constitutes fees for services rendered by HCHI or HCLP or is not treated as interest on obligations secured by mortgages on real property or on interests in real property for purposes of the 75% of income test. Similarly, income of HCHI from hedging, including from the sale of hedges, will not qualify under the 75% or 95% of income tests unless the hedges constitute Qualified Hedges, in which case such income will qualify under the 95% of income test.


         It is anticipated that HCP and HCMC will recognize income that, if recognized by HCHI, would fail to qualify under the 75% and 95% of income tests. Such non-qualifying income will include income from HCP's due diligence operations and from HCMC's servicing operations. Income of HCP or HCMC is not treated as income of HCHI for purposes of the income-based tests except to the extent that such income is distributed as a dividend. As described above, HCHI's share of dividends paid by HCP are qualified income for purposes of the 95% of income test but are not qualified income for purposes of the 75% of income test.



         HCHI intends to maintain its REIT status by carefully monitoring its income, including income from dividends, hedging transactions, services and sales of Mortgage Assets to comply with the 75% of income test and the 95% of income test. See " -- Taxation of HCHI" for a discussion of the potential tax cost of HCHI's selling certain mortgage securities on a regular basis. In order to help insure its compliance with the REIT requirements of the Code, HCHI has adopted guidelines the effect of which will be to limit HCHI's ability to earn certain types of income, including income from hedging, other than income from Qualified Hedges. See "Business -- Hedging." The policy of HCHI to maintain REIT status may limit the type of assets, including hedging contracts, that might otherwise be acquired.



         If HCHI fails to satisfy one or both of the 75% of income test or 95% of income test for any year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if HCHI's failure to meet such tests was due to reasonable cause and not due to willful neglect, HCHI attaches a schedule of the sources of its income to its federal income tax return, and any incorrect income on the schedule was not due to fraud with intent to evade tax. It is not possible to state whether in all circumstances HCHI would be entitled to the benefit of the relief provisions. Even if the relief provisions apply and HCHI retains its status as a REIT, a 100% tax would be imposed on an amount equal to
(i) the gross income attributable to the greater of the amount by which HCHI failed to comply with the 75% of income test or the 95% of income test multiplied by (ii) a fraction intended to reflect HCHI's profitability. There can be no assurance that HCHI will always be able to maintain compliance with the gross income tests for REIT qualification despite its periodic monitoring procedures. See " -- Termination or Revocation of REIT Status."





                                       92

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         Distributions. HCHI must distribute dividends (other than capital gain dividends) to its stockholders each year in an amount at least equal to (i) the sum of (a) 95% of its "REIT taxable income" determined without regard to the dividends paid deduction and by excluding its net capital gain (see " -- Taxation of HCHI") and (b) 95% of the excess of the net income, if any, from foreclosure property over the tax imposed on such income by the Code, minus (ii) the excess of the sum of certain "excess non-cash income" over 5% of its "REIT taxable income" (the "95% distribution test"). In addition, if HCHI recognizes any Built-In Gain upon the disposition of any Built-In Gain Asset during its Recognition Period (see " -- Taxation of HCHI"), HCHI will be required, pursuant to Treasury Regulations which have not yet been promulgated, to distribute at least 95% of the Built-In Gain (after tax), if any, it recognizes on the disposition of such asset. Such distributions must be made in the taxable year to which they relate (although a dividend that is declared in October, November or December of any calendar year and payable to shareholders of record on a specified date in such a month will be deemed to be paid not later than December 31 of such year if actually paid during January of the following year) or, at the election of HCHI if declared before the timely filing of HCHI's tax return for such year (specifying the dollar amount of such distribution) and paid not later than the first regular dividend payment after such declaration, in the following taxable year. See "Dividend Policy and Distributions." Distributions declared with respect to a prior year before the timely filing of HCHI's tax return for such year and paid not later than the first regular dividend payment date after such declaration are taxable to holders of Common Stock (other than certain tax-exempt entities, as discussed below) in the year in which paid, even if such distributions relate to the prior year for purposes of the 95% distribution test. The amount distributed must not be preferential (e.g., each holder of shares of Common Stock must receive the same distribution per share). To the extent that HCHI does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax on the undistributed portion at ordinary and capital gain corporate tax rates. Furthermore, if HCHI should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year and (iii) any undistributed taxable income from prior periods, it would be subject to a 4% excise tax on the excess of such required distributions over the amounts actually distributed.

         HCHI intends to make timely distributions to its stockholders in amounts sufficient to meet the 95% distribution requirement. It is possible, however, that HCHI from time to time may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at its taxable income. For instance, HCHI may realize income without a corresponding cash payment, as in the case of original issue discount on a loan or REMIC interest or accrued interest on a defaulted loan. In the event that HCHI recognizes income without the corresponding cash payment, HCHI may have to sell assets, borrow (or cause HCP or HCMC to sell assets or borrow) or declare a taxable stock dividend in order to comply with the 95% distribution test.


         The IRS has ruled that if a REIT's dividend reinvestment plan ("DRP") allows stockholders of the REIT to elect to have cash distributions reinvested in shares of the REIT at a purchase price equal to at least 95% of fair market value on the distribution date, then such cash distributions qualify under the 95% distribution test. The terms of HCHI's DRP will comply with the ruling. See "Dividend Reinvestment Plan."


         Under certain circumstances, HCHI may be able to rectify a failure to meet the 95% distribution test for a year by paying "deficiency dividends" to stockholders in a later year, which




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

may be included in HCHI's deduction for dividends paid for the earlier year. HCHI would be liable for interest based on the amount of any deduction taken for the deficiency dividends. A deficiency dividend is not permitted if the deficiency is due to fraud with intent to evade tax or a willful failure to file timely tax returns.

RECORD KEEPING REQUIREMENTS


         A REIT is required to maintain records, including records regarding the actual and constructive ownership of its shares, and, within 30 days after the end of its taxable year, to demand statements from persons owning above a specified level of the REIT's share (e.g., if HCHI has 2,000 or more stockholders of record, from persons holding 5% or more of HCHI's outstanding shares of stock; if HCHI has over 200 but fewer than 2,000 stockholders of record, from persons holding 1% or more of HCHI's outstanding shares of stock; and if HCHI has 200 or fewer shareholders of record, from persons holding 1/2% or more of HCHI's outstanding shares of stock) regarding their ownership of shares. In addition, HCHI must maintain, as part of its records, a list of those persons failing or refusing to comply with this demand. Shareholders who fail or refuse to comply with the demand must submit a statement with their tax returns setting forth their actual stock ownership and other information. The failure of HCHI to comply with the record keeping requirements for any taxable year will subject HCHI to a penalty of $25,000 ($50,000 if the failure is due to intentional disregard of the requirements). HCHI intends to maintain the records and demand statements as required by these regulations.


TERMINATION OR REVOCATION OF REIT STATUS

         If HCHI fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, HCHI will be subject to tax (including any applicable alternative minimum tax) at regular corporate rates. Distributions to stockholders in any year in which HCHI fails to qualify will not be deductible by HCHI and will not be required to be made. As a result, HCHI's failure to qualify as a REIT would substantially reduce the cash available for distribution to its stockholders. In addition, if HCHI fails to qualify as a REIT, distributions to stockholders will be taxable as ordinary income to the extent of HCHI's current or accumulated earnings and profits (although, subject to certain limitations, would be eligible for the dividends received deduction in the hands of corporate distributees). Unless entitled to relief under specific statutory provisions, HCHI will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification is lost. It is not possible to state whether in all circumstances HCHI would be entitled to such statutory relief. Failure to qualify for even one year could result in HCHI's incurring substantial indebtedness (to the extent borrowings are feasible) or liquidating substantial investments in order to pay the resulting taxes.

TAXATION OF HCHI


         For as long as HCHI qualifies for taxation as a REIT, it generally will not be subject to federal income tax on that portion of its net income that is currently distributed to its stockholders. HCHI will, however, be subject to federal income tax as follows. First, HCHI will be taxed at regular corporate rates on any undistributed "REIT taxable income," including undistributed net capital gains. Generally, REIT taxable income is taxable income adjusted by disallowing any dividends received deduction, allowing a deduction for dividends paid, excluding any net income from foreclosure property (see " -- Requirements for Qualification as a REIT -- Sources of Income") and excluding any net income from "prohibited transactions" (as described below). Second, under certain circumstances, HCHI may be subject to the "alternative

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minimum tax" on its items of tax preference. Third, HCHI will be taxed at the highest corporate rate on (i) net income from the sale or other disposition of foreclosure property which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying net income from foreclosure property. Fourth, HCHI will be subject to a 100% tax on any net income from prohibited transactions (which are, in general, certain sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business). Fifth, if HCHI should fail to satisfy the 75% of income test or the 95% of income test (discussed above under "-- Requirements for Qualification as a REIT -- Sources of Income") but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which HCHI fails the 75% or 95% test multiplied by (b) a fraction intended to reflect HCHI's profitability. Sixth, if HCHI should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year and (iii) any undistributed taxable income from prior periods, it would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if HCHI has excess inclusion income (attributable to any residual interest in a REMIC or any interest in a taxable mortgage pool) and a disqualified organization (generally, tax-exempt entities not subject to tax on unrelated business income, including governmental organizations) holds shares of stock in HCHI, HCHI will be taxed at the highest corporate tax rate on the amount of excess inclusion income for the taxable year allocable to the shares held by such disqualified organization. Eighth, with respect to any asset (a "Built-In Gain Asset") acquired by HCHI from a corporation which is or has been a regular corporation in a transaction in which the basis of the Built-In Gain Asset in the hands of HCHI is determined by reference to the basis of the asset in the hands of the corporation, if HCHI recognizes gain on the disposition of such asset during the ten-year period (the "Recognition Period") beginning on the date on which such asset was acquired by HCHI, then, to the extent of the Built-In Gain recognized by HCHI (i.e., the excess of the fair market value of the asset over the adjusted basis of HCHI in the asset as of the beginning of the Recognition Period), such gain will be subject to tax at the highest regular corporate rate pursuant to Treasury Regulations that have not yet been promulgated. The results described above with respect to the recognition of Built-In Gain assume that HCHI will make an election pursuant to IRS Notice 88-19 and that such treatment is not modified by subsequently enacted tax legislation.


         It is intended that the Company will be operated so as to minimize any taxes that will be payable by HCHI. In addition, HCHI intends to distribute substantially all of its taxable income to its stockholders on a pro rata basis in each year. There can be no assurance, however, that HCHI will not have to pay tax as a result of, among other things, HCHI's failure to distribute all of its taxable income as a result of differences in the timing between the recognition of income and the deduction of expenses, dispositions of loans and other assets, the management and dispositions of foreclosure properties and excused failures to meet REIT qualification tests. In addition, it is anticipated that CMO issuances will cause HCHI to own interests in taxable mortgage pools, as a result of which HCHI will have excess inclusion income. See " -- Special Considerations."

TAXATION OF TAXABLE AFFILIATES


         HCP, HCMC and HCS (and any other corporate subsidiaries of HCP) are fully taxable at regular corporate rates on their net income. Such income is expected to include all of the income earned by HCP, HCMC and HCS (and any other subsidiaries of HCP) from origination and conduit operations, loan securitizations and due diligence and other activities. As a result, HCP is able to distribute only its net after-tax earnings as dividend distributions, thereby reducing the cash available for distribution by HCHI to its stockholders.


TAXATION OF TAXABLE U.S. STOCKHOLDERS


         The Units. The $15.00 purchase price of a Unit in HCHI's initial public offering was allocable to the share of Common Stock and to the Warrant included in the Unit in proportion to their relevant fair market values on the date the Unit was issued. HCHI has notified purchasers of Units in its initial public offering that the $15.00 public offering price for a Unit was allocable $14.67 to the share of Common Stock included in the Unit and $.33 to the Warrant included in the Unit. Although HCHI believes that such allocation was reasonable, there can be no assurance that the IRS will respect such allocation.


         The Common Stock. As used herein, the term "U.S. Stockholder" means a holder of shares of Common Stock who (for United States Federal income tax purposes) (i) is a citizen or resident of the United States, (ii) is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) is an estate or trust the income of which is subject to United States Federal income taxation regardless of its source.


         As long as HCHI qualifies as a REIT, distributions made by HCHI out of its current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable to its taxable U.S. Stockholders as ordinary income. Such distributions will not be eligible for the dividends received deduction in the case of U.S. Stockholders that are corporations. Distributions made by HCHI that are properly designated by HCHI as capital gain dividends will be taxable to taxable U.S. Stockholders as long-term capital gains (to the extent that they do not exceed HCHI's actual net capital gain for the taxable year) without regard to the period for which a U.S. Stockholder has held his shares of Common Stock. U.S. Stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. To the extent that HCHI makes distributions (not designated as capital gain dividends) in excess of its current and accumulated earnings and profits, such distributions will be treated first as a tax-free return of capital to each U.S. Stockholder, reducing the adjusted basis which such U.S. Stockholder has in his shares of Common Stock for tax purposes by the amount of such distribution (but not below zero), with distributions in excess of a U.S. Stockholder's adjusted basis in his shares taxable as long-term capital gains (or short-term capital gains if the shares have been held for one year or less), provided that the shares have been held as a capital asset. HCHI will notify stockholders at the end of each year as to the portions of the distributions which constitute ordinary income, net capital gain or return of capital. Dividends declared by HCHI in October, November or December of any year and payable to a stockholder of record on a specified date in any such month will be treated as both paid by HCHI and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by HCHI on or before January 31 of the following calendar year out of current or accumulated earnings and profits. Stockholders may not include in their own income tax returns any net operating losses or capital losses of HCHI. For taxable years beginning after August 5, 1997, a REIT may retain and pay tax on its long-term capital gains and pass credits on to its stockholders for the amounts of such tax payments


         Distributions made by HCHI and gain arising from the sale or exchange by a U.S. Stockholder of shares of Common Stock will not be treated as passive activity income, and, as a result, U.S. Stockholders generally will not be able to apply any "passive losses" against such income or gain. Distributions made by HCHI (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the net investment income limitation applicable to deductions of investment interest. Gain arising from the sale or other disposition of Common Stock, however, will not be treated as investment income unless the U.S. Stockholder elects to reduce the amount of such U.S. Stockholder's total net capital gain eligible for reporting at capital gain rates by the amount of such gain with respect to such Common Stock.



         Upon any sale or other disposition of Common Stock, a U.S. Stockholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any other property received on such sale or other disposition and (ii) the holder's adjusted basis in such shares of Common Stock for tax purposes. Such gain or loss will be capital gain or loss if the shares have been held by the U.S. Stockholder as a capital asset, and will be long-term gain or loss if such shares have been held for more than one year. A long-term gain on a sale or other taxable disposition of shares of Common Stock by an individual U.S. Stockholder is taxable at a maximum federal rate of 28% unless the shares have been held by the U.S. Stockholder for more than 18 months, in which case the maximum federal rate is 20%. In general, any loss recognized by a U.S. Stockholder upon the sale or other disposition of shares of Common Stock that have been held for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions received by such U.S. Stockholder from HCHI which were required to be treated as long-term capital gains.


         The Warrants. Upon the exercise of a Warrant, the holder will not recognize gain or loss and will have a tax basis in the Common Stock of the Company received equal to the holder's tax basis in the Warrant plus the exercise price of the Warrant. The holding period for the Common Stock purchased by exercising a Warrant will begin on the day following the date of exercise and will not include the period during which the holder held the Warrant.


         Upon the sale or other disposition of a Warrant, the holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the holder's tax basis in the Warrant. Such a gain or loss will be long-term if the holder's holding period is more than one year (and eligible for the maximum federal rate of 20% if the holder's holding period is more than 18 months). In the event a Warrant lapses unexercised, the holder will recognize a capital loss in an amount equal to his tax basis in the Warrant. Such loss will be long-term if the Warrant has been held for more than one year.


WITHHOLDING

         HCHI will report to its U.S. Stockholders and the Service the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder
(a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Stockholder that does not provide HCHI with his correct taxpayer identification number may also be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the





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stockholder's income tax liability. In addition, HCHI may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to HCHI.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

         Generally, a tax-exempt investor that is exempt from tax on its investment income, such as an individual retirement account (IRA) or a pension, profit-sharing or stock bonus plan which is "qualified" under the Code, that holds Common Stock as an investment will not be subject to tax on dividends paid by HCHI. However, if such tax-exempt investor is treated as having purchased its Common Stock with borrowed funds, some or all of its dividends from the Common Stock will be subject to tax. In addition, under some circumstances certain pension plans (including "qualified" plans but not including IRAs) that own more than 10% (by value) of HCHI's outstanding stock, including Common Stock, could be subject to tax on a portion of their Common Stock dividends even if their Common Stock is held for investment and is not treated as acquired with borrowed funds. The ownership limit (see "Description of Capital Stock -- Repurchase of Shares and Restrictions on Transfer"), however, should reduce the likelihood of this result. Tax-exempt investors may also be subject to tax on distributions from HCHI to the extent HCHI has excess inclusion income. See " -- Special Considerations."

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO FOREIGN HOLDERS

         The following discussion summarizes certain United States Federal tax consequences of the acquisition, ownership and disposition of the Common Stock in the Company by an initial purchaser of the Common Stock that, for United States Federal income tax purposes, is not a "U.S. Stockholder" as defined above under " -- Taxation of Taxable U.S. Stockholders -- The Common Stock." This discussion does not consider any specific facts or circumstances that may apply to a particular Non-United States Holder. Prospective investors are urged to consult their tax advisors regarding the United States Federal tax consequences of acquiring, holding and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

         Dividends. Dividends paid by HCHI out of earnings and profits, as determined for United States Federal income tax purposes, to a Non-United States Holder will generally be subject to withholding of United States Federal income tax at the rate of 30%, unless reduced or eliminated by an applicable tax treaty or unless such dividends are treated as effectively connected with a United States trade or business. Distributions paid by HCHI in excess of its earnings and profits will be treated as a tax-free return of capital to the extent of the holder's adjusted basis in his Common Stock, and thereafter as gain from the sale or exchange of a capital asset as described below. If it cannot be determined at the time a distribution is made whether such distribution will exceed the earnings and profits of HCHI, the distribution will be subject to withholding at the same rate as dividends. Amounts so withheld, however, will be refundable or creditable against the Non-United States Holder's United States Federal tax liability if it is subsequently determined that such distribution was, in fact, in excess of the earnings and profits of HCHI. If the receipt of the dividend is treated as being effectively connected with the conduct of a trade or business within the United States by a Non-United States Holder, the dividend received by such holder will be subject to the United States Federal income tax on net income that applies to U.S. Stockholders generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax).

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         For any year in which HCHI qualifies as a REIT, distributions to a
Non-United States Holder that are attributable to gain from sales or exchanges by HCHI of "United States real property interests" will be treated as if such gain were effectively connected with a United States business and will thus be subject to tax at the normal capital gain rates applicable to U.S. Stockholders (subject to applicable alternative minimum tax) under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to a treaty exemption. HCHI is required to withhold 35% of any distribution that could be designated by HCHI as a capital gains dividend. This amount may be credited against the Non-United States Holder's FIRPTA tax liability.

         Gain on Disposition. A Non-United States Holder will generally not be subject to United States Federal income tax on gain recognized on a sale or other disposition of the Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, (ii) in the case of a Non-United States Holder who is a nonresident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and certain other requirements are met, or (iii) the Non-United States Holder is subject to tax under the FIRPTA rules discussed below. Gain that is effectively connected with the conduct of a United States trade or business will be subject to the United States Federal income tax on net income that applies to U.S. Stockholders generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax) but will not be subject to withholding. Non-United States Holders should consult applicable treaties, which may provide for different rules.

         Gain recognized by a Non-United States Holder upon a sale of its Common Stock will generally not be subject to tax under FIRPTA if HCHI is a "domestically controlled REIT," which is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of its shares were held directly or indirectly by Non-United States Holders. Because only a minority of HCHI's stockholders are expected to be Non-United States Holders, HCHI anticipates that it will qualify as a "domestically controlled REIT." Accordingly, a Non-United States Holder should not be subject to U.S. tax from gains recognized upon disposition of the Common Stock.

INFORMATION REPORTING AND BACKUP WITHHOLDING

         Under temporary United States Treasury regulations, United States information reporting requirements and backup withholding tax will generally not apply to dividends paid on the Common Stock to a Non-United States Holder at an address outside the United States. Payments by a United States office of a broker of the proceeds of a sale of the Common Stock is subject to both backup withholding at a rate of 31% and information reporting unless the holder certifies its Non-United States Holder status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to payments of the proceeds of sales of the Common Stock by foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

         Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-United States Holder's United

States Federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

         These information reporting and backup withholding rules are under review by the United States Treasury and their application to the Common Stock of the Company could be changed by future regulations.

SPECIAL CONSIDERATIONS


         HCHI may invest in or otherwise acquire residual interests in REMICs. In general, a REMIC is a fixed pool of mortgage instruments in which investors hold multiple classes of interests and for which a REMIC election has been made. Part or all of any income derived by HCHI from a REMIC residual interest may be excess inclusion income. Excess inclusion income is generally taxable income with respect to a residual interest in excess of a specified return on investment in the residual interest. In some cases, substantially all taxable income with respect to a residual interest may be considered excess inclusion income. Pursuant to regulations not yet published, if HCHI pays any dividends to its stockholders that are attributable to such excess inclusion income, the stockholders who receive such dividends would be subject to certain special rules including (i) the characterization of excess inclusion income as UBTI for tax-exempt stockholders (including employee benefit plans and individual retirement accounts), (ii) the application of Federal income tax withholding at the maximum rate (without reduction for any otherwise applicable income tax treaty) on any excess inclusion income allocable to Non-United States Holders,
(iii) the inability of a stockholder generally to offset excess inclusion income with net operating losses, and (iv) the taxation (at the highest corporate tax rate) of a REIT, rather than its stockholders, on the amount of excess inclusion income for the taxable year allocable to shares of stock held by disqualified organizations (generally, tax-exempt entities not subject to tax on unrelated business taxable income, including governmental organizations). Until regulations or other guidance are issued, HCHI will use methods it believes are appropriate for calculating the amount of any excess inclusion income it recognizes from REMICs, and allocating any excess inclusion income to its stockholders. Because gains from REMIC issuances may be taxed at a 100% rate as income from prohibited transactions, REMIC issuances may be effected by HCP, HCMC and one or more other taxable subsidiaries.


         HCHI intends to finance the acquisition of Mortgage Assets by entering into reverse repurchase agreements (which are essentially loans secured by Mortgage Assets), CMOs or other secured lending transactions. Such transactions may result in the existence of debt instruments (i.e., reverse repurchase agreements, CMOs or other secured loans) with differing maturity dates secured by a pool of loans. Accordingly, HCHI may be treated, in whole or in part, as a taxable mortgage pool. If HCHI is treated in whole or in part as a taxable mortgage pool, a portion of its income will be characterized as excess inclusion income, thereby subjecting stockholders (or HCHI, to the extent Common Stock is held by disqualified organizations) to the tax treatment described above with respect to residual interests in REMICs. There can be no assurance that reverse repurchase agreements, CMOs or other secured loans will not cause HCHI to realize excess inclusion income.


OTHER TAX CONSEQUENCES


         HCHI and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of HCHI and its stockholders may not conform to the federal income tax

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consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in HCHI.


                                 ERISA INVESTORS

         A fiduciary of a pension, profit-sharing, stock bonus plan or individual retirement account, including a plan for self-employed individuals and their employees or any other employee benefit plan (collectively, a "Plan") subject to the prohibited transaction provisions of the Code or the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), should consider (1) whether the ownership of the Common Stock is in accordance with the documents and instruments governing the Plan, (2) whether the ownership of Common Stock in the Company is consistent with the fiduciary's responsibilities and satisfies the requirements of Part 4 of Subtitle A of Title I of ERISA (if applicable) and, in particular, the diversification, prudence and liquidity requirements of Section 404 of ERISA, (3) the prohibitions under ERISA on improper delegation of control over, or responsibility for "plan assets" and ERISA's imposition of co-fiduciary liability on a fiduciary who participates in, or permits (by action or inaction) the occurrence of, or fails to remedy a known breach of duty by another fiduciary with respect to plan assets, and (4) the need to value the assets of the Plan annually.

         In regard to the "plan assets" issue noted in clause (3) above, the Company believes that the Common Stock should qualify as a "publicly-offered security," and therefore the acquisition of such Common Stock by Plans should not cause the Company's assets to be treated as assets of such investing Plans for purposes of the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code. The Department of Labor has issued final regulations (the "DOL Regulations") as to what constitutes an asset of a Plan. Under the DOL Regulations, if a Plan acquires an equity interest in an entity, which interest is neither a "publicly-offered security" nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the Plan's assets would include, for purposes of the fiduciary responsibility provisions of ERISA and the prohibited transaction provisions of the Code, both the equity interest and an undivided interest in each of the entity's underlying assets, unless certain specified exemptions apply. The DOL Regulations define a publicly-offered security as a security that is "widely held," "freely transferable" and either part of a class of securities registered under the Exchange Act, or sold pursuant to an effective registration statement under the Securities Act (provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering occurred). The Common Stock offered hereby is being sold in an offering registered under the Securities Act and has been registered under the Exchange Act.


         The DOL Regulations provide that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be "widely held" because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer's control. The Company expects the outstanding shares of its Common Stock to be "widely held" upon the closing of the Offering.


         The DOL Regulations provide that whether a security is "freely transferable" is a factual question to be determined on the basis of all relevant facts and circumstances. The DOL Regulations further provide that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with the Offering, certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are freely transferable. The Company believes that the restrictions imposed under the Company's charter on the transfer of the Common Stock are limited to the restrictions on transfer generally permitted under the DOL Regulations and are not likely to result in the failure of the Common Stock to be "freely transferable." The DOL Regulations only establish a presumption in favor of the finding of free transferability, and therefore, no assurance can be given that the Department of Labor and the Treasury Department will not reach a contrary conclusion.

         Fiduciaries of ERISA Plans and IRA's should consult with and rely upon their own advisors in evaluating the consequences under the fiduciary provisions of ERISA and the Code of an investment in Common Stock in light of their own circumstances.


                                  LEGAL MATTERS



         Certain legal matters in connection with the Common Stock offered hereby have been passed upon for the Company by Morse, Barnes-Brown & Pendleton, P.C., Waltham, Massachusetts. Certain legal matters have been passed upon by Piper & Marbury L.L.P., Baltimore, Maryland, with respect to Maryland law.



                                     EXPERTS



         The financial statements of Hanover Capital Mortgage Holdings, Inc. as of December 31, 1997 and for the period from June 10, 1997 (inception) through December 31, 1997 and of Hanover Capital Partners Ltd. as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and have been so included in reliance upon reports of such firm given their authority as experts in accounting and auditing.



                             ADDITIONAL INFORMATION



         The Company has filed with the Commission, Washington, D.C. 20549, a Registration Statement on Form S-11 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission in Washington, D.C. and may be obtained at rates prescribed by the Commission upon request to the Commission and inspected, without charge, at the offices of the Commission. The Company is required to file reports and other information with the Commission pursuant to the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's Exchange Act filing number is 001-13417. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, and at the Commission's regional offices at Northwest Atrium Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Commission at prescribed rates through its Public Reference Section at 450 Fifth Street, NW, Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy, and information statements and other information regarding registrants that file electronically with the Commission. The Web site is located at http:///www.sec.gov. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.


                                    GLOSSARY

    As used in this Prospectus, the capitalized and other terms listed below have the meanings indicated.

    "Agency" means FNMA, FHLMC or GNMA.

    "Agency Certificates" means Pass-Through Certificates guaranteed by FNMA, FHLMC or GNMA.

    "ARM" means a Mortgage Loan, or any Mortgage Loan underlying a Mortgage Security, that features adjustments of the underlying interest rate at predetermined times based on an agreed margin to an established index. An ARM is usually subject to periodic interest rate and/or payment caps and a lifetime interest rate cap.

    "Average Net Worth" means the arithmetic average of the sum of the gross proceeds from any sale of equity securities by the Company, before deducting any underwriting discounts and commissions and other expenses and costs relating to the Offering, plus the Company's retained earnings (without taking into account any losses incurred in prior periods) computed by taking the daily average of such values during such period.

    "Bankruptcy Code" means Title 11, United States Code, as amended.

    "CAG" means the Company's capital allocation guidelines.

    "CMO" means an adjustable or fixed-rate debt obligation (bond) that is collateralized by Mortgage Loans or mortgage certificates and issued by private institutions or issued or guaranteed by FNMA, FHLMC or GNMA.

    "CMT Index" means constant maturity Treasury index.

    "Code" means the Internal Revenue Code of 1986, as amended.

    "Commission" means the Securities and Exchange Commission.

    "Company" means either (i) HCHI or (ii) HCHI, HCP, HCMC and HCS collectively, as the context may require.

    "Commercial Mortgage Assets" means Commercial Mortgage Loans and Commercial Mortgage Securities.

    "Commercial Mortgage Loans" means Mortgage Loans secured by commercial property.

    "Commercial Mortgage Securities" means Mortgage Securities representing an interest in, or secured by, Commercial Mortgage Loans.

    "Due Diligence Operations" means the due diligence operations conducted by the Company.

    "Earn-Out" means 216,667 additional shares of Common Stock that will be issued to the Principals if (i) as of any Earn-Out Measuring Date, the return on a Unit is at least equal to the initial public offering price of the Unit or
(ii) as of any three Earn-Out Measuring Dates, the total return on a Unit is at least equal to a 20% annualized return on the public offering price of the Unit. One-third of the Earn-Out will vest as of any Earn-Out Measuring Date through which the return on a Unit is at least equal to a 20% annualized return on the initial public offering price of the Unit. The return on a Unit is determined by adding (a) the appreciation in the value of the Unit since the closing of the Offering and (b) the amount of distributions made by the Company on the share of Common Stock included in the Unit since the closing of the Offering. The appreciation in the value of a Unit as of any Earn-Out Measuring Date is two times the average difference, during the 30 day period that ends on the Earn-Out Measuring Date, between the market price of the share of Common Stock included in the Unit and the initial public offering price of the Unit.

    "Earn-Out Measuring Date" means each September 30, beginning with September 30, 1998 and ending with September 30, 2002.

    "ERISA" means the Employee Retirement Income Security Act of 1974.


    "ERISA Plan" or "Plan" means a pension, profit-sharing, retirement or other employee benefit plan which is subject to ERISA.


    "Exchange Act" means the Securities Exchange Act of 1934, as amended.

    "FHA" means the United States Federal Housing Administration.

    "FHLMC" means the Federal Home Loan Mortgage Corporation.

    "FNMA" means the Federal National Mortgage Association.

    "GAAP" means Generally Accepted Accounting Principles.

    "GNMA" means Government National Mortgage Association.

    "HCHI" means Hanover Capital Mortgage Holdings, Inc., a Maryland corporation.

    "HCMC" means Hanover Capital Mortgage Corporation, a Missouri corporation.

    "HCP" means Hanover Capital Partners Ltd., a New York corporation.

    "HCP Common" means voting common stock of HCP.

    "HCP Preferred" means nonvoting preferred stock of HCP.

    "HCS" means Hanover Capital Securities, Inc., a New York corporation.

    "HJV" means Hanover Joint Ventures, Inc., a New York corporation.


    "HUD" means the Department of Housing and Urban Development.

    "Investment Company Act" means the Investment Company Act of 1940, as amended.

    "IRAs" means Individual Retirement Accounts.

    "IRS" means the United States Internal Revenue Service.

    "ISOs" means qualified incentive stock options granted under the Company's 1997 Stock Option Plan, which meet the requirements of Section 422 of the Code.

    "LIBOR" means the London interbank offered rate.

    "MGCL" means the Maryland General Corporation Law, as amended from time to time.


    "Mortgage Assets" means Single-Family Mortgage Assets, Multifamily Mortgage Assets, Commercial Mortgage Assets and Mortgage Securities.


    "Mortgage Loans" means Single-Family Mortgage Loans, Multifamily Mortgage Loans and Commercial Mortgage Loans.

    "Mortgage Securities" means (1) Pass-Through Certificates, (2) CMOs and (3) REMICs.

    "Multifamily Mortgage Assets" means Multifamily Mortgage Loans and Multifamily Mortgage Securities.

    "Multifamily Mortgage Loans" means Mortgage Loans secured by multifamily (in excess of four units) residential property.

    "Multifamily Mortgage Securities" means Mortgage Securities representing an interest in, or secured by, Multifamily Mortgage Loans.

    "Net Income" means the net income of the Company determined in accordance with GAAP before the deduction for dividends paid, and any net operating loss deductions arising from losses in prior periods. The Company's interest expenses for borrowed money shall be deducted in calculating Net Income.


    "Ownership Limit" means, with respect to all stockholders other than John A. Burchett for which such Ownership Limit shall be 11.99%, 9.5% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of Common Stock, as may be increased or reduced by the Board of Directors of HCHI.


    "Pass-Through Certificates" means securities (or interests therein) which are Qualified REIT Assets evidencing undivided ownership interests in a pool of Single-Family Mortgage Loans, the holders of which receive a "pass-through" of the principal and interest paid in connection with the underlying Single-Family Mortgage Loans in accordance with the holders' respective, undivided interests in the pool.

    "Principals" mean John A. Burchett, Joyce S. Mizerak, Irma N. Tavares and George J. Ostendorf.

    "Privately-Issued Certificates" means privately-issued Pass-Through Certificates issued by the Company or an affiliate of the Company or other non-Agency third party issuer.

    "Qualified Hedge" means an interest rate swap or cap agreement, option, futures contract, forward rate agreement or similar financial instrument entered into to reduce the interest rate risks with respect to indebtedness incurred or to be incurred to acquire or carry Real Estate Assets and the payments on (or gain on the disposition of) which qualify under Section 856(c)(2) of the Code.


    "Qualified REIT Assets" means Pass-Through Certificates, Mortgage Loans, Agency Certificates and other assets qualifying as "real estate assets" under Code Section 856(c)(5)(B).



    "Qualified REIT Subsidiary" means a corporation whose stock is entirely owned by a REIT.


    "Qualifying Interests" means "mortgages and other liens on and interests in real estate," as defined in Section 3(c)(5)(c) under the Investment Company Act.

    "Real Estate Assets" means interests in real property, interests in mortgages on real property, regular and residual interests in REMICs and stock in qualifying REITs.

    "REIT" means Real Estate Investment Trust as defined under Section 856 of the Code.

    "REMIC" means serially maturing debt securities secured by a pool of Mortgage Loans, the payments on which bear a relationship to the debt securities and the issuer of which qualifies as a Real Estate Mortgage Investment Conduit as defined under section 860D of the Code.

    "Representatives" means Stifel, Nicolaus & Company, Incorporated and Montgomery Securities.


    "Representatives' Warrants" means the Warrants to be issued to the Representatives to purchase 172,500 shares of Common Stock at an exercise price of $15.00.


    "Reverse Repurchase Agreement" means a borrowing device by an agreement to sell securities or other assets to a third party and a simultaneous agreement to repurchase them at a specified future date and price, the price difference constituting the interest on the borrowing.

    "RTC" means Resolution Trust Corporation.

    "Securities Act" means the Securities Act of 1933, as amended.

    "Single-Family Mortgage Assets" means Single-Family Mortgage Loans and Single-Family Mortgage Securities.

    "Single-Family Mortgage Loans" means Mortgage Loans secured by single-family (one to four unit) residential property.

    "Single-Family Mortgage Securities" means Mortgage Securities representing an interest in, or secured by, Single-Family Mortgage Loans.

    "Tax-Exempt Entity" means a qualified pension, profit-sharing or other employee retirement benefit plan, Keogh Plan, bank commingled trust fund for such plans, and IRA or other similar entity intended to be exempt from Federal income taxation.

    "Ten Year U.S. Treasury Rate" means the average of the weekly average yield to maturity for U.S. Treasury securities (adjusted to a constant maturity of 10 years) as published weekly by the Federal Reserve Board during a quarter.

    "UBTI" means "unrelated trade or business taxable income" as defined in
Section 512 of the Code.

                   TABLE OF CONTENTS TO FINANCIAL STATEMENTS



                                                                                               PAGE
                                                                                               ----
HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
Independent Auditors' Report....................................................................F-2
Financial Statements as of December 31, 1997 and for the Period from June 10, 1997
(inception) through December 31, 1997:
  Balance Sheet.................................................................................F-3
  Statement of Operations.......................................................................F-4
  Statement of Stockholders' Equity.............................................................F-5
  Statement of Cash Flows.......................................................................F-6
  Notes to Financial Statements.................................................................F-7
HANOVER CAPITAL PARTNERS LTD. AND SUBSIDIARIES
Independent Auditors' Report....................................................................F-22
Consolidated Financial Statements as of December 31, 1997 and December 31, 1996 and for each    F-22
of the Three Years in the Period Ended December 31, 1997:
  Balance Sheets................................................................................F-23
  Statements of Operations......................................................................F-24
  Statements of Stockholders' Equity............................................................F-25
  Statements of Cash Flows......................................................................F-26
  Notes to Consolidated Financial Statements....................................................F-27
Financial Statements as of March 31, 1998 and for the Three Months Ended March
31, 1998 (unaudited):
  Condensed Balance Sheets as of March 31, 1998 and December 31, 1997...........................F-35
  Condensed Statement of Operations for the Three Months Ended March 31, 1998...................F-36
  Condensed Statement of Cash Flows for the Three Months Ended March 31, 1998...................F-37
  Notes to Condensed Financial Statements.......................................................F-38

INDEPENDENT AUDITORS' REPORT




To the Board of Directors of
Hanover Capital Mortgage Holdings, Inc.
New York, New York




We have audited the accompanying balance sheet of Hanover Capital Mortgage Holdings, Inc. (the "Company") as of December 31, 1997 and the related statements of operations, stockholders' equity and cash flows for the period June 10, 1997 (inception) through December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanover Capital Mortgage Holdings, Inc. as of December 31, 1997 and the results of its operations and its cash flows for the period June 10, 1997 (inception) through December 31, 1997, in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP


Parsippany, New Jersey
March 20, 1998

                    HANOVER CAPITAL MORTGAGE HOLDINGS, INC.


                                 BALANCE SHEET




                        (in thousands, except as noted)



                                                     DECEMBER 31,
                                                         1997
                                                     ------------
          ASSETS

ARM securities, available for sale                    $ 348,131
Mortgage loans, held for sale                           160,970
Cash and cash equivalents                                 4,022
Accrued interest receivable                               3,597
Equity investment                                           100
Notes receivable from related parties                       482
Prepaid expenses and other assets                           241
                                                      ---------

TOTAL ASSETS                                          $ 517,543
                                                      =========

          LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
Reverse repurchase agreements                         $ 435,138
Accrued interest payable                                  2,250
Dividends payable                                         1,035
Due to related party                                        540
Accrued expenses and other liabilities                      482
                                                      ---------

          Total liabilities                             439,445
                                                      ---------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Preferred stock, par value $.01
    authorized, 10 million shares, issued
    and outstanding, -0- shares                              --
Common stock, par value $.01
    authorized, 90 million shares, issued
    and outstanding, 6,466,677 shares                        65
Additional paid-in-capital                               79,411
Available for sale securities:
    Unrealized  (loss) on investments available
              for sale                                     (842)
Retained earnings (deficit)                                (536)
                                                      ---------

          Total stockholders' equity                     78,098
                                                      ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $ 517,543
                                                      =========



          See notes to financial statements

                     HANOVER CAPITAL MORTGAGE HOLDINGS, INC.


                             STATEMENT OF OPERATIONS



              PERIOD FROM JUNE 10 (INCEPTION) TO DECEMBER 31, 1997
                      (in thousands, except per share data)


REVENUES:
     Interest income                                $     4,880
     Interest expense                                     3,204
                                                    -----------
           Net interest income                            1,676
     Loan loss provision                                     18
                                                    -----------
           Net interest income after loan loss
               provision                                  1,658
                                                    -----------
     Gain on sale of securities                              35
                                                    -----------
               Total revenues                             1,693
                                                    -----------

EXPENSES:
     General and administrative expenses
           Management and administrative                    400
           Due diligence                                    266
           Commissions                                       61
           Legal and professional                           170
           Other                                             43
                                                    -----------
               Total expenses                               940
                                                    -----------

              Operating income                              753

Equity in (loss) of unconsolidated subsidiary              (254)
                                                    -----------

NET INCOME                                          $       499
                                                    ===========

BASIC EARNINGS PER SHARE                            $      0.15
                                                    ===========

DILUTED EARNINGS PER SHARE                          $      0.14
                                                    ===========



          See notes to financial statements

                    HANOVER CAPITAL MORTGAGE HOLDINGS, INC.



                       STATEMENT OF STOCKHOLDERS' EQUITY



              PERIOD FROM JUNE 10 (INCEPTION) TO DECEMBER 31, 1997
                                 (in thousands)



                                                                                         AVAILABLE
                                                                                         FOR SALE
                                                                          ADDITIONAL     SECURITIES     RETAINED
                                                  COMMON STOCK            PAID-IN        UNREALIZED     EARNINGS
                                               SHARES       AMOUNT        CAPITAL         (LOSS)        (DEFICIT)          TOTAL
                                              ------------------------------------------------------------------------------------
Issuance of common stock                      6,466,677       $ 65       $  79,411                                       $ 79,476

Unrealized (loss) on available-for-sale                                                   $(842)                             (842)
     securities
Net income                                                                                                  $499              499

Dividends declared                                                                                        (1,035)          (1,035)
                                              -----------------------------------------------------------------------------------


BALANCE, DECEMBER 31, 1997                    6,466,677       $ 65       $  79,411        $(842)           $(536)         $78,098
                                              ===================================================================================




          See notes to financial statements

                     HANOVER CAPITAL MORTGAGE HOLDINGS, INC.



                             STATEMENT OF CASH FLOWS



              PERIOD FROM JUNE 10 (INCEPTION) TO DECEMBER 31, 1997
                                 (in thousands)


CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                  $     499
   Adjustments to reconcile net income to net
      cash provided  by operating activities:
      Amortization of net premium - ARM securities                   314
      Amortization of net premium - mortgage loans                    47
      Loan loss provision                                             18
      Gain on sale of securities                                     (35)
      Equity in loss of unconsolidated subsidiary                    254
      Increase in accrued interest receivable                     (3,597)
      Loans to officers/stockholders                                (482)
      Increase in prepaid expenses and other assets                 (241)
      Increase in accrued interest payable                         2,250
      Increase in due to related party                               540
      Increase in accrued expenses and other liabilities             482
                                                               ---------

          Net cash provided by operating activities                   49
                                                               ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of ARM securities                                   (349,287)
   Purchase of mortgage loans                                   (163,030)
   Principal payments on mortgage loans                            1,995
   Proceeds from sale of securities                                   35
                                                               ---------

          Net cash (used in) investing activities               (510,287)
                                                               ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Net borrowings from reverse repurchase agreements            435,138
    Net proceeds of initial public offering                       79,122
                                                               ---------

          Net cash provided by financing activities              514,260
                                                               ---------

NET INCREASE IN CASH AND CASH EQUIVALENTS                          4,022

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                         0
                                                               ---------

CASH AND CASH EQUIVALENTS, END OF PERIOD                       $   4,022
                                                               =========




SUPPLEMENTAL SCHEDULE OF NONCASH ACTIVITIES



Operating activity - increase in dividends payable ($1,035,000) relating to the declaration of dividends in December 1997.



Investing activity - acquisition of a 97% ownership interest in Hanover Capital Partners Ltd ($354,000).



Financing activities - issuance of 716,667 shares of the Company's common stock used to acquire an equity investment in HCP ($354,000), and the declaration of $1,035,000 of dividends in December 1997 that was paid in January 1998.



SUPPLEMENTAL CASH FLOW INFORMATION



Cash paid during the period for:



         Income taxes                                $      -0-
                                                     ==========
         Interest                                    $      884
                                                     ==========




See notes to financial statements

                     HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
                          NOTES TO FINANCIAL STATEMENTS
           PERIOD FROM JUNE 10, 1997 (INCEPTION) TO DECEMBER 31, 1997




1.  BUSINESS DESCRIPTION



GENERAL



Hanover Capital Mortgage Holdings, Inc. (the "Company") was incorporated in Maryland on June 10, 1997. The Company is a self-managed real estate investment trust ("REIT"), formed to operate as a specialty finance company. The principal business strategy of the company is to (i) acquire primarily single-family mortgage loans that are at least twelve months old or that were intended to be of certain credit quality but that do not meet the originally intended market parameters due to errors or credit deterioration, (ii) securitize the mortgage loans and retain interests therein, (iii) originate, hold, sell and service multifamily mortgage loans and commercial mortgage loans and (iv) acquire multifamily mortgage loans. The Company's principal business objective is to generate increasing earnings and dividends for distribution to its stockholders. The Company acquires single-family mortgage loans through a network of sales representatives targeting financial institutions throughout the United States. The Company may also acquire multifamily mortgage loans from a taxable subsidiary of the Company.



CAPITALIZATION



In September 1997, the Company raised net proceeds of approximately $79 million in its initial public offering (the "IPO"). In the IPO, the Company sold 5,750,000 units (each unit consists of one share of common stock, par value $.01 and one stock warrant) at $15.00 per unit including 750,000 units sold pursuant to the underwriters' overallotment option, which was exercised in full. Each warrant entitles the holder to purchase one share of common stock at the original issue price - $15.00. The warrants became exercisable on March 19, 1998 and remain exercisable until September 15, 2000. The Company will utilize substantially all of the net proceeds of the IPO to fund leveraged purchases of mortgage assets.



In connection with the closing of the IPO the Company acquired a 97% ownership interest (representing a 100% ownership of the non-voting preferred stock) in Hanover Capital Partners Ltd. and its wholly-owned subsidiaries: Hanover Capital Mortgage Corporation and Hanover Capital Securities, Inc., in exchange for 716,667 shares of the Company's common stock. Hanover Capital Partners Ltd. and its wholly-owned subsidiaries offer due diligence services to buyers, sellers and holders of mortgage loans and originate, sell and service multifamily mortgage loans and commercial loans.

                     HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
                          NOTES TO FINANCIAL STATEMENTS
    PERIOD FROM JUNE 10, 1997 (INCEPTION) TO DECEMBER 31, 1997 - (CONTINUED)




2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



RISKS AND UNCERTAINTIES



The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's estimates and assumptions primarily arise from risks and uncertainties associated with interest rate volatility, credit exposure and regulatory changes. Although management is not currently aware of any factors that would significantly change its estimates and assumptions in the near term, future changes in market trends and conditions may occur which could cause actual results to differ materially.



CASH AND CASH EQUIVALENTS



Cash and cash equivalents include cash on hand, overnight investments deposited with banks and government securities with maturities less than 30 days.



ADJUSTABLE RATE MORTGAGE SECURITIES



The Company's policy is to classify its adjustable rate mortgage ("ARM") securities as available-for-sale as they are purchased and each asset is monitored for a period of time, generally three to six months, prior to making a determination whether the asset will be classified as held-to-maturity. At December 31, 1997 management has made the determination that all ARM securities are available-for-sale in order to be prepared to respond to potential future opportunities in the market, to sell ARM securities in order to optimize the portfolio's total return and to retain its ability to respond to economic conditions that require the Company to sell assets in order to maintain an appropriate level of liquidity. Management re-evaluates the classification of the ARM securities on a quarterly basis. ARM securities classified as held-to-maturity are carried at the fair value of the security at the time the designation is made and any fair value adjustment to the cost basis as of the date of the classification is amortized into interest income as a yield adjustment. All ARM securities designated as available-for-sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity.



Premiums and discounts associated with the purchase of ARM securities are amortized into interest income over the lives of the securities using the effective yield method adjusted for the effects of estimated prepayments. ARM securities transactions are recorded on the date the ARM securities are purchased or sold. Purchases of new issue ARM securities are recorded when all significant uncertainties regarding the characteristics of the securities are removed, generally on or shortly before settlement date. Realized gains and losses on ARM securities transactions are determined on the specific identification basis.

                     HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
                          NOTES TO FINANCIAL STATEMENTS
    PERIOD FROM JUNE 10, 1997 (INCEPTION) TO DECEMBER 31, 1997 - (CONTINUED)




The Company has limited its exposure to credit losses on its portfolio of ARM securities by only purchasing ARM securities that have some form of credit enhancement and that are either guaranteed by an agency of the federal government or have an investment grade rating at the time of purchase, or the equivalent, by at least one of two nationally recognized rating agencies, Moody's or Standard & Poor's (the "Rating Agencies"). The Company monitors the delinquencies and losses on the underlying mortgages of its ARM securities and, if the credit performance of the underlying mortgage loans is not as good as expected, makes a provision for possible credit losses as well as unidentified potential future losses in its ARM securities portfolio. The provision is based on management's assessment of numerous factors affecting its portfolio of ARM securities including, but not limited to, current and projected economic conditions, delinquency status, credit losses to date on underlying mortgages and remaining credit protection. The provision is made by reducing the cost basis of the individual security and the amount of such write-down is recorded as a realized loss, thereby reducing earnings. Provisions for credit losses do not reduce taxable income and therefore do not affect the dividends paid by the Company to stockholders in the period the provisions are taken. Actual losses realized by the Company reduce taxable income in the period the actual loss is realized and would affect the dividends paid to stockholders for that tax year.



MORTGAGE LOANS



The Company's policy is to classify each of its mortgage loans as held for sale as they are purchased and each asset is monitored for a period of time, generally four to nine months, prior to making a determination as to whether the asset will be classified as held-to-maturity. At December 31, 1997 management has made the determination that all mortgage loans are held for sale in order to be prepared to respond to potential future opportunities in the market, to sell mortgage loans in order to optimize the portfolio's total return and to retain its ability to respond to economic conditions that require the Company to sell mortgage loans in order to maintain an appropriate level of liquidity. Management re-evaluates the classification of mortgage loans on a quarterly basis. All mortgage loans designated as held for sale are reported at the lower of cost or market, with unrealized losses reported as a charge to earnings in the current period.



Premiums and discounts associated with the purchase of mortgage loans are amortized into interest income over the lives of the mortgage loans using the effective yield method adjusted for the effects of estimated prepayments. Mortgage loan transactions are recorded on the date the mortgage loans are purchased or sold. Purchases of new mortgage loans are recorded when all significant uncertainties regarding the characteristics of the mortgage loans are removed, generally on or shortly before settlement date. Realized gains and losses on mortgage loan transactions are determined on the specific identification basis.

                     HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
                          NOTES TO FINANCIAL STATEMENTS
    PERIOD FROM JUNE 10, 1997 (INCEPTION) TO DECEMBER 31, 1997 - (CONTINUED)



The accrual of interest on impaired loans is discounted when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.



The Company has limited its exposure to credit losses on its portfolio of mortgage loans by performing an in-depth due diligence on every loan purchased. The due diligence encompasses the borrowers credit, the enforceability of the documents, and the value of the mortgage property. In addition many mortgage loans are guaranteed by an agency of the federal government or private mortgage insurance. The Company monitors the delinquencies and losses on the underlying mortgages and makes a provision for known losses as well as unidentified potential losses in its mortgage loan portfolio if the impairment is deemed to be other than temporary. The provision is based on management's assessment of numerous factors affecting its portfolio of mortgage loans including, but not limited to, current and projected economic conditions, delinquency status, losses to date on mortgages and remaining credit protection.



FINANCIAL INSTRUMENTS



The Company from time to time enters into interest rate hedge mechanisms to manage its exposure to interest rate changes in connection with the purchase, securitization and sale of its mortgage loans. The Company closes out the hedge position to coincide with the related mortgage loan sale and securitization transactions and recognizes the results of the hedge transaction in determining the amount of the related mortgage loan sale gain for loans sold or, as a basis adjustment to mortgage loans held to maturity.



EQUITY INVESTMENT



The Company's 97% ownership investment in Hanover Capital Partners Ltd. ("HCP") is accounted for by the equity method of accounting. The Company generally has no right to control the affairs of HCP because the Company's investment in HCP is based solely on a 100% ownership of HCP's non-voting preferred stock. Even though the Company has no right to control the affairs of HCP, management believes that the Company has the ability to exert significant influence over HCP and therefore the investment in HCP is accounted for by the equity method of accounting.



REVERSE REPURCHASE AGREEMENTS



Reverse repurchase agreements are accounted for as collateralized financing transactions and recorded at their contractual amounts, plus accrued interest.

                     HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
                          NOTES TO FINANCIAL STATEMENTS
    PERIOD FROM JUNE 10, 1997 (INCEPTION) TO DECEMBER 31, 1997 - (CONTINUED)



INCOME TAXES



The Company has elected to be taxed as a real estate investment trust ("REIT") and intends to comply with the provisions of the Internal Revenue Code of 1986, as amended (the "Code") with respect thereto. Accordingly, the Company will not be subject to Federal income tax to the extent of its distributions to stockholders as long as certain asset, income and stock ownership tests are met.



EARNINGS PER SHARE



At December 31, 1997 the Company adopted Statement of Financial Accounting Standards No. 128 "Earnings per Share"("SFAS 128"). Under SFAS 128 basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock that then shared in earnings. Shares issued during the period and shares reacquired during the period are weighted for the period they were outstanding.



RECENT ACCOUNTING PRONOUNCEMENTS



In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS 130 establishes standards for reporting and displaying of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required.



The FASB issued SFAS No.131 Disclosures About Segments of an Enterprise and Related Information ("SFAS 131") in June 1997. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS 131 is effective for financial statements for periods beginning after December 15, 1997. Management has not yet determined what effect, if any, adoption will have on the Company's financial condition and results of operations.



3. ADJUSTABLE RATE MORTGAGE SECURITIES



ARM securities consist of FNMA and FHLMC mortgage certificates secured by ARM loans on single-family residential housing. The following table summarizes the Company's ARM

                     HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
                          NOTES TO FINANCIAL STATEMENTS
    PERIOD FROM JUNE 10, 1997 (INCEPTION) TO DECEMBER 31, 1997 - (CONTINUED)



securities classified as available-for-sale as of December 31, 1997, which are carried at their fair value (dollars in thousands):



                                AVAILABLE-FOR-SALE      PORTFOLIO MIX
                                ------------------      -------------
Amortized cost :
    FNMA certificates               $ 207,898              59.6%
    FHLMC certificates                141,075              40.4%
                                    ---------             -----
Total amortized cost                  348,973             100.0%
                                                          =====
    Gross unrealized (losses)            (842)
                                    ---------
Fair value                          $ 348,131
                                    =========





The scheduled maturities of ARM securities available for sale at December 31, 1997, were as follows:


                                 AMORTIZED         FAIR
                                    COST           VALUE
                                 ---------       ---------
Due in one year or less          $     -0-       $     -0-
Due from one to five years             -0-             -0-
Due from five to ten years             -0-             -0-
Due after ten years                348,973         348,131
                                 ---------       ---------
        Total                    $ 348,973       $ 348,131
                                 =========       =========



As mentioned above, actual maturities may differ from scheduled maturities because borrowers may have the right to prepay certain obligations, often times without penalties. Maturities of mortgage securities depend on the repayment characteristics and experience of the underlying obligations.



As of December 31, 1997, the average effective yield on the ARM securities including the amortization of the net premiums paid for the ARM securities, was 6.268%.



4. MORTGAGE LOANS HELD FOR SALE



Investments in single-family mortgage loans held for sale consist of fixed rate mortgages and adjustable rate mortgages. The following table summarizes the Company's single-family mortgage loan pools as of December 31, 1997, which are carried at the lower of cost or market (dollars in thousands):

                     HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
                          NOTES TO FINANCIAL STATEMENTS
    PERIOD FROM JUNE 10, 1997 (INCEPTION) TO DECEMBER 31, 1997 - (CONTINUED)



                                     COST            MIX
                                     ----            ---
Fixed rate                        $ 106,397         67.1%
Adjustable rate                      52,392         32.9%
                                  ---------        -----
     Subtotal                       158,789        100.0%
                                                   =====
Net deferred loan fees,
     Premiums and discounts           2,199
Loan loss provision                     (18)
                                  ---------
     Total                        $ 160,970
                                  =========




An analysis of the change in the loan loss provision is as follows:



                           Balance beginning of period         $ 0

                           Loan loss provision                  18
                                                               ---
                           Balance at December 31, 1997        $18
                                                               ===




The following table summarizes certain characteristics of the Company's single-family fixed rate and adjustable rate mortgage loan portfolios as of December 31, 1997 (dollars in thousands):


                       CARRYING VALUE     PRINCIPAL        WEIGHTED        WEIGHTED
                        OF MORTGAGE       AMOUNT OF       AVERAGE NET      AVERAGE
                          LOANS         MORTGAGE LOANS      COUPON       MATURITY (1)
                          -----         --------------      ------       ------------
Fixed Rate               $107,953         $106,424          8.265%              242
Adjustable Rate            53,017           52,365          7.925%              319
                         --------         --------          -----          --------
                         $160,970         $158,789          8.153%              267
                         ========         ========          =====          ========





(1) weighted average maturity reflects the number of months remaining until maturity




As of December 31, 1997 the average effective yield on the mortgage loan portfolio, including the amortization of the net premiums paid for the mortgage loans, was 7.317%.



5. CONCENTRATION OF CREDIT RISK



The Company's exposure to credit risk associated with its lending activities is measured on an individual customer basis as well as by groups of customers that share similar attributes. In the normal course of its business, the Company has concentrations of credit risk in its portfolio for the mortgage loans in certain geographic areas. At December 31, 1997, the percent of total principal amount of mortgage loans outstanding in any one state, exceeding 5% of the principal amount of mortgage loans held for sale, are as follows:

                     HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
                          NOTES TO FINANCIAL STATEMENTS
    PERIOD FROM JUNE 10, 1997 (INCEPTION) TO DECEMBER 31, 1997 - (CONTINUED)


                   STATE                       PERCENT
                   -----                       -------
                 Florida                        25%
                 South Carolina                 13%
                 California                     10%
                 Ohio                            9%
                 Texas                           6%



The Company's management believes exposure to credit risk associated with agency ARM securities is minimal due to the guarantees provided by FNMA and FHLMC.



During 1997 the Company purchased approximately 61.9% of its total outstanding principal amount of mortgage loans from three financial institutions (the largest of which represented approximately 29.1% of the total outstanding principal amount of mortgage loans). Management attributes the high concentration of purchases from these three financial institutions to the initial ramp up phase of mortgage loan acquisitions and does not foresee that this is a trend that will continue into the future.



ARM securities were purchased from six securities firms in 1997. The largest concentration of ARM purchases from one firm represented approximately 22.8% of the total principal amount of ARM securities outstanding at December 31, 1997.



The company has cash and cash equivalents in a financial institution which is insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per institution. As of December 31, 1997, the Company had amounts on deposit with the financial institution in excess of FDIC limits. The Company limits its risk by placing its cash and cash equivalents in a high quality financial institution.



6. REVERSE REPURCHASE AGREEMENTS



In September 1997, the Company entered into a master repurchase agreement with a lender in an amount up to $200 million ($100 million committed and $100 million uncommitted) for a period of one year. Any borrowings under this facility will be secured by mortgage loans, or other securities, and will bear interest at the six-month LIBOR, plus a spread ranging from 0.70% to 1.25%.



In December 1997 the Company entered into a second master repurchase agreement with another lender in an amount up to $125 million ($100 million committed and $25 million uncommitted) for a period of one year. Any borrowings under this facility will be secured by mortgage loans, or other securities and will bear interest at the six-month LIBOR, plus a spread of 60 basis points.



At December 31, 1997 the Company had outstanding borrowings of $93,731,000 under the above mentioned reverse repurchase agreements with a weighted average borrowing rate of 6.313% and a weighted average remaining maturity of approximately one month. The reverse

                     HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
                          NOTES TO FINANCIAL STATEMENTS
    PERIOD FROM JUNE 10, 1997 (INCEPTION) TO DECEMBER 31, 1997 - (CONTINUED)



repurchase agreements at December 31, 1997 were collateralized by mortgage loans with a cost basis of $160,970,000 (which approximates market value).



In November 1997 the Company entered into six separate reverse repurchase agreements to finance all of its ARM securities purchases. Each of the reverse repurchase agreements are secured by the market value of the Company's ARM securities ($348,131,000) at December 31, 1997 and bear interest at LIBOR.



As of December 31, 1997, the Company had outstanding ARMS securities reverse repurchase agreements of $341,407,000 with a weighted average borrowing rate of
5.723 % and a weighted average remaining maturity of less than one month.



Information concerning the reverse repurchase agreements and the pledged collateral at December 31, 1997 is summarized as follows: (dollars in thousands):


                                             Collateral (dollars in thousands)
                                             ---------------------------------
                                                  ARM             Mortgage
Reverse Repurchase Agreements                  Securities          Loans
-----------------------------                  ----------          -----
Average balance during the period (1)           $113,803          $ 32,674
Average interest rate during period (1)            5.723%            6.313%
Maximum month-end balance during
the period                                      $341,407          $ 93,731


Collateral Underlying the Agreements
------------------------------------
Carrying balance                                $348,131          $160,970
Estimated fair value                            $348,131          $160,970





(1) above table reflects the period beginning September 30, 1997 (the date of the first mortgage asset purchase) through December 31, 1997.



7. EMPLOYEE BENEFIT PLANS



401(k) PLAN



The Company participates in the HCP non-contributory retirement plan ("401(k) Plan"). The 401(k) plan is available to all full-time company employees with at least six months of service. The 401(k) Plan is designed to be tax deferred in accordance with provisions of Section 401(k) of the Internal Revenue Code. The 401(k) Plan provides that each participant may contribute 15.0% of his or her salary subject to the maximum allowable each fiscal year ($9,500 in 1997). Under the 401(k) Plan, an employee may elect to enroll on January 1, or July 1, provided that the employee has met the six month employment service requirement.

                     HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
                          NOTES TO FINANCIAL STATEMENTS
    PERIOD FROM JUNE 10, 1997 (INCEPTION) TO DECEMBER 31, 1997 - (CONTINUED)



1997 STOCK OPTION PLAN



The Company's 1997 Executive and Non-Employee Director Stock Option Plan (the "1997 Stock Option Plan") provides for the grant of qualified incentive stock options ("ISOs") which meet the requirements of Section 422 of the Internal Revenue Code, stock options not so qualified ("NQSOs"), deferred stock, restricted stock, performance shares, stock appreciation rights and limited stock awards ("Awards") and dividend equivalent rights ("DERs").



Subject to anti-dilution provisions of stock splits, stock dividends and similar events, the 1997 Stock Option Plan authorizes the grant of options to purchase, and Awards of, an aggregate of up to 325,333 shares of the common stock. If an option granted under the 1997 Stock Option Plan expires or terminates, or an Award is forfeited, the shares subject to any unexercised portion of such option or Award will again become available for the issuance of further options or Awards under the 1997 Stock Option Plan.



Unless previously terminated by the Board of Directors, the 1997 Stock Option Plan will terminate ten years from the date of approval (or five years in the case of ISO's granted to an employee who is deemed to own in excess of 10% of combined voting power of the Company's outstanding equity stock) and no options or Awards may be granted under the 1997 Stock Option Plan thereafter, but existing options or Awards remain in effect until the options are exercised or the options or the Awards are terminated by their terms. The aggregate fair market value (determined as of the time of grant) of the shares of the common stock with respect to which ISOs are exercisable for the first time by an employee during any calendar year may not exceed $100,000.



All stock options granted by the Compensation Committee pursuant to the 1997 Stock Option Plan will be contingent and may vest, subject to other vesting requirements imposed by the Compensation Committee in full or in part on any September 30 beginning with September 30, 1998 and ending with September 30, 2002 (each, an "Earn-Out Measuring Date"). Subject to any other applicable vesting restrictions, any outstanding stock options will vest in full as of any Earn-Out Measuring Date through which the return on a unit (a unit is composed of one common stock certificate and one warrant certificate) is at least equal to the initial public offering price of the unit. In addition, subject to any other applicable vesting restrictions, one-third of any outstanding stock options will vest as of any Earn-Out Measuring Date through which the return on a unit is at least equal to a 20% annualized return on the initial public offering price of the unit. The return on a unit is determined by adding (i) the appreciation in the value of the unit since the closing of the initial public offering and (ii) the amount of distributions made by the Company on the share of common stock included in the unit since the closing of the initial public offering. The appreciation in the value of a unit as of any Earn-Out Measuring Date is the average difference, during the 30 day period that ends on the Earn-Out Measuring Date, between the market price of the share of common stock included in the unit and the initial public offering price of the unit multiplied by two to take into account the value of the stock warrant included in the unit. In determining whether such stock options have vested, appropriate adjustments will be made for stock splits, recapitalizations, stock dividends and transactions having similar effects.

\                     HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
                          NOTES TO FINANCIAL STATEMENTS
    PERIOD FROM JUNE 10, 1997 (INCEPTION) TO DECEMBER 31, 1997 - (CONTINUED)



A summary of the status of the Company's 1997 Stock Option Plan as of December 31, 1997 and changes during the period from September 19, 1997 through December 31, 1997 is presented below:


STOCK OPTION                              SHARES       EXERCISE PRICE
------------                              ------       --------------
Granted - September 19, 1997              162,664          $15.00
Granted - September 28, 1997              160,660           15.75
Cancelled                                  (3,000)          15.75
                                         --------          ------
Outstanding at December 31, 1997          320,324          $15.37
                                         ========          ======



No shares were exercisable at December 31, 1997.



The per share weighted average fair value of stock options granted during the period ended December 31, 1997 was $0.27 at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:


                                                      1997
                                                      ----
Expected life (years)                                   5
Risk-free interest rate                              5.77%
Volatility                                           12.0%
Expected dividend yield                              10.0%



The Company applies APB opinion No. 25 in accounting for its 1997 Stock Option Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statements of Financial Accounting Standards No. 123, Accounting For Stock-Based Compensation, the Company's net income would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):


                                          YEAR ENDED
                                      DECEMBER 31, 1997
                                      -----------------
Net earnings:
         As reported                       $ 499
         Pro forma                           417

Earnings per share - basic:
         As reported                       $0.15
         Pro forma                          0.13

Earnings per share - diluted
         As reported                       $0.14
         Pro forma                          0.11





BONUS INCENTIVE COMPENSATION PLAN



A bonus incentive compensation plan was established in 1997, whereby an annual bonus will be accrued for eligible participants of the Company. The annual bonus will be paid one-half in cash

                     HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
                          NOTES TO FINANCIAL STATEMENTS
    PERIOD FROM JUNE 10, 1997 (INCEPTION) TO DECEMBER 31, 1997 - (CONTINUED)



and (subject to ownership limits) one-half in shares of common stock in the following year. The Company must generate annual net income before bonus accruals that allow for a return of equity to stockholders in excess of the average weekly ten-year U.S. Treasury rate plus 4.0% before any bonus accrual is recorded. No such accrual was recorded in 1997.



8. AFFILIATED PARTY TRANSACTIONS



The Company has engaged HCP pursuant to a Management Agreement to render, among other things, due diligence, asset management and administrative services. The 1997 statement of operations of the Company includes management and administrative expenses of $400,000, due diligence expenses of $266,000 and commission expenses of $61,000 relating to billings from HCP. At December 31, 1997 the balance sheet of the Company included an amount due HCP of $540,000. The term of the Management Agreement continues until December 31, 1999 with subsequent renewal provisions.



The Company has agreed to lend (a maximum of) $1,750,000 collectively, to four officer/stockholders (collectively referred to as the "Principals") to enable the Principals to pay tax on the gains they must recognize upon contributing their HCP preferred stock to the Company for shares of the Company's common stock. The loans will be secured solely by 116,667 shares of the Company's common stock owned by the Principals, collectively. The loans bear interest at the lowest applicable federal tax rate during the month the loans are made. At December 31, 1997 loans outstanding to three of the Principals totaled $482,000.



9. EARNINGS PER SHARE



On December 31, 1997 the Company adopted SFAS 128 for calculating earnings per share as shown below: (dollars in thousands, except per share data)



Earnings per share - basic:
         Net income (numerator)                    $      499
                                                   ==========

         Average common shares
                  outstanding (denominator)         3,296,742
                                                   ==========
Per share                                          $     0.15
                                                   ==========

Earnings per share - diluted:
         Net income (numerator)                    $      499
                                                   ==========

         Average common shares outstanding          3,296,742
         Add: Incremental shares from
                  assumed conversion of
                  warrants                            374,943
                                                   ----------
         Dilutive potential common shares             374,943
                                                   ----------
         Adjusted weighted average shares
                  (denominator)                     3,671,685
                                                   ==========

Per share                                          $     0.14
                                                   ==========

                     HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
                          NOTES TO FINANCIAL STATEMENTS
    PERIOD FROM JUNE 10, 1997 (INCEPTION) TO DECEMBER 31, 1997 - (CONTINUED)



10. COMMITMENTS AND CONTINGENCIES



At December 31, 1997 the Company had committed to purchase approximately $111,092,000 of fixed and ARM loans.



The Company entered into employment agreements with the Principals. Such agreements are for five year terms which expire in 2002, and provide for aggregate annual base salaries of $975,000. A portion of the aggregate base salaries is allocated to the Company's taxable subsidiary based on management's actual and estimated time involved with the subsidiary's activities.



As additional consideration to the Principals for their contribution of their HCP preferred stock to the Company, the Company has agreed to (1) issue to the Principals up to 216,667 additional shares of the Company's common stock and (2) forgive a maximum of $1,750,000 in loans made to the Principals; if certain financial returns to stockholders are met, at certain Earn-Out Measuring Dates as described in the Company's IPO Prospectus dated September 15, 1997.



The Company has guaranteed the line-of-credit of its majority owned subsidiary, Hanover Capital Partners Ltd. The maximum line-of-credit obligation and the actual line-of-credit obligation at December 31, 1997 was $1,700,000 and $1,405,000, respectively.



11. FINANCIAL INSTRUMENTS



In accordance with SFAS No. 107, Disclosure about Derivative Financial Instruments, and SFAS No. 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments, the Company has provided fair value estimates and information about valuation methodologies. The estimated fair value amounts have been determined using available market information or appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value, so the estimates are not necessarily indicative of the amounts that would be realized in a current market exchange. The effect of using different market assumptions and/or estimation methodologies may materially impact the estimated fair value amounts.



The estimated fair value of the Company's assets and liabilities classified as financial instruments and off-balance sheet financial instruments at December 31, 1997 are as follows (dollars in thousands):

                     HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
                          NOTES TO FINANCIAL STATEMENTS
    PERIOD FROM JUNE 10, 1997 (INCEPTION) TO DECEMBER 31, 1997 - (CONTINUED)


                                         CARRYING           FAIR
                                          AMOUNT            VALUE
                                         --------         --------
Assets:
  ARM securities                         $348,131         $348,131
  Mortgage loans                          160,970          160,970
  Cash and cash equivalents                 4,022            4,022
  Accrued interest receivable               3,597            3,597
  Notes receivable                            482              482
                                         --------         --------
           Total                         $517,202         $517,202
                                         ========         ========

Liabilities:
  Reverse repurchase agreements           435,138          435,138
  Accrued interest payable                  2,250            2,250
  Other liabilities                         2,057            2,057
                                         --------         --------
           Total                         $439,445         $439,445
                                         ========         ========

Off-Balance Sheet:                       Notional
                                         --------
   Commitments to purchase loans         $111,092         $111,132
                                         ========         ========

   Forward commitments to sell
       mortgage securities               $122,650         $122,378
                                         ========         ========




The following methods and assumptions were used to estimate the fair value of the Company's financial instruments:



Cash and cash equivalents, accrued interest receivable, notes receivable, reverse repurchase agreements, accrued interest payable, other liabilities - The fair value of these financial instruments was determined to be their carrying value due to their short-term nature.



ARM securities - The fair values of these financial instruments are based upon either or all of the following: actual prices received upon recent sales of mortgage securities to investors, projected prices which could be obtained through investor estimates considering interest rates, mortgage loan type, quality and discounted cash flow analysis based on prepayment and interest rate assumptions used in the market place for similar securities with similar credit ratings.



Mortgage loans held for sale - The fair values of these financial instruments are based upon actual prices received upon recent sales of mortgage loans and securities to investors and projected prices which could be obtained through investors considering interest rates, mortgage loan type, an credit quality.



Commitments to purchase/originate mortgages - The Company has outstanding commitments to purchase mortgage loans at market terms at the time of commitment. The fair value of these financial instruments was determined through a review of published market information associated with similar instruments. These commitment obligations are considered in conjunction with the Company's lower of cost or market valuation of its mortgage loans held for sale.

                     HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
                          NOTES TO FINANCIAL STATEMENTS
    PERIOD FROM JUNE 10, 1997 (INCEPTION) TO DECEMBER 31, 1997 - (CONTINUED)



Forward commitments to sell mortgage securities - The Company has outstanding forward commitments to sell mortgages and/or mortgage securities into mandatory delivery contracts with investment bankers, private mortgage investors and agency mortgage-backed securities. The fair value of these financial instruments was determined through review of published market information associated with similar instruments. These commitment obligations are considered in conjunction with the Company's lower of cost or market valuation of its mortgage loans held for sale.



12. SUBSEQUENT EVENT



On January 12, 1998 a $0.16 cash dividend previously declared by the Board of Directors was paid to stockholders of record as of December 31, 1997.



13. QUARTERLY FINANCIAL DATA - UNAUDITED



Selected quarterly financial data are as follows (dollars in thousands, except per share data):



                      Period from June 10, 1997 (inception)
                            through December 31, 1997



                                                                  (1)                     (1)
                                  THREE MONTHS               THREE MONTHS            JUNE 10, 1997
                                      ENDED                      ENDED                  THROUGH
                                DECEMBER 31, 1997         SEPTEMBER 30, 1997         JUNE 30, 1997
                            ---------------------------------------------------------------------------
Net interest income              $   1,548                   $     128                   $       0
                                 =================================================================

Net income                             440                          59                           0
                                 =================================================================

Basic earnings per share(2)           0.07                        0.07                        0.00
                                 =================================================================

Diluted earnings per share(2)         0.07                        0.07                        0.00
                                 =================================================================

Dividends declared                    0.16                        0.00                        0.00
                                 =================================================================





(1) - the Company was organized on June 10, 1997, however operations did not begin until the IPO date - September 19, 1997



(2) - earnings per share are computed independently for each of the quarters presented; therefore the sum of the quarterly earnings per share do not equal the earnings per share total for the year

INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
Hanover Capital Partners Ltd.


We have audited the accompanying consolidated balance sheets of Hanover Capital Partners Ltd. and Subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hanover Capital Partners Ltd. and Subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.





DELOITTE & TOUCHE LLP



Parsippany, New Jersey
March 20, 1998

HANOVER CAPITAL PARTNERS LTD. AND SUBSIDIARIES


CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


ASSETS                                             1997                   1996
                                                   ----                   ----

CURRENT ASSETS:
  Cash                                         $  208,315             $  161,546
  Investment in marketable securities              17,394                 16,443
  Accounts receivable                             133,829              3,683,865
  Receivables from related parties                757,384                521,539
  Accrued revenue on contracts in progress         35,413                549,781
  Prepaid expenses and other current assets       118,552                143,026
                                               ----------             ----------
           Total current assets                 1,270,887              5,076,200

PROPERTY AND EQUIPMENT - Net                      213,137                316,057
MORTGAGE SERVICING RIGHTS                          49,449                 30,587
DEFERRED TAX ASSET                                 20,081                     --
OTHER ASSETS                                      166,670                227,548
INCOME TAX RECEIVABLE                             292,885                     --
DUE FROM OFFICER                                   53,766                107,532
                                               ----------             ----------
TOTAL ASSETS                                   $2,066,875             $5,757,924
                                               ==========             ==========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accrued appraisal and subcontractor costs    $  131,978             $2,807,172
  Accounts payable and accrued expenses           334,591                678,390
  Income taxes payable                                 --                 89,477
  Deferred revenue                                104,950                194,334
  Notes payable to related parties                     --                133,018
  Deferred income taxes                                --                 12,993
  Other liabilities                                    --                122,400
                                               ----------             ----------
           Total current liabilities              571,519              4,037,784
                                               ----------             ----------
LONG-TERM LIABILITIES
  Note payable to bank                          1,405,000              1,045,000
  Minority interest                                   616                    250
                                               ----------             ----------
           Total long-term liabilities          1,405,616              1,045,250
                                               ----------             ----------
           Total liabilities                    1,977,135              5,083,034
                                               ----------             ----------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Preferred stock: $.01 par value, 100,000
    shares authorized, 97,000 shares
    outstanding at December 31, 1997                  970                     --
  Common stock: Class A: $.01 par value,
    5,000 and 1,000 shares authorized at
    December 31, 1997 and 1996, 3,000
    and 166.424 shares outstanding at
    December 31, 1997 and 1996                         30                      2
  Additional paid-in capital                       56,442                 57,440
  Retained earnings                                32,298                617,448
                                               ----------             ----------
           Total stockholders' equity              89,740                674,890
                                               ----------             ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY     $2,066,875             $5,757,924
                                               ==========             ==========


See notes to consolidated financial statements.

HANOVER CAPITAL PARTNERS LTD. AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
--------------------------------------------------------------------------------




                                           1997           1996           1995
                                           ----           ----           ----
REVENUES:
  Due diligence fees                   $ 4,058,609    $ 8,323,789    $ 7,525,620
  Loan brokering/asset management
    fees                                 3,027,319      2,469,378      1,770,665
  Mortgage sales and servicing             826,486        970,757      2,289,440
  Other income                              58,151        355,715        295,944
                                       -----------    -----------    -----------
          Total revenues                 7,970,565     12,119,639     11,881,669
                                       -----------    -----------    -----------
EXPENSES:
  Personnel expense                      5,373,331      4,227,226      3,831,426
  Appraisal, inspection and other
     professional fees                     618,059      3,128,225      2,593,001
  Subcontractor expense                  1,386,979      2,919,509      2,738,903
  Travel and subsistence                   302,936        616,795        860,253
  Occupancy expense                        495,285        536,520        437,830
  General and administrative expense       419,543        525,143      1,066,220
  Reversal of reserve for IRS
    assessment                             (23,160)      (277,600)            --
  Interest expense                         117,894        134,393        160,439
  Depreciation and amortization            117,675        125,928        114,174
                                       -----------    -----------    -----------
          Total expenses                 8,808,542     11,936,139     11,802,246
                                       -----------    -----------    -----------

INCOME (LOSS) BEFORE INCOME TAX
  PROVISION (BENEFIT)                     (837,977)       183,500         79,423

INCOME TAX (BENEFIT) PROVISION            (325,959)        73,870         51,165
                                       -----------    -----------    -----------

NET INCOME (LOSS)                      $  (512,018)   $   109,630    $    28,258
                                       ===========    ===========    ===========

BASIC EARNINGS (LOSS) PER SHARE        $   (525.79)   $    658.74    $    169.80
                                       ===========    ===========    ===========



See notes to consolidated financial statements.

HANOVER CAPITAL PARTNERS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


                                                            Common Stock   Common Stock  Common Stock  Additional
                                        Preferred  Stock    New Class A    Old Class A      Class B     Paid-in  Retained
                                          Shares   Amount  Shares Amount  Shares Amount  Shares Amount  Capital   Earnings  Total
                                        ---------  ------  -------------  -------------  -------------  -------   --------  -----
BALANCE, DECEMBER 31, 1995                                               $165.800  $1   41,600   $1  $165,999   $500,846  $666,847
                                                                         --------  --   ------   --  --------   --------  --------
  Net income                                                                                                     109,630   109,630
  Distribution of subsidiary to stockholders                                                                       6,972     6,972
  Shareholders' Exchange Agreement:
    Redemption of Class A shares                                          (40.836)                   (108,559)            (108,559)
    Exchange of Class B shares for Class A shares                          41.460   1  (41,600)  (1)       --         --        --
                                                                         --------  --   ------   --  --------   --------  --------

BALANCE, DECEMBER 31, 1996                                                166.424   2                  57,440    617,448   674,890

  Net(loss)                                                                                                     (512,018) (512,018)

  Dividends (noncash)                                                                                            (73,132)  (73,132)

  Agreement and Plan of Recapitalization:
     Exchange of "old" Class A shares
     for "new" Class A shares and
     Series A preferred Stock             97,000 $970       3,000 $30    (166.474) (2)                   (998)        --        --
                                          ------ ----       ----- ---    --------  --                --------   --------  --------

BALANCE, DECEMBER 31, 1997                97,000 $970       3,000 $30          --  --                $ 56,442   $ 32,298  $ 89,740
                                          ====== ====       ===== ===    ========  ==                ========   ========  ========


See notes to consolidated financial statements.

HANOVER CAPITAL PARTNERS LTD. AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
--------------------------------------------------------------------------------


                                                         1997          1996        1995
                                                         ----          ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                  $ (512,018)    $ 109,630   $  28,258
  Adjustments to reconcile net income (loss)
      to net cash (used in) provided by
      operating activities:
    Depreciation and amortization                       117,675       125,928     114,174
    Gain on sale of mortgage servicing rights           (16,916)      (52,318)   (232,587)
    Reversal of reserve for IRS assessment              (23,160)     (277,600)         --
    IRS payroll tax settlement                          (99,240)           --          --
    Loss on disposal of property and equipment           35,696            --      10,261
    Loss on sale of trading securities                       --         1,360         753
    Purchase of trading securities                         (951)       (1,931)    (29,951)
    Sale of trading securities                               --        26,593     100,016
    Distribution of subsidiary to stockholders               --         6,972          --
    Changes in assets - (increase) decrease:
      Accounts receivable                             3,550,036    (2,150,117)    862,364
      Receivables from related parties                 (315,097)     (308,808)     22,582
      Accrued revenue on contracts in progress          514,368      (384,880)  1,011,785
      Income tax receivable                            (292,885)           --          --
      Prepaid expenses and other current assets          24,474       (49,871)    (39,169)
      Deferred tax asset                                (20,081)           --          --
      Other assets                                      (12,254)      (22,914)   (154,108)
    Changes in liabilities - increase (decrease):
      Accrued appraisal and subcontractor costs      (2,675,194)    2,741,014      21,931
      Accounts payable and accrued expenses            (343,799)      104,018    (913,692)
      Income taxes payable                              (89,477)      (90,490)     15,634
      Deferred income taxes                             (12,993)      (17,222)   (114,326)
      Deferred revenue                                  (89,384)      (14,946)    113,855
      Minority interest                                     366       (26,935)   (147,057)
                                                     ----------    ----------  ----------
           Net cash (used in) provided by
             operating activities                      (260,834)     (282,517)    670,723
                                                     ----------    ----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment                   (43,060)     (133,317)    (43,421)
  Sale of property and equipment                             --         4,592       1,704
  Proceeds from sale of mortgage servicing rights        34,446        94,043     423,563
  Capitalization of mortgage servicing rights           (43,783)      (37,451)   (264,141)
                                                     ----------    ----------  ----------
           Net cash (used in) provided
             by investing activities                    (52,397)      (72,133)    117,705
                                                     ----------    ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from (repayment of) note
    payable to bank                                     360,000      (330,000)   (125,000)
  Redemption of Class A common stock                         --       (66,000)         --
  Repayment of subordinated debt                             --            --     (51,299)
                                                     ----------    ----------  ----------
      Net cash provided by (used in)
        financing activities                            360,000      (396,000)   (176,299)
                                                     ----------    ----------  ----------

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                       46,769      (750,650)    612,129

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR            161,546       912,196     300,067
                                                     ----------    ----------  ----------
CASH AND CASH EQUIVALENTS, END OF YEAR               $  208,315    $  161,546  $  912,196
                                                     ==========    ==========  ==========

SUPPLEMENTAL SCHEDULE OF NONCASH ACTIVITIES:
  Loans of $25,649,378 and $35,831,617 were
    originated by HCMC and funded by investors in 1997 and 1996, respectively.
  Noncash dividends of $73,132, were distributed to the Company's stockholders on
    September 19, 1997.

SUPPLEMENTAL CASH FLOW INFORMATION
 Cash paid during the year for:
    Income taxes                                     $  129,359    $  205,075  $  176,119
                                                     ==========    ==========  ==========

    Interest                                         $  116,993    $  125,748  $  164,420
                                                     ==========    ==========  ==========


See notes to consolidated financial statements.

HANOVER CAPITAL PARTNERS LTD. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
--------------------------------------------------------------------------------


1.    BUSINESS DESCRIPTION


      Hanover Capital Partners Ltd. ("HCP") and its subsidiaries operate as a specialty finance company which is principally engaged in performing due diligence services, mortgage and investment banking services and, prior to September 1997, asset management services. A wholly-owned subsidiary of HCP, Hanover Capital Mortgage Corporation ("HCMC"), is an originator and servicer of multifamily mortgage loans. HCMC's operations are conducted from multiple branches located throughout the United States. HCMC is approved by the U.S. Department of Housing and Urban Development (HUD) as a Title II Nonsupervised Mortgagee under the National Housing Act. Another wholly-owned subsidiary of HCP, Hanover Capital Securities, Inc. ("HCS") is a registered broker/dealer with the Securities and Exchange Commission.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


      a. Principles of Consolidation - The consolidated financial statements include the accounts of HCP and its majority and wholly-owned subsidiaries (the "Company"). The wholly owned subsidiaries include HCMC, HCS, Hanover Capital Advisors, Inc. (through September 1997) and Hanover Capital Mortgage Fund, Inc. (through September 1997). Majority owned subsidiaries include Hanover Joint Ventures, Inc. (75% owned) and Hanover On-Line Mortgage Edge, LLC (50% owned, through September 1997). All significant intercompany accounts and transactions have been eliminated.


            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the required amounts of revenues and expenses during the reporting period.


      b. Investments in Limited Liability Companies - Minority ownership interests in limited liability companies are accounted for by the equity method of accounting. HCP's investment in limited liability companies are classified as other assets in the accompanying consolidated balance sheets. The ownership of each limited liability company at December 31, 1997 and 1996 is detailed below:



                                                            1997         1996
                                                            ----         ----
                 AGR Financial, LLC                           -          25.0%
                 Alpine/Hanover, LLC                        1.0%          1.0%
                 ABH-I, LLC                                 1.0%          1.0%
                 Alpine/Hanover II, LLC                       -           1.0%



      c. Minority Interests - Minority interests, representing other stockholders' interests in majority-owned companies are consolidated in the accompanying balance sheets.

HANOVER CAPITAL PARTNERS LTD. AND SUBSIDIARIES



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (CONTINUED)
--------------------------------------------------------------------------------



      d. Revenue Recognition - Revenues from due diligence contracts in progress are recognized for the services provided as they are earned and billed.



      e. Loan Origination Fees and Costs - Loan origination fees and costs are deferred until the sale of the loan. The Company sells all originated loans to investors at the time of origination, and accordingly, recognizes loan origination fees at that time. Direct loan origination costs and loan origination fees are offset and included in mortgage sales revenue.



      f. Loan Servicing Fees - Loan servicing fees consist of fees paid by investors for the collection of monthly mortgage payments, maintenance of required escrow accounts, remittance to investors, and ancillary income associated with those activities. The Company recognizes loan servicing fees as payments are collected.



      g. Deferred Revenue - Cash advances received for certain service contracts are recorded in the accompanying consolidated balance sheets as deferred revenue and are recognized during the period the services are provided and the related revenue is earned.



      h. Income Taxes - The Company records deferred taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"). Under SFAS 109 a current or deferred tax liability or asset is recognized for the current or deferred tax effects of all events recognized in the financial statements. Those effects are measured based on provisions of current tax law to determine the amount of taxes payable or refundable currently or in future years. The tax effects of earning income or incurring expenses in future years or the future enactment of a change in tax laws or rates are not anticipated in determining deferred tax assets or liabilities.


            The Company files a consolidated Federal income tax return. The Company has not been subject to an examination of their income tax returns by the Internal Revenue Service.


      i. Property and Equipment - Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are depreciated over the terms of the respective leases or their estimated useful lives, whichever is shorter.



      j. Investment in Marketable Securities - Investment in marketable securities which the Company has classified as trading securities are reported in the accompanying consolidated balance sheets at market value at December 31, 1997 and 1996.



      k. Cash and Cash Equivalents - For cash flow purposes, the Company considers highly liquid investments, purchased with an original maturity of three months or less, to be cash equivalents. There were no cash equivalents at December 31, 1997 and 1996.



      l. Mortgage Servicing Rights - Effective January 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 125"). SFAS 125 supersedes Statement of Financial Accounting Standards No. 122, Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65. Under SFAS 125, after the transfer of a financial asset, the Company recognizes the financial assets it controls and the liabilities it has incurred. Furthermore, the Company no longer recognizes the financial assets for which control has been

HANOVER CAPITAL PARTNERS LTD. AND SUBSIDIARIES



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (CONTINUED)
--------------------------------------------------------------------------------



            surrendered and liabilities have been extinguished. The adoption of SFAS 125 did not have an effect on the financial position or results of operations of the Company.



            In December 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 127, Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125 ("SFAS 127"). SFAS 127 defers for one year the effective date of certain sections of SFAS 125, including those relating to repurchase agreement, dollar-roll, securities lending and similar transactions, as prescribed by SFAS 125. The adoption of SFAS 127 will not have a material effect on the Company's financial position or results of operations.



            Prior to January 1, 1997, the Company accounted for mortgage servicing rights in accordance with SFAS 122. For purposes of assessing impairment, the lower of carrying value or fair value of servicing rights is determined on an individual loan basis. Capitalized servicing rights are amortized in proportion to projected net servicing revenue. The fair value of servicing rights is determined using a discounted cash flow method.



      m. Basic Earnings per Share - The Company computes earnings per share in accordance with statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128"). Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Shares issued during the period and shares reacquired during the period are weighted for the portion of time they were outstanding.


3.    PAYROLL TAX SETTLEMENT

      In 1994, the Internal Revenue Service ("IRS") began an examination of the Company's payroll tax withholding practices with respect to independent contractors who provided services to HCP's due diligence business.


      Pursuant to the IRS Classification Settlement Program ("CSP"), HCP settled all disputed payroll taxes relating to the IRS examination of HCP's payroll withholding practices with respect to independent contractors. In October 1997, management agreed to the terms of the CSP which required HCP to pay the United States Government $99,240 in full discharge of any federal employment tax liability and to further treat the workers as employees (rather than independent contractors) on a prospective basis effective April 1, 1998.



      At December 31, 1995, HCP had recorded an accrual of $400,000 for payroll withholding tax for independent contractors. HCP recorded a reversal of reserve of $23,160 and $277,600 for the payroll tax matter in the accompanying consolidated statements of operations for the years ended December 31, 1997 and 1996, respectively, to adjust the previously established reserve to the actual and expected settlement amounts.

HANOVER CAPITAL PARTNERS LTD. AND SUBSIDIARIES



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (CONTINUED)
--------------------------------------------------------------------------------


4.    CONCENTRATION RISK


      For the years ended December 31, 1997, 1996 and 1995, the Company received revenues from certain customers, which are subject to change annually, which exceeded 10% of total revenues as follows:



            1997                   1996                     1995
            ----                   ----                     ----



             24%                    46%                      32%
             18%                    26%                      16%



5.    MORTGAGE SERVICING


      The Company, through its wholly-owned subsidiary HCMC, services multifamily mortgage loans on behalf of others. Loan servicing consists of the collection of monthly mortgage payments on behalf of investors, reporting information to those investors on a monthly basis and maintaining custodial escrow accounts for the payment of principal and interest to investors and property taxes and insurance premiums on behalf of borrowers. As of December 31, 1997 and 1996, HCMC was servicing 43 and 46 loans, respectively, with unpaid principal balances of $120,736,400 and $129,315,400, including loans subserviced for others of $40,055,200 and $44,241,919, respectively. Escrow balances maintained by HCMC were $3,087,400 and $4,352,400 at December 31, 1997 and 1996, respectively. The aforementioned servicing portfolio and related escrow accounts are not included in the accompanying consolidated balance sheets as of December 31, 1997 and 1996.



      Activity in mortgage servicing rights for the years ended December 31, 1997 and 1996 was as follows:



                                                     1997         1996
                                                   --------    --------



                Beginning balance                  $ 30,587    $ 46,904
                Capitalization                       43,783      37,451
                Sales                               (17,530)    (41,725)
                Scheduled amortization               (7,391)    (12,043)
                                                   --------    --------



                                                   $ 49,449    $ 30,587
                                                   ========    ========




      The fair value of the Company's servicing rights at December 31, 1997 and 1996 was $79,504 and $46,606, respectively.

HANOVER CAPITAL PARTNERS LTD. AND SUBSIDIARIES



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (CONTINUED)
--------------------------------------------------------------------------------


6.    RELATED PARTY TRANSACTIONS


      Receivables from related parties at December 31, 1997 and 1996 consist of the following:




                                                         1997       1996
                                                       --------   --------



Due from Hanover Capital Mortgage Holdings, Inc. (1) $540,044 $ -- Due from ABH-I, LLC (includes $28,984 and
  $431,118 of asset management fees at
  December 31, 1997 and 1996, respectively) (2)          51,321    451,604
Due from Hanover Asset Services, Inc. (3)                 8,070      6,420
Due from Alpine/Hanover, LLC (2)                          9,273      4,361
Due from Alpine/Hanover II, LLC (3)                       5,000         --
Due from Hanover Mortgage Capital Corporation (3)         5,962         --
Due from AGR Financial, LLC (4)                          80,813         --
                                                       --------   --------
Due from related entities                               700,483    462,385
Due from officers (5)                                   110,667    166,686
                                                       --------   --------
Receivables from related parties                       $811,150   $629,071
                                                       ========   ========





      (1) The Company entered into a Management Agreement in 1998 to provide, among other things, due diligence, asset management and administrative services to Hanover Capital Mortgage Holdings, Inc. ("HCHI") in connection with acquiring single-family mortgage loan pools and managing and servicing HCHI's investment portfolio. The term of the Management Agreement continues until December 31, 1999 with subsequent renewal provisions.



      (2) Amounts due from entities that the Company had a minority ownership percentage in for all of 1997 represent receivables resulting primarily from fees generated from asset management services and out-of-pocket expenses. The Company ceased providing asset management services to these entities in September 1997. Asset management fees are recognized in the period earned and amounted to $2,446,000, $1,370,000 and $1,362,000 for the years ended December
            31, 1997, 1996 and 1995, respectively.



      (3) Amounts due from entities that are owned by certain of the Company's officers/owners at December 31, 1997 represent receivables resulting primarily from accounting fees and out-of-pocket expenses.



      (4) Amounts due from AGR Financial, LLC represent unpaid billings for services that the Company provides to AGR Financial, LLC pursuant to an agreement dated August 1996. The services include but are not limited to providing AGR Financial, LLC with office space, office equipment, software operating systems, processing capabilities and accounting services.



      (5) Amounts due from officers in 1997 include $107,532 from the Company's President which will be repaid in annual amounts of $53,766 in August 1998 and August 1999.

HANOVER CAPITAL PARTNERS LTD. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (CONTINUED)
--------------------------------------------------------------------------------



      Notes payable to related parties at December 31, 1996 consisted of the following:



                                                         1996
                                                         ----



            Note payable to officer                    $ 42,559
            Notes payable to ABH-I, LLC                  90,459
                                                       --------
            Notes payable to related parties           $133,018
                                                       ========



      On January 1, 1996, HCP and its stockholders entered into an Exchange Agreement (see Note 9) whereby HCP redeemed 40.836 shares of Class A common stock from one of its stockholders in exchange for cash ($66,000) and a term note in the amount of $42,559. The note was paid in full, with interest at the prime rate plus 2.0% in January 1997.



      Notes payable to ABH-I, LLC at December 31, 1996 consisted of three (3) promissory notes totaling $90,459. All of the promissory notes bear interest at the prime rate (8.25% at December 31, 1996). The promissory notes were paid in full in 1997.


7.    PROPERTY AND EQUIPMENT


      Property and equipment at December 31, 1997 and 1996 consists of the following:



                                                  1997            1996
                                               ---------       ---------



        Office machinery and equipment         $ 381,189       $ 388,123
        Furniture and fixtures                   111,246         111,246
        Leasehold improvements                    68,553          68,553
                                               ---------       ---------



                                                 560,988         567,922
        Less accumulated depreciation and
        amortization                            (347,851)       (251,865)
                                               ---------       ---------



        Property and equipment - net           $ 213,137       $ 316,057
                                               =========       =========






      Depreciation expense for the years ended December 31, 1997, 1996 and 1995 was $110,284, $113,885 and $87,913, respectively.


8.    INCOME TAXES


      The components of deferred income taxes as of December 31, 1997 and 1996 are as follows:



                                                      1997            1996
                                                   ---------       ---------



        Deferred tax assets                        $  44,499       $  52,409
        Deferred tax liabilities                     (24,418)        (65,402)
                                                   ---------       ---------
        Net deferred tax assets (liabilities)      $  20,081       $ (12,993)
                                                   =========       =========





      The items resulting in significant temporary differences for the years ended December 31, 1997 and 1996 that generate deferred tax assets relate primarily to the recognition of deferred revenue, accounts payable and accrued liabilities for financial reporting purposes. Temporary differences that generate

HANOVER CAPITAL PARTNERS LTD. AND SUBSIDIARIES



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (CONTINUED)
--------------------------------------------------------------------------------



      deferred tax liabilities relate primarily to the Company's change from the cash method to the accrual method of accounting for income tax reporting purposes.



      The components of the income tax provision (benefit) for the years ended December 31, 1997, 1996 and 1995 consist of the following:



                                          1997          1996          1995
                                       ---------     ---------     ---------



Current - Federal, state and local     $(292,885)    $  91,092     $ 165,491
Deferred - Federal, state and local      (33,074)      (17,222)     (114,326)
                                       ---------     ---------     ---------
Total                                  $(325,959)    $  73,870     $  51,165
                                       =========     =========     =========





      The income tax provision (benefit) differs from amounts computed at statutory rates, as follows:



                                             1997          1996         1995
                                          ---------     ---------    ---------
Federal income taxes at statutory rate    $(285,167)    $  56,518    $  27,006
State and local income taxes net
  of Federal benefit                        (59,486)       14,836        9,417
Unconsolidated subsidiary's net income      (12,793)           --        1,177
Meals and entertainment                       4,052         3,719        6,291
Officer's life insurance                      9,613         8,576        9,114
Other, net                                    3,852         3,014         (663)
                                          ---------     ---------    ---------
Total                                     $(325,959)    $  73,870    $  51,165
                                          =========     =========    =========



9.    STOCKHOLDERS' EQUITY


      On September 19, 1997, the Company entered into an Agreement and Plan of Recapitalization ("Agreement") with its four stockholders to recapitalize the Company. The Agreement provided for the tax-free exchange of the stockholders 166.424 Class A "old" common stock shares for 3,000 shares of "new" Class A common stock shares, $0.01 par value (representing a 3% economic interest in the Company and 97,000 shares of Series A preferred stock, $0.01 par value (representing a 97% economic interest in the Company). The preferred stock has no dividend rate or preference over the common stock. Dividend distributions will be made in the same amount on a per share basis of the common stock as for the preferred stock. Dividend distributions will be made to the common stockholders and the preferred stockholders in proportion to the number of outstanding shares. The preferred stockholder has the right to receive $10,750,005 upon liquidation of the Company before common stockholders receive any liquidating distributions.



      On January 1, 1996, HCP entered into an exchange agreement ("Exchange Agreement") with its stockholders in order to restructure the ownership of HCP so that HCP had only 166.424 Class A shares of common stock outstanding. The terms of the Exchange Agreement required HCP to: (1) redeem 40.836 shares of Class A common stock; (2) exchange 41.460 shares of Class B common stock for Class A common stock; (3) effect an exchange of 8.468 shares of Class A common stock among certain stockholders; and
      (4) transfer the ownership of Hanover Mortgage Capital Corporation (formerly a wholly-owned subsidiary of HCP) to HCP's stockholders.

HANOVER CAPITAL PARTNERS LTD. AND SUBSIDIARIES



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (CONTINUED)
--------------------------------------------------------------------------------


      On January 1, 1996, pursuant to the Exchange Agreement, HCP transferred its total ownership interests in its wholly-owned subsidiary, Hanover Mortgage Capital Corporation to HCP's stockholders. Hanover Mortgage Capital Corporation had a retained earnings deficiency at the time of transfer.

10.   NOTE PAYABLE TO BANK


      In December 1996, HCP entered into a $2.0 million Line of Credit Facility Agreement ("Line") with a bank that extends through December 31, 1999. The note payable to the bank at December 31, 1997 and 1996 consisted of a short-term note of $1,405,000 and $1,045,000, respectively, with an annual interest rate at the prime rate as of December 31, 1997. In October 1997, the terms of the Line were amended to decrease the interest rate on the Line from the prime rate plus 1.5% to the prime rate. The interest rate in effect at December 31, 1997 and 1996 was 8.50% and 9.75%, respectively. The maximum borrowing capacity under the terms of the Line reduce every six (6) months, beginning at June 30, 1997, by $150,000. The line is collateralized by all of the assets of HCHI and guaranteed by HCHI. Prior to September 1997, the line was collateralized by all of the assets of the Company and guaranteed by the President and all of the wholly-owned subsidiaries of HCP.



      At December 31, 1997, the Company was in violation of certain financial debt covenants of the Line that required the Company (on a stand-alone basis) to: (1) maintain a maximum debt to net worth ratio of 3 to 1 at December 31, 1997 and (2) to maintain a minimum debt service coverage ratio of 1.25 to 1.00 at December 31, 1997. To mitigate the above violations, the Company agreed to make a voluntary paydown on the Line of $860,000 on February 17, 1998, thereby reducing the outstanding borrowings on the line to $505,000.


11.   COMMITMENTS AND CONTINGENCIES


      The Company is involved in ongoing litigation regarding a mortgage loan and a related reserve agreement. The Company has retained the services of outside counsel. As of the date of this report, an evaluation of the likelihood of success or an unfavorable outcome could not be performed. As such, no amount has been provided for in the accompanying financial statements. The Company intends to attempt to achieve final settlement of the matter and if for any reason, the final settlement cannot be effectuated, the Company intends to respond vigorously and will evaluate the progress of the litigation as information becomes available.


      The Company has noncancelable operating lease agreements for office space. Future minimum rental payments for such leases are as follows:



                       YEAR                        AMOUNT
                       ----                        ------



                       1998                      $187,414
                       1999                       104,882
                       2000                        37,714
                                                 --------
                       Total                     $330,010
                                                 ========




      Rent expense for the years ended December 31, 1997, 1996 and 1995 amounted to $310,814, $339,421, and $345,716 respectively.




                                     ******

                     HANOVER CAPITAL MORTGAGE HOLDINGS, INC.



                            CONDENSED BALANCE SHEETS



                         (in thousands, except as noted)



              ASSETS                             MARCH 31,      DECEMBER 31,
                                                   1998            1997
                                                   ----            ----
                                              (unaudited)

Mortgage loans, held for sale                  $ 419,627        $ 160,970
Mortgage securities, available for sale          312,390          348,131
Cash and cash equivalents                         24,989            4,022
Accrued interest receivable                        7,346            3,597
Equity investment                                     94              100
Notes receivable from related parties              1,383              482
Prepaid expenses and other assets                    995              241
                                               ---------        ---------

TOTAL ASSETS                                   $ 766,824        $ 517,543
                                               =========        =========

              LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Reverse repurchase agreements                  $ 644,020        $ 435,138
Purchased mortgage loans payable                  36,058               --
Accrued interest payable                           3,942            2,250
Dividends payable                                  1,358            1,035
Due to related party                                  51              540
Accrued expenses and other liabilities             4,226              482
                                               ---------        ---------

              Total liabilities                  689,655          439,445
                                               ---------        ---------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY

Preferred stock, par value $.01
   authorized, 10 million shares, issued
   and outstanding, -0- shares
Common stock, par value $.01
   authorized, 90 million shares,
   issued and outstanding 6,466,677 shares            65               65
Additional paid-in-capital                        79,422           79,411
Available for sale securities:
   Unrealized (loss) on investments
   available for sale                             (1,672)            (842)
Retained earnings (deficit)                         (646)            (536)
                                               ---------        ---------

              Total stockholders' equity          77,169           78,098
                                               ---------        ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY     $ 766,824        $ 517,543
                                               =========        =========




                 See accompanying notes to financial statements

                     HANOVER CAPITAL MORTGAGE HOLDINGS, INC.



                        CONDENSED STATEMENT OF OPERATIONS
                      (in thousands, except per share data)
                                   (unaudited)




                                                  Three Months Ended
                                                        March 31,
                                                          1998
                                                          ----
REVENUES:
      Interest income                                  $ 9,332
      Interest expense                                   7,173
                                                       -------

         Net interest income                             2,159
      Loan loss provision                                   51
                                                       -------
         Net interest income after loan loss
                    provision                            2,108
                                                       -------

            Total revenues                               2,108
                                                       -------

EXPENSES:
     General and administrative expenses
         Personnel                                         189
         Management and administrative                     161
         Due diligence                                     175
         Commissions                                       125
         Legal and professional                            141
         Other                                              63
                                                       -------
              Total expenses                               854
                                                       -------

              Operating income                           1,254

Equity in (loss) of unconsolidated subsidiary               (6)
                                                       -------

NET INCOME                                             $ 1,248
                                                       =======
BASIC EARNINGS PER SHARE                               $  0.19
                                                       =======

DILUTED EARNINGS PER SHARE                             $  0.17
                                                       =======



                 See accompanying notes to financial statements

                     HANOVER CAPITAL MORTGAGE HOLDINGS, INC.



                        CONDENSED STATEMENT OF CASH FLOWS
                                 (in thousands)
                                   (unaudited)



                                                                    Three Months
                                                                Ended March 31, 1998
                                                                --------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                        $   1,248
   Adjustments to reconcile net income to net cash provided
        by operating activities:
        Amortization of net premium - mortgage securities                  903
        Amortization of net premium - mortgage loans                       133
        Loan loss provision                                                 51
        Equity in loss of unconsolidated subsidiary                          6
       (Increase) in accrued interest receivable                        (3,749)
       (Increase) in loans to related parties                             (901)
       (Increase) in prepaid expenses and other assets                    (754)
        Increase in accrued interest payable                             1,692
       (Decrease) in due to related party                                 (489)
        Increase in accrued expenses and other liabilities               3,754
                                                                     ---------

        Net cash provided by operating activities                        1,894
                                                                     ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of mortgage loans                                        (232,587)
    Purchase of mortgage securities                                     (4,333)
    Principal payments on mortgage securities                           38,340
    Principal payments on mortgage loans                                 9,806
                                                                     ---------

         Net cash (used in) investing activities                      (188,774)
                                                                     ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net borrowings from reverse repurchase agreements                   208,882
   Payment of dividends                                                 (1,035)
                                                                     ---------

         Net cash provided by investing activities                     207,847
                                                                     ---------

NET INCREASE IN CASH AND CASH EQUIVALENTS                               20,967

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                           4,022
                                                                     ---------

CASH AND CASH EQUIVALENTS, END OF PERIOD                             $  24,989
                                                                     =========

SUPPLEMENTAL SCHEDULE OF NONCASH ACTIVITIES

Operating activity- increase in dividends payable ($1,358) relating to the declaration of dividends in March 1998.

Investing activity and financing activity- funds for the purchase of $36,058 of mortgage loans were not disbursed until April 1998.

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the period for:

                  Income taxes                                       $       1
                                                                     =========

                  Interest                                           $   5,190
                                                                     =========



                See accompanying notes to financial statements.

                     HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)




1.   ORGANIZATION AND BASIS OF PRESENTATION



GENERAL



Hanover Capital Mortgage Holdings, Inc. (the "Company") was incorporated in Maryland on June 10, 1997. The Company is a real estate investment trust ("REIT"), formed to operate as a specialty finance company. The principal business strategy of the Company is to (i) acquire primarily single-family mortgage loans that are at least twelve months old or that were intended to be of certain credit quality but that do not meet the originally intended market parameters due to errors or credit deterioration, (ii) securitize the mortgage loans and retain interests therein, (iii) originate, hold, sell and service multifamily loans and commercial loans and (iv) acquire multifamily loans. The Company's principal business objective is to generate increasing earnings and dividends for distribution to its stockholders. The Company acquires single-family mortgage loans through a network of sales representatives targeting financial institutions throughout the United States. The Company may also acquire multifamily mortgage loans from a taxable subsidiary of the Company.



CAPITALIZATION



In September 1997, the Company raised net proceeds of approximately $79 million in its initial public offering (the "IPO"). In the IPO, the Company sold 5,750,000 units (each unit consists of one share of common stock, par value $.01 and one stock warrant) at $15.00 per unit including 750,000 units sold pursuant to the underwriters' overallotment option, which was exercised in full. Each warrant entitles the holder to purchase one share of common stock at the original issue price - $15.00. The warrants became exercisable on March 19, 1998 and remain exercisable until September 15, 2000. The Company utilizes substantially all of the net proceeds of the IPO to fund leveraged purchases of mortgage loans.



In connection with the closing of the IPO the Company acquired a 97% ownership interest (representing a 100% ownership of the non-voting preferred stock) in Hanover Capital Partners Ltd. and its wholly-owned subsidiaries: Hanover Capital Mortgage Corporation and Hanover Capital Securities, Inc., in exchange for 716,667 shares of the Company's common stock. Hanover Capital Partners Ltd. and its wholly-owned subsidiaries offer due diligence services to buyers, sellers and holders of mortgage loans and originate, sell and service multifamily mortgage loans and commercial loans.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



BASIS OF PRESENTATION



The accompanying unaudited condensed financial statements have been prepared by the management of the Company in accordance with generally accepted accounting principles for interim financial information and in conformity with the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. The results of operations for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the full year. For further information, refer to the audited financial statements and footnotes included in the Company's Form 10-K for the period from June 10, 1997 (inception) to December 31, 1997.



Because the Company was incorporated on June 10, 1997, there is no comparable statement of operations.



METHOD OF ACCOUNTING



The condensed financial statements of the Company are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.




INCOME TAXES



The Company has elected to be taxed as a real estate investment trust ("REIT") and intends to comply with the provisions of the Internal Revenue Code of 1986, as amended (the "Code") with respect thereto. Accordingly, the Company will not be subject to Federal income tax to the extent of its distributions to stockholders as long as certain asset, income and stock ownership tests are met.



EARNINGS PER SHARE



In 1997 the Company adopted Statement of Financial Accounting Standards No. 128 "Earnings per Share"("SFAS 128"). Under SFAS 128 basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock that then shared in earnings. Shares issued during the period and shares reacquired during the period are weighted for the period they were outstanding.

Calculations for earnings per share are shown below (dollars in thousands, except per share data):



Basic earnings per share:
       Net income (numerator)                          $    1,248
                                                       ==========

       Average common shares
        outstanding (denominator)                       6,466,677
                                                       ==========

      Per share                                        $     0.19
                                                       ==========

Diluted earnings per share:
       Net income (numerator)                          $    1,248
                                                       ==========

       Average common shares outstanding                6,466,677
       Add: Incremental shares from
            assumed conversion of
            warrants                                      767,059
                                                       ----------
       Dilutive potential common shares                   767,059
                                                       ----------

       Adjusted weighted average shares
            (denominator)                               7,233,736
                                                       ==========

       Per share                                       $     0.17
                                                       ==========



3. MORTGAGE LOANS



The Company's policy is to classify each of its mortgage loans as held for sale as they are purchased and each asset is monitored for a period of time, generally four to nine months, prior to making a determination as to whether the asset will be classified as held-to-maturity. At March 31, 1998 management has made the determination that all mortgage loans are held for sale. All mortgage loans designated as held for sale are reported at the lower of cost or market, with unrealized losses reported as a charge to earnings in the current period.



Premiums and discounts associated with the purchase of mortgage loans are amortized into interest income over the lives of the mortgage loans using the effective yield method adjusted for the effects of estimated prepayments. Mortgage loan transactions are recorded on the date the mortgage loans are purchased or sold. Purchases of new mortgage loans are recorded when all significant uncertainties regarding the characteristics of the mortgage loans are removed, generally on or shortly before settlement date. Realized gains and losses on mortgage loan transactions are determined on the specific identification basis.

The following table summarizes the Company's single-family mortgage loan pools, which are carried at the lower of cost or market (dollars in thousands):


                                                     March 31, 1998                December 31, 1997
                                                   -----------------               -----------------
                                                   Cost          Mix               Cost          Mix
                                                   ----          ---               ----          ---
Mortgage Loans
     Fixed rate                                  $297,382        72.3%           $106,397        67.1%
     Adjustable rate                              113,932        27.7%             52,392        32.9%
                                                 --------       -----            --------       -----
         Subtotal                                 411,314       100.0%            158,789       100.0%
                                                                =====                           =====
     Net deferred loan fees,
         premiums and discounts                     8,382                           2,199
     Loan loss reserve                                (69)                            (18)
                                                 --------                        --------
    Carrying value                               $419,627                        $160,970
                                                 ========                        ========



An analysis of the change in the loan loss reserve for the three months ended March 31, 1998 is as follows (dollars in thousands):



                           Balance beginning of period                $18
                           Loan loss provision                         51
                                                                      ---

                           Balance at March 31, 1998                  $69
                                                                      ===



The following table summarizes certain characteristics of the Company's single-family fixed rate and adjustable rate mortgage loan portfolio (dollars in thousands):



                                                         March 31, 1998
                         ------------------------------------------------------------------------------
                         Carrying Value          Principal              Weighted             Weighted
                          of Mortgage            Amount of            Average Net             Average
                             Loans             Mortgage Loans            Coupon            Maturity (1)
                         --------------        --------------         -----------          ------------
 Fixed Rate                 $304,595              $297,382                 8.829%                 229
 Adjustable Rate             115,032               113,932                 8.054%                 273
                            --------              --------                ------               ------
                            $419,627              $411,314                 8.615%                 241
                            ========              ========                ======               ======




                                                        December 31, 1997
                         ------------------------------------------------------------------------------
                         Carrying Value          Principal              Weighted             Weighted
                          of Mortgage            Amount of            Average Net             Average
                             Loans             Mortgage Loans            Coupon            Maturity (1)
                         --------------        --------------         -----------          ------------
 Fixed Rate                 $107,953              $106,424               8.265%                 242
 Adjustable Rate              53,017                52,365               7.925%                 319
                            --------              --------               -----                  ---
                            $160,970              $158,789               8.153%                 267
                            ========              ========               =====                  ===




(1) weighted average maturity reflects the number of months remaining until maturity



The average effective yield for the three months ended March 31, 1998 on the mortgage loan portfolio, including the amortization of the net premiums paid for the mortgage loans, was 7.410%.



4. MORTGAGE SECURITIES



The Company's policy is to classify its mortgage securities as available-for-sale as they are purchased and each asset is monitored for a period of time, generally three to six months, prior to making a determination whether the asset will be classified as held-to-maturity. All mortgage securities designated as available-for-sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity.



Premiums and discounts associated with the purchase of mortgage securities are amortized into interest income over the lives of the securities using the effective yield method adjusted for the effects of estimated prepayments. Mortgage securities transactions are recorded on the date the mortgage securities are purchased or sold. Purchases of new issue mortgage securities are recorded when all significant uncertainties regarding the characteristics of the securities are removed, generally on or shortly before settlement date. Realized gains and losses on mortgage securities transactions are determined on the specific identification basis.

The following table summarizes the Company's amortized cost basis and fair value of mortgage securities available for sale (dollars in thousands):


                                                     March 31, 1998                     December 31, 1997
                                               --------------------------              -------------------
                                               Available                               Available
                                               for Sale               Mix              for Sale        Mix
                                               ---------              ---              ---------       ---
Mortgage Securities
   Adjustable - rate
     FNMA certificate                          $180,968                57.6%           $207,898        59.6%
     FHLMC certificates                         128,764                41.0%            141,075        40.4%
                                               --------               -----            --------       -----
                                                309,732                98.6%            348,973       100.0%
   Fixed rate
     FNMA certificate                             4,330                 1.4%                 --          --
                                               --------               -----            --------       -----
    Total amoritized cost                       314,062               100.0%            348,973       100.0%
                                               --------               =====            --------       =====
       Gross unrealized (losses)                 (1,672)                                   (842)
                                               --------                                --------
    Fair value                                 $312,390                                $348,131
                                               ========                                ========



5. REVERSE REPURCHASE AGREEMENTS



Reverse repurchase agreements are accounted for as collateralized financing transactions and recorded at their contractual amounts, plus accrued interest.



In March 1998, the Company entered into a third master repurchase agreement with a lender in an amount up to $100 million for a period of one year. Any borrowings under this facility will be secured by mortgage loans, or other securities, and will bear interest at the comparable LIBOR plus a spread of 0.70% to 1.25%.



At March 31, 1998 the Company had a total of $500 million of mortgage loan reverse repurchase agreement financing available pursuant to master repurchase agreements with three lenders. At March 31, 1998 the Company had outstanding borrowings of $330,062,000 under the above mentioned reverse repurchase agreements with a weighted average borrowing rate of 6.318% for the first quarter of 1998 and a weighted average remaining maturity of less than three months. The reverse repurchase agreements at March 31, 1998 were collateralized by mortgage loans with a cost basis of $345,585,000 (which approximates market value).



As of March 31, 1998, the Company had outstanding mortgage securities reverse repurchase agreements of $313,958,000 with a weighted average borrowing rate of 5.597% and a weighted average remaining maturity of less than one month.



Information concerning the reverse repurchase agreements and the pledged collateral at March 31, 1998 is summarized as follows (dollars in thousands):



                                                        Mortgage           Mortgage
Reverse Repurchase Agreements                          Securities           Loans
                                                       ----------           -----
   Average balance during the period (1)                $324,305           $166,881
   Average interest rate during period (1)                 5.597%             6.318%
   Maximum month-end balance during the
    period                                              $331,793           $330,062

Collateral Underlying the Agreements
   Carrying balance                                     $314,062           $345,585



(1) above table reflects the period beginning January 1, 1998 through March 31, 1998.

6. PURCHASED MORTGAGE LOANS PAYABLE



At March 31, 1998 the Company held back approximately $36,058,000 from the original purchase price of $54,016,000 from mortgage pools purchased in February and March 1998 due to documentation and logistical problems. Substantially all of the holdback amounts were paid in April 1998.




7. AFFILIATED PARTY TRANSACTIONS



The Company has engaged HCP pursuant to a Management Agreement to render among other things, due diligence, asset management and administrative services. The statement of operations of the Company includes management and administrative expenses of $161,000, due diligence expenses of $175,000 and commission expenses of $125,000 relating to billings from HCP. At March 31, 1998 the balance sheet of the Company included an amount due HCP of $51,000. During the first three months of 1998 the Company recorded a loss from its investment in HCP and Subsidiaries of $6,000 (generated from revenues of $1,791,000 and expenses of $1,797,000).



In connection with the original formation transactions in September 1997, the Company agreed to lend (a maximum of) $1,750,000 collectively, to four officer/stockholders (collectively referred to as the "Principals") to enable the Principals to pay personal income taxes on the gains they must recognize upon contributing their HCP preferred stock to the Company for shares of the Company's common stock. The loans are secured solely by 116,667 shares of the Company's common stock owned by the Principals, collectively. The loans bear interest at the lowest applicable federal tax rate during the month the loans are made. At March 31, 1998 loans outstanding to three of the Principals totaled $482,000. The loans bear interest at 6.02%.



In February 1998 the Company advanced $900,000 to HCP pursuant to an unsecured loan agreement. The loan to HCP bears interest at 1.00% below the prime rate. At March 31, 1998 the loans outstanding to HCP totaled $900,000.



8. COMMITMENTS AND CONTINGENCIES



At March 31, 1998 the Company had committed to purchase approximately $104,051,000 of fixed and adjustable rate mortgage loans.



9.  ADOPTION OF FINANCIAL ACCOUNTING STANDARDS



In June 1997 the Financial Accounting Standards Board issued Statement of Financial Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). Effective January 1, 1998 the Company adopted SFAS No. 130 which established disclosure standards for reporting comprehensive income in a full set of general purpose financial statements. Comprehensive income for three months ended March 31, 1998 was $418,000, which included an unrealized loss on investments available for sale of $830,000.



10. SUBSEQUENT EVENTS



On April 7, 1998 the Company issued approximately $103 million in Real Estate Mortgage Investment Conduit (REMIC) interests in a private placement offering that was structured as a financing transaction. The Company will retain interests in the REMIC, including the non-rated credit support interests, which totaled approximately $513,000.



On April 13, 1998 a $0.21 cash dividend previously declared by the Board of Directors was paid to stockholders of record as of March 31, 1998.



In April 1998 the Company loaned $1,268,000 to the Principals resulting in total loans to the Principals of $1,750,000, the maximum loan amount permitted pursuant to the original formation transaction.



Pursuant to the Registration Rights Agreement by and between the Company and the Principals, the Principals have the right to request on any one occasion on or after January 1, 1998 that the

Company file one registration statement with the Securities and Exchange Commission, at the Company's expense, with respect to a maximum of 100,000 shares of common stock owned by the Principals in order to pay tax on gains the principals must recognize relating the Company's original formation transaction. In March 1998 the Board of Directors agreed to lend up to an additional $1,500,000 in unsecured loans to the Principals, in lieu of incurring the costs and expenses associated with the registration of 100,000 shares of the Company's common stock owned by the Principals. The Company loaned the Principals an additional $1,298,000 in April 1998. These additional loans are due and payable on March 31, 1999 and bear interest of 5.51%. No additional loans are expected to be made to the Principals.

         NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.



                                                 TABLE OF CONTENTS



                                                           PAGE
                                                           ----
Prospectus Summary . . . . . . . . . . . . . . . . . .      4
Risk Factors . . . . . . . . . . . . . . . . . . . . .      1
The Company. . . . . . . . . . . . . . . . . . . . . .     17
Use of Proceeds. . . . . . . . . . . . . . . . . . . .     17
Dividend Policy and Distributions. . . . . . . . . . .     17
Dividend Reinvestment Plan. .. . . . . . . . . . . . .     19
Management's Discussion and Analysis of
Financial Condition and Results of Operations. . . . .     20
Business . . . . . . . . . . . . . . . . . . . . . . .     29
Management . . . . . . . . . . . . . . . . . . . . . .     50
Certain Transactions . . . . . . . . . . . . . . . . .     62
Principal Stockholders . . . . . . . . . . . . . . . .     66
Description of Capital Stock . . . . . . . . . . . . .     67
Shares Eligible for Future Sale. . . . . . . . . . . .     71
Certain Provisions of Maryland Law and the
Company's charter and By-Laws. . . . . . . . . . . . .     73
Federal Income Tax Considerations. . . . . . . . . . .     77
ERISA Investors. . . . . . . . . . . . . . . . . . . .     90
Legal Matters. . . . . . . . . . . . . . . . . . . . .     91
Experts. . . . . . . . . . . . . . . . . . . . . . . .     91
Additional Information . . . . . . . . . . . . . . . .     91
Glossary . . . . . . . . . . . . . . . . . . . . . . .     92
Index to Financial Statements. . . . . . . . . . . . .    F-1






                                5,920,378 SHARES
                                 OF COMMON STOCK
                         HANOVER CAPITAL HOLDINGS, INC.
                            ISSUABLE UPON EXERCISE OF
                             STOCK PURCHASE WARRANTS






                                   PROSPECTUS



                                 July 20, 1998

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 31.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the registration of the securities of the Registrant registered pursuant to the Registrant's Registration Statement on Form S-11 to which this Post-Effective Amendment No. 1 relates (including the sale of Common Stock being registered hereby).




Securities and Exchange Commission registration fee.................................$  56,594.46
NASD filing fee........................................................................19,176.18
American Stock Exchange filing fee.....................................................50,000.00
Printing and engraving expenses.......................................................289,000.00
Legal fees and expenses...............................................................287,051.58
Accounting fees and expenses..........................................................275,000.00
Transfer agent and custodian fees.......................................................1,500.00
Miscellaneous..........................................................................13,226.25
          Total.....................................................................$ 991,548.47


ITEM 32.  SALES TO SPECIAL PARTIES.

    Not applicable.

ITEM 33.  RECENT SALES OF UNREGISTERED SECURITIES.

    On or about June 11, 1997, the Company sold 10 shares of Common Stock to John A. Burchett in a private placement.


    In connection with the Formation Transactions, the Principals sold the HCP Preferred to HCHI.



ITEM 34.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The charter of the Company contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.


    The charter of the Company authorizes it, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (1) any present or former Director or officer or (2) any individual who, while a Director of the Company and at the request of the Company, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise from and against any claims or liability to which such person may become subject or which such person may incur by reason of his status as a present or former Director or officer of the Company. The Bylaws of the Company obligate it, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (1) any present or former Director or officer who is made a party to the proceeding by reason of his service in that capacity or (2) any individual who, while a Director of the Company and at the request of the Company, serves or has served another corporation, partnership, director, officer, partner or trustee of such corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his service in that capacity. The charter and Bylaws also permit the Company to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and to any employee or agent of the Company or a predecessor of the Company.


    The MGCL requires a corporation (unless its charter provides otherwise, which the Company's charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (2) the director or officer actually received an improper personal benefit in money, property or services or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation. In addition, the MGCL requires the Company, as a condition to advancing expenses, to obtain (1) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the Company as authorized by the Bylaws and (2) a written statement by or on his behalf to repay the amount paid or reimbursed by the Company if it shall ultimately be determined that the standard of conduct was not met.

ITEM 36.L  FINANCIAL STATEMENTS AND EXHIBITS

    (a) Financial Statements, all of which are in the Prospectus:



                                                                                               PAGE
                                                                                               ----
HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
Independent Auditors' Report....................................................................F-2
Financial Statements as of December 31, 1997 and for the Period from June 10, 1997
(inception) through December 31, 1997:
  Balance Sheet.................................................................................F-3
  Statement of Operations.......................................................................F-4
  Statement of Stockholders' Equity.............................................................F-5
  Statement of Cash Flows.......................................................................F-6
  Notes to Financial Statements.................................................................F-7
HANOVER CAPITAL PARTNERS LTD. AND SUBSIDIARIES
Independent Auditors' Report....................................................................F-22
Consolidated Financial Statements as of December 31, 1997 and December 31, 1996 and for each    F-22
of the Three Years in the Period Ended December 31, 1997:
  Balance Sheets................................................................................F-23
  Statements of Operations......................................................................F-24
  Statements of Stockholders' Equity............................................................F-25
  Statements of Cash Flows......................................................................F-26
  Notes to Consolidated Financial Statements....................................................F-27
Financial Statements as of March 31, 1998 and for the Three Months Ended March
31, 1998 (unaudited):
  Condensed Balance Sheets as of March 31, 1998 and December 31, 1997...........................F-35
  Condensed Statement of Operations for the Three Months Ended March 31, 1998...................F-36
  Condensed Statement of Cash Flows for the Three Months Ended March 31, 1998...................F-37
  Notes to Condensed Financial Statements.......................................................F-38


    (b) Exhibits.

                                  EXHIBIT INDEX


 **1.1    Form of Underwriting Agreement


 **3.1    Articles of Incorporation of HCHI, as amended


 **3.2    By-Laws of HCHI



 **4.1    Specimen Common Stock Certificate



 **4.2 Warrant Agreement pursuant to which Warrants were issued (including form of Warrant)



 **4.3 Representatives' Warrant Agreement pursuant to which the Representatives' Warrants were issued



 **4.4    Specimen Unit Certificate



 **5.1 Opinion of Piper & Marbury with respect to legality of the Securities being registered



 **8.1 Opinion of Morse, Barnes-Brown & Pendleton, P.C. with respect to certain Federal income tax matters



**10.3    Registration Rights Agreement



**10.4    Shareholders' Agreement of HCP



**10.5    Agreement and Plan of Recapitalization



**10.6    Bonus Incentive Compensation Plan



**10.7    1997 Executive and Non-Employee Director Stock Option Plan



**10.8    Employment Agreement by and between HCHI and John A. Burchett



**10.9    Employment Agreement by and between HCHI and Irma N. Tavares



**10.10   Employment Agreement by and between HCHI and Joyce S. Mizerak



**10.11   Employment Agreement by and between HCHI and George J. Ostendorf


**10.12 Standard Form of Office Lease, dated as of May 6, 1991, by and between Irwin Kahn and HCP, as amended by the First Amendment of Lease, dated as of July 1, 1996

**10.13 Office Lease Agreement, dated as of March 1, 1994, by and between Metroplex Associates and HCMC, as amended by the First Modification and Extension of Lease Agreement, dated as of February 28, 1997

**10.14 Indenture, dated as of June 28, 1993, by and between LaSalle National Bank, N.A., as Trustee, and HCP, as amended by the Lease Amendment dated as of August 23, 1995

**10.15 Office building space, dated as of February 5, 1993, by and between Bonhomme Place Associates, Inc. and HCMC, as amended by Lease Amendment #1, dated as of December 1, 1993 and as further amended by Second Amendment and Extension of Lease, dated as of March 1, 1996

**10.16 Office Lease and Service Agreement, dated as of August 28, 1995 by and between Federal Deposit Insurance Receiver for Merchants Bank and HCP

**10.17 Agreement of Lease, dated as of January 8, 1997 by and between Saint Paul Executive Office Suites, Inc., d.b.a. LesWork Inc. and HCP

**10.18 Revolving Credit Agreement, dated as of December 10, 1996 between Fleet National Bank and HCP

**10.19 Guaranty, dated as of December 10, 1996, by John A. Burchett to Fleet National Bank

**10.20   Guaranty, dated as of December 10, 1996, by HCMC to Fleet National
          Bank

**10.21   Guaranty, dated as of December 10, 1996, by HCMF to Fleet National
          Bank

**10.22   Guaranty, dated as of December 10, 1996, by HCA to Fleet National Bank

**10.23   Guaranty, dated as of December 10, 1996, by HCS to Fleet National Bank

**10.24 Modification Agreement, dated as of June , 1997, between Fleet National Bank, HCP, HCMC, HCMF, HCS, HCA and John A. Burchett


**10.25   Contribution Agreement



**10.26   Participation Agreement



**10.27   Loan Agreement



 %10.28 Master Repurchase Agreement Governing Purchases and Sales of Mortgage Loans, between Nomura Asset Capital Corporation and



          HCHI, dated September 29, 1997



 #10.29 Management Agreement, dated as of January 1, 1998, by and between HCHI and HCP



 #10.30 Master Loan and Security Agreement between HCHI and Morgan Stanley Mortgage Capital Inc., dated as of December 8, 1997



 +10.31 Master Loan and Security Agreement by and between Greenwich Capital Financial Products, Inc. and HCHI, dated March 30, 1998



**21      Subsidiaries of HCHI



  23.1    Consents of Deloitte & Touche, LLP



  23.2    Consent of Piper & Marbury (included in Exhibit 5.1 hereof)



  23.3    Consent of Morse, Barnes-Brown & Pendleton, P.C. (included in Exhibit
          6.1 hereof)



**24      Power of Attorney (included on signature page)



----------



** Previously filed.



% Incorporated herein by reference to the Registrant's Form 10-Q, as amended, for the quarter ended September 30, 1997, as filed with the Securities and Exchange Commission.



# Incorporated herein by reference to the Registrant's Form 10-K for the year ended December 31, 1997, as filed with the Securities and Exchange Commission.



+ Incorporated by reference herein to the Registrant's Form 10-Q for the quarter ended March 31, 1998, as filed with the Securities and Exchange Commission.



ITEM 37.  UNDERTAKINGS


    Insofar as indemnification by the registrant for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 34 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person against the registrant in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1993, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York City, State of New York, on the 14th day of July, 1998.


                                         HANOVER CAPITAL MORTGAGE HOLDINGS, INC.


                                         By: /s/ John A. Burchett
                                            ------------------------------------
                                         John A. Burchett
                                         Chairman of the Board, Chief
                                         Executive Officer and President



    Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



  SIGNATURE                    TITLE                           DATE
  ---------                    -----                           ----



  /s/ John A. Burchett         Chairman of the Board,          July 14, 1998
  ---------------------          Chief Executive Officer,
  John A. Burchett               and President (Principal
                                 Executive Officer)




  /s/ Ralph F. Laughlin        Senior Vice President, Chief    July 14, 1998
  ---------------------          Financial Officer,
  Ralph F. Laughlin              Treasurer and Assistant
                                 Secretary (Principal
                                 Financial and Accounting
                                 Officer)




  /s/ Irma N. Tavares          Managing Director and           July 14, 1998
  ---------------------          Director
  Irma N. Tavares



          *                    Managing Director,              July 14, 1998
  ---------------------          Secretary
  Joyce S. Mizerak               and Director




          *                    Managing Director and           July 14 1998
  ---------------------          Director
  George J. Ostendorf



* By:    /s/ John A. Burchett
         --------------------
         John A. Burchett
         Attorney-in-Fact




    We, the undersigned directors of Hanover Capital Holdings, Inc., do hereby constitute and appoint John A. Burchett and Joyce S. Mizerak or either of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended; and we do hereby ratify and confirm all that the said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




     SIGNATURE                    TITLE                        DATE
     ---------                    -----                        ----



                                  Director                     July __,1998
     ------------------
     John Nicholas Rees



     /s/ Joseph Freeman           Director                     July 13,1998
     ------------------
     Joseph Freeman



     /s/ Robert Campbell          Director                     July 9, 1998
     ------------------
     Robert Campbell



     /s/ John A. Clymer           Director                     July 10,1998
     ------------------
     John A. Clymer



     /s/ Saiyid Naqvi             Director                     July 10,1998
     ------------------
     Saiyid Naqvi